UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . 9.90
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	January 10, 2005	By	/s/ TREVOR M WILLIAMS
Trevor Williams
Deputy Company Secretary

2

IMPERIAL TOBACCO GROUP PLC
ANNUAL REPORT AND ACCOUNTS
2004

IMPERIAL TOBACCO, the world’s fourth largest international tobacco company, manufactures, markets and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars.

Our strategy...

to create sustainable shareholder value by growing our operations both organically and through acquisitions.

The consistent application of our strategy...

has delivered compound annual growth both in adjusted earnings per share and in dividends per share of 17% since 2000.

Successful acquisition track record...

•              £4.8bn invested

2004:    Business and assets of the CTC Tube Company of Canada

2002:    Reemtsma Cigarettenfabriken GmbH

2001:    Tobaccor S.A.

2000:    The Baelen Group, The EFKA Group, Mayfair Vending

1999:    Brand acquisition in Australia and New Zealand

1998:    Van Nelle Tabak

1997:    Rizla

•              Proven integration record

•              Synergies achieved or exceeded

Our business highlights...

in 2004

•              For the past five years, our total shareholder return has grown by 19.5 per cent year on year and we have outperformed the FTSE All-Share Index by 163 per cent.

•              Our broad international coverage has produced some excellent results. We have grown our market shares in a number of markets in Western Europe, Africa, the Middle East and Asia.

•              Supporting this performance has been our strong multi-product portfolio:

•              Our strategic cigarette brand Davidoff has grown volumes by on average 15 per cent across all our regions, demonstrating its international appeal.

•              Our strength in the profitable other tobacco products sector with brands such as Golden Virginia, Drum and Van Nelle has underpinned our profit delivery in the Rest of Western Europe region.

•              The number one and number two cigarette brands Lambert & Butler and Richmond performed well, further extending our UK market leadership.

•              The national launch of the JPS brand family in Germany in April 2004 has supported our improving profits.

•              Across our manufacturing sites we improved productivity, with significant progress made to further standardise our products, processes and systems.

•              Our success in 2004 was as much about our people as our products and markets. We aim to provide an environment where our employees can maximise their potential.

We produce a comprehensive range of cigarettes and other tobacco products...

Sales in over 130 countries

some 15,000 employees

33 factories

Our key brands...

Rizla Rizla is the world’s No.1 rolling paper, sold in over 50 countries.

Davidoff In 2004, Davidoff experienced significant volume growth across the business.		Lambert & Butler Lambert & Butler has been the UK’s best selling cigarette brand for the past 6 years.

JPS JPS is a key value brand within our cigarette portfolio with its major markets being France, the UK, Germany and Spain.
West is our biggest cigarette brand.

Drum We are world leader in roll your own tobacco, with Drum one of our key brands.

INTRODUCTION

FINANCIAL HIGHLIGHTS

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

INTERNATIONAL REACH

MULTI-PRODUCT ADVANTAGE

OPERATING AND FINANCIAL REVIEW

CORPORATE RESPONSIBILITIES

BOARD OF DIRECTORS

CHIEF EXECUTIVE’S COMMITTEE

SHAREHOLDER INFORMATION

REPORT OF THE DIRECTORS

CORPORATE GOVERNANCE REPORT

DIRECTORS’ REMUNERATION REPORT

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

CONSOLIDATED BALANCE SHEET

CONSOLIDATED CASH FLOW STATEMENT

ACCOUNTING POLICIES

NOTES TO THE ACCOUNTS

IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

NOTES TO THE IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

PRINCIPAL SUBSIDIARIES

INDEX

GLOSSARY OF TERMS

A strong foundation for future growth...

Company Hallmarks

•              Strong financial performance

•              Profitable core markets

•              International reach

•              International brand equity

•              Multi-product advantage

•              Successful acquisitions

•              Cost focus

Financial Highlights	Earnings per share	Dividends per share
(adjusted)

	101.6p	50p
	up 13% on 2003	up 19% on 2003

2004

(In £’s million)	2004			2003	2002	2001	2000

Turnover	11,005	down	4%	11,412	8,296	5,918	5,220
Operating profit	885	—	—	881	603	604	560
Adjusted operating profit (1)	1,218	up	7%	1,135	789	619	568
Pre-tax profit	688	up	5%	656	423	494	450
Adjusted pre-tax profit (1)	1,014	up	13%	898	642	509	458
Profit after tax	450	up	6%	424	283	355	323
Adjusted profit after tax (1)	743	up	13%	655	465	370	331

(In pence)	2004			2003	2002	2001	2000

Basic earnings per share	61.4	up	6%	58.1	41.0	56.6	52.3
Adjusted earnings per share (1)	101.6	up	13%	90.0	68.4	59.0	53.6
Diluted earnings per share	61.2	up	6%	57.9	40.8	56.2	52.0
Dividend per share	50.0	up	19%	42.0	33.0	28.8	26.4

(1) Adjusted to exclude amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

Adjusted operating profit	Cash conversion rate	Interest cover

£1,218m	98%	6.0 times
up 7% on 2003

Total Shareholder Return Index

We are focused on shareholder value creation. Since 2000, total shareholder return has grown by 19.5 per cent year on year and we have outperformed the FTSE All-Share Index by 163 per cent.

Chairman and Chief Executive’s Statement

Derek Bonham
Chairman
(left)

Gareth Davis
Chief Executive

These positive results reflect the progress made throughout the Group during the year. Imperial Tobacco remains a highly cash generative business, with strong earnings growth.

At the heart of everything we do is a desire to create sustainable profitable growth for our shareholders, while ensuring we continue to meet the current and future needs of our consumers.

Our comprehensive portfolio of tobacco products and brands, our geographic diversity and our proactive approach mean we are well placed to capitalise on changes in our external environment as we pursue growth, both organically and through acquisition.

FINANCIAL PERFORMANCE

Our financial performance reflects our operational progress, supported by continuing cost efficiencies, and the effective use of our cash.

Turnover excluding duty in 2004 was £3.0 billion (2003: £3.2 billion), impacted by the sale of two wholesale businesses last year and adverse foreign exchange movements, totalling around £0.2 billion. Adjusting for these factors, turnover was broadly flat, with our focus on profitable volume development compensating for certain market size pressures in the year, particularly in Germany and France.

Adjusted operating profit (before amortisation and exceptional items) increased by 7 per cent to over £1.2 billion. Reported profit (after amortisation and exceptional items) was flat at £885 million (2003: £881 million).

With a reduction in the interest charge to £204 million (2003: £237 million), adjusted profit on ordinary activities before taxation increased by 13 per cent to over £1 billion. Adjusted earnings per share were up 13 per cent to 101.6 pence, from 90.0 pence in 2003. Basic earnings per share were 61.4 pence (2003: 58.1 pence).

DIVIDEND

The Board recommends a final dividend of 35.0 pence per share bringing the total dividend for 2004 to 50.0 pence, an increase of 19 per cent (2003: 42.0 pence). As we said in our interim report in April, this takes us back to our historical annual dividend payout of around 50 per cent of earnings.

The dividend will be paid on 18 February 2005 to shareholders on the register at the close of business on 21 January 2005.

ANOTHER YEAR OF PROGRESS

This financial success is the result of a number of strong performances around the business, and includes some particular highlights.

From a brand perspective Davidoff has performed extremely well, with volumes up 15 per cent year on year with growth in all our key regions. We have also benefited from our strong portfolio in other tobacco products with our brands Golden Virginia, Drum and Rizla.

We have grown our market shares in a number of markets including in Western Europe, Africa, the Middle East and Asia. Longer term investments such as our relationship with strategic alliance partners, the Yuxi Hongta Group in China, are developing well, strengthening our platform for growth.

With EU accession in May, we were able to address some of the over-capacity inherent in our manufacturing operations since the Reemtsma acquisition. We closed our cigarette factories in Slovenia, Slovakia and Hungary and our filter production centre in Hungary. These closures are part of an ongoing review of our manufacturing sites, contributing to the reduction in costs and complexity and improving efficiencies within the enlarged Group.

Outside our manufacturing operations the same rigorous management approach is applied, ensuring effective control of both the costs and capital employed by the Group around the world.

The acquisition of the business and assets of the CTC Tube Company of Canada in May provided an opportunity to strengthen our position in the growing rolling papers and tubes markets. Although this was a small acquisition for Imperial Tobacco, we have been encouraged by the opportunities this business offers.

OUR ENVIRONMENT

Together with other tobacco growers, manufacturers and suppliers, we are part of an estimated £229 billion global tobacco industry. We recognise that our industry remains controversial. We are committed to providing consumers with high quality tobacco products, while continuing to seek constructive dialogue with governments and regulatory bodies in pursuit of reasonable and appropriate regulation.

We believe that an outright ban on smoking in public places such as those seen in recent months in Ireland and Norway is a step too far. Given the heightened interest in this topic, we have included further information on smoking bans on page 26 of this report. We welcome the opportunity to find practical, workable solutions as an alternative to regulation in this area.

We believe the risks associated with smoking are well known. We were encouraged by the findings of Courts in both Ireland and Germany, where a number of cases have been dismissed. We will continue to contest all such litigation against the Group.

At the heart of everything we do is a desire to createsustainable profitable growth for our shareholders.

CORPORATE GOVERNANCE

We strive for the highest possible standards of governance throughout the business and in all our market operations. We broadly welcome initiatives such as those proposed by the UK Government introducing regulations for the Operating and Financial Review.

Providing greater clarity and transparency and improving the quality of our reporting for the benefit of investors was one of the objectives of our first Corporate Responsibility Review, published on our website in December 2003. The Board was pleased with the positive responses received from a wide range of stakeholders. The Review sets out our approach in this area and our objectives for both this year and next, against which we have made considerable progress. An overview of our achievements is included on pages 32 to 33 of this report, with more detailed information contained in the Corporate Responsibility Review for 2004, which will be published on our website in December.

BOARD AND SENIOR MANAGEMENT CHANGES

Richard Hannaford, Company Secretary, retired this year and, on behalf of the Board, we extend our heartfelt thanks for his guidance and wise counsel, and for the contribution he has made to Imperial Tobacco over the last 31 years. He is succeeded by Matthew Phillips, formerly Senior Legal Counsel.

We also welcome David Thursfield, as a Non-Executive Director. He brings significant international expertise from more than 25 years in the automotive industry.

Our employees are focused on delivering results for the benefit of our shareholders. It is their commitment that turns our strategy into reality.

OUTLOOK

Looking ahead, we believe that the Group is well placed to continue its record of success. It is a record of which we are proud, driven by an overriding focus on delivering profitable growth for the benefit of our shareholders. We believe our strategy will continue to deliver excellent results.

Our international coverage and balanced brand portfolio provide us with continuing opportunities for organic growth. We remain committed to further efficiencies, ensuring the business is organised effectively in order to meet current and future market demands. We continue to look for potential acquisition opportunities that deliver value. With improving funding ratios, and should suitable acquisitions not be immediately available, we are actively considering returning surplus funds to our shareholders through a share buyback programme.

Finally, and on behalf of the entire Board, we would like to thank our employees. It is their commitment to delivering results for the benefit of our shareholders that turns our strategy into reality.

/s/ Derek Bonham	/s/ Gareth Davis
Derek Bonham	Gareth Davis
Chairman	Chief Executive

INTERNATIONAL REACH

OUR OPERATIONS SPAN A WIDE RANGE OF MARKETS across Western, Central and Eastern Europe, Africa, the Middle East, Asia and Australasia with our products sold in over 130 countries. This geographic diversity provides us with a strong platform for future growth.

.09

HORIZON
RED 16
30

West

Stuyvesant
Stuyvesant

AMERICAN BLEND
R1®

Excellence
VIRGINIA BLEND

MULTI-PRODUCT ADVANTAGE

RICHMOND

GOLDEN VIRGINIA
HAND ROLLING TOBACCO
25g℮
A BLEND OF VIRGINIA & OTHER CHOICE TOBACCOS

.10

VAN NELLE
ZWARE SHAG

ROUTE
66

RIZLA+
ULTRA FINO

JPS
JOHN PLAYER
SPECIAL

DRUM

OUR MULTI-PRODUCT PORTFOLIO IS A KEY STRENGTH, with a comprehensive range of cigarettes and other tobacco products. It ensures we provide consumers with choice, high quality and good value.

BASTOS

L&B
KING SIZE
LAMBERT &

.11

another excellent year...

Operating and Financial Review	In 2004 we have continued our successful track record of profit and earnings growth, with good progress across all our regions, supported by continued delivery of cost savings.

Robert Dyrbus
Finance Director

Alison Cooper
Director of Finance and
Planning

GROUP OPERATING PERFORMANCE

In 2004, adjusted operating profit (before amortisation and exceptional items) grew by 7 per cent to £1,218 million, the result of our focus on profitable volume development combined with further cost efficiencies from our operations and support structures. Reported operating profit (after amortisation and exceptional items) was broadly flat at £885 million.

This profit was achieved despite considerable volume pressures during the year, both related to duty-driven market declines and to a number of operational changes around the business. These included the move to local manufacture in Nigeria, trade stock adjustments in Russia and the discontinuation of some distribution and manufacturing arrangements.

Reported turnover excluding duty decreased by 5 per cent to £3,032 million, impacted by the disposal of the Caritas and Tobaccomat wholesale businesses at the end of last year and adverse foreign exchange movements. Adjusting for these factors turnover was broadly flat year on year with volume reductions offset by the improving profitability of our broad product portfolio.

GROUP OPERATING PERFORMANCE

	2004		2003
Turnover ex. duty	£3,032	m	£3,200	m
Adjusted operating profit (1)	£1,218	m	£1,135	m
Adjusted operating margin (1)	40.2%		35.5%
Amortisation	£(204	)m	£(203	)m
Exceptional items	£(129	)m	£(51	)m
Reported operating profit	£885	m	£881	m

(1)   Before amortisation and exceptional items.

Regional Performance Analysis

Our focus on profitability is evident in the excellent margin development of the business with adjusted Group operating margins now over 40 per cent, driven by improvements across all our regions.

REGIONAL PERFORMANCE HIGHLIGHTS

	Turnover ex. duty		Adjusted operating profit(1)
	2004	2003	2004	2003
	£m	£m	£m	£m
UK	793	760	454	406
Germany	590	645	237	228
Rest of Western Europe	634	652	329	307
Rest of the World	1,015	1,143	198	194
Total	3,032	3,200	1,218	1,135

(1)   Results before amortisation and exceptional items.

In the UK, turnover was up by 4 per cent to £793 million, with operating profit up by 12 per cent to £454 million. This performance reflects the excellent growth in our market share and a relatively stable duty-paid market. Our profit also benefited from a reduced cost base and manufacturer’s price increases.

In Germany, it has been a challenging year but, while turnover decreased to £590 million, our operating profit rose by 4 per cent to £237 million. Successive duty increases have caused a sharp decline in cigarette market volumes over the past year, compounded by trade stock adjustments. Despite this, we have improved our profitability with a price increase in March, supported by cost efficiencies and growth in other tobacco products.

In the Rest of Western Europe, our turnover fell by 3 per cent mainly impacted by the cessation of third party distribution arrangements in Belgium. Our operating profit increased year on year by 7 per cent, reflecting some strong domestic performances partly offset by reductions in the travel retail business. Despite a number of duty-driven market pressures, our cigarette shares grew in a number of markets and our strength in the profitable other tobacco products segment underpinned our profit delivery.

In the Rest of the World, reported results were adversely affected by the disposal of two wholesale businesses at the end of last year and exchange movements of £15 million. Adjusting for these factors turnover increased by 2 per cent and operating profit by 12 per cent. This reflects our focus on profitable volume development and increasing investments in China and Turkey.

INTEREST

The interest charge for the year has reduced to £204 million (2003: £237 million), mainly as a result of higher levels of floating rate debt and lower euro interest rates. The all-in cost of debt for 2004 was 5.6 per cent (2003: 6.1 per cent); excluding fees, the cost of core debt was 5.2 per cent (2003: 5.6 per cent). Interest cover before amortisation and exceptional items was 6.0 times (2003: 4.8 times).

PROFIT BEFORE TAX

Group adjusted profit before tax increased by 13 per cent to £1,014 million. Reported profit before tax was £688 million (2003: £656 million).

EXCEPTIONAL ITEMS

Reported profit before tax was impacted by exceptional items; exceptional costs of £129 million and profit on the sale of fixed assets of £7 million. The exceptional cost mainly related to the closure of factories in Central Europe and a number of operational restructurings. In addition, it includes the costs relating to the agreed renegotiation of the Formula One contract due to legislative constraints, effective during the second half of 2005. The sale of fixed assets includes the disposal of properties in the UK, Germany and The Ukraine, with total associated cash proceeds of £55 million.

ACQUISITIONS

In May, we acquired the business and assets of a Canadian based tube company, the CTC Tube Company of Canada, for a non-material sum. The results of the business have had a minimal impact on the Group’s performance this year.

The total amortisation charge for the year was £204 million (2003: £203 million).

TAXATION

The tax charge for the year was £238 million, representing an effective tax rate of 26.9 per cent (2003: 27.1 per cent) on profit before amortisation. The tax rate on reported profit before tax was 34.6 per cent. The Group benefited from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to continue.

EARNINGS AND DIVIDENDS

Our operational performance, combined with effective cash and tax management, has delivered a 13 per cent increase in adjusted earnings per share to 101.6 pence (2003: 90.0 pence); basic earnings per share were 61.4 pence (2003: 58.1 pence). We have proposed a final dividend for the year of 35.0 pence per share, such that the total dividend for the year is 50.0 pence, an increase of 19 per cent. This increase is ahead of the earnings growth as we have rebuilt to our historical annual payout ratio of around 50 per cent of earnings.

Our track record shows the consistency of our earnings and dividend growth, with compound annual growth of 17 per cent since 2000.

FINANCING AND LIQUIDITY

During the year we bought the remaining 9.99 per cent minority interests in Reemtsma. These minority arrangements were such that we consolidated 100 per cent of Reemtsma from May 2002, with the remaining minority share already included in net debt as deferred consideration of £418 million. As such the effect of the buyout was to replace the guarantees that were in issue with bank borrowings. Apart from this buyout, there have been no other significant changes in our financing arrangements.

At the year end, net debt was £3.6 billion (2003: £4.1 billion) of which 18.9 per cent was denominated in sterling, 80.1 per cent in euros and 1.0 per cent in other currencies. Interest rate derivatives have been used to fix 60.2 per cent of gross debt (2003: 76.7 per cent) at the year end.

Our track record shows the consistency of our earnings and dividend growth with compound annual growth of 17 per cent since 2000.

Successful Track Record

17% compound earnings and dividends per share growth

CASH FLOW AND BUYBACKS

Our strong record of cash generation continued in 2004 with operating cash flow of £1,241 million, ahead of our adjusted operating profit, benefiting from £79 million improvement in working capital this year. Operating cash flow after net capital expenditure represented 98 per cent of adjusted operating profit, adding to our conversion record averaging 86 per cent over the five years to September 2004.

Gross capital expenditure was £103 million (2003: £82 million), reflecting a maintenance level of capital expenditure plus investment in our Turkish factory.

We have a range of options for utilising our balance sheet strength which include another significant acquisition, bolt-on acquisitions and share buybacks. While we continue to pursue value enhancing acquisitions in addition to investing in organic growth we will, if necessary, initiate share buybacks to maintain an efficient capital structure to enhance returns to shareholders.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The first year of implementation of IFRS for Imperial Tobacco will be the year ending September 2006. We set up an internal project in 2003 to prepare for the transition, which has made significant progress in the last year, details of which are provided in note 29 to the accounts. Although there is still some uncertainty as to the final Standards that will be applicable on transition, we believe we are well placed to comply with the Reporting Standards.

Operating and Financial Review

UNITED KINGDOM

WE DELIVERED AN EXCELLENT PERFORMANCE WITH OUR MARKET SHARE GROWING IN BOTH THE CIGARETTE AND ROLL YOUR OWN TOBACCO SECTORS TO 44.6 PER CENT AND 65.6 PER CENT RESPECTIVELY, REINFORCING OUR LEADERSHIP POSITION.

MARKET PROFITABILITY

Operating profit in the year was up by 12 per cent to £454 million (2003: £406 million), reflecting our growing market shares, relatively stable duty paid cigarette volumes, the benefits of manufacturer’s price increases and cost efficiencies.

MARKET DYNAMICS

It is encouraging that the market remained relatively stable this year and we estimate a total market size of 53 billion cigarettes (2003: 54 billion). As consumers have continued to search for greater value, the highly competitive ultra low price cigarette sector has grown, now accounting for 37 per cent of the total UK cigarette market. In addition, we estimate the roll your own tobacco market was up to 2,900 tonnes (2003: 2,800 tonnes).

OUR PERFORMANCE

In the first full year of the advertising restrictions in the UK, our market shares benefited from the brand equity inherent in our portfolio. The number one and number two cigarette brands, Lambert & Butler and Richmond, performed well with market shares of 16.2 per cent and 13.2 per cent respectively (2003: 16.3 per cent and 11.5 per cent). In addition, we delivered a robust performance in a declining premium segment with Regal and Embassy.

We have further extended our market leadership within other tobacco products and rolling papers with a strong performance in roll your own tobacco from Golden Virginia, and the growth of the premium rolling paper Rizla Silver following a successful launch last October.

Our trade marketing capabilities continue to improve brand availability and point of sale visibility, despite reduced opportunities to communicate with our consumers.

Our exceptional sales force has continued to support our customers, especially in helping them to manage the impacts of new regulation. We were proud to have this recognised when, for the second consecutive year, we were awarded ‘Supplier of the Year’ by retailers from the convenience sector.

OUTLOOK

The UK continues to be the largest profit centre for the Group. In the context of a stable market and continuing downtrading, our strong brand equity across the product portfolio leaves us well placed for improving levels of profit delivery.

UK Overview

2004 Market Dynamics:

Mature market with one of the highest tobacco taxes in the EU and growing ultra low price cigarette and other tobacco products sectors. A highly regulated environment.

Total Market Size:

•             53 billion cigarettes (2003: 54 billion cigarettes)

•             2,900 tonnes of roll your own tobacco (2003: 2,800 tonnes)

Our Position:

•             Cigarettes: No 1 with 44.6 per cent market share (2003: 44.0 per cent)

•             Roll your own tobacco: No 1 with 65.6 per cent market share (2003: 64.4 per cent)

Our Financial Performance:

•             Turnover excluding duty: £793 million (2003: £760 million)

•             Operating profit: £454 million (2003: £406 million)

Our Popular Brands: Lambert & Butler, Richmond, Superkings, Embassy, Regal, Golden Virginia, Drum, Rizla.

•             Lambert & Butler is the largest fast moving consumer goods brand in the UK. It has been the UK’s best selling cigarette for six consecutive years.

•             Richmond, launched in 1999, retains its number 2 position in the cigarette sector.

•             Golden Virginia reached 50.0 per cent market share of the roll your own tobacco market in 2004.

Operating and Financial Review

GERMANY

WE REMAINED FOCUSED ON THE PROFITABLE DEVELOPMENT OF THE BUSINESS IN THIS MARKET.

MARKET PROFITABILITY

Successive tax increases over the past few years have resulted in a decline in the total market, including other tobacco products. In 2004, we estimate that the market was down by 7 per cent to 150 billion cigarette equivalents (2003: 162 billion). Within this, the total cigarette market was down to 119 billion cigarettes, with other tobacco products up by 29 per cent to 31 billion cigarette equivalents (2003: 24 billion cigarette equivalents).

In the context of these challenging market conditions, operating profit increased to £237 million (2003: £228 million). This was due to continued growth in other tobacco products, together with margin improvements stemming from a manufacturer’s price increase and cost savings. We have been quick to respond to the significant developments in Germany, realigning our business to meet market conditions.

MARKET DYNAMICS

Duty increases have widened the price differentials with nearby countries encouraging further cross-border trade. This has also driven consumer downtrading, both within cigarette and to other tobacco products. Make your own products, including the profitable singles segment, have experienced strong growth, with singles more than doubling in volume although in an increasingly competitive environment.

OUR PERFORMANCE

Our overall branded share of the total market including other tobacco products was 20.8 per cent (2003: 21.4 per cent). Reflecting the market dynamics, our overall cigarette share decreased slightly to 18.9 per cent (2003: 19.6 per cent). Despite a 32 per cent increase in our singles volumes to 5.0 billion (2003: 3.8 billion) our overall market share of other tobacco products declined to 28.0 per cent (2003: 31.2 per cent) due to increased competition.

In April, we implemented a pricing strategy that assisted in creating a new price segment in Germany through the national launch of JPS Red and subsequently JPS Silver and JPS Blue. Market shares of the JPS brand family have shown encouraging trends, capturing 2 per cent of the total tobacco market in September. This supported the growth of our cigarette share to 19.6 per cent by the end of the year.

Market share of the West brand franchise, including both cigarettes and other tobacco products, was broadly held at just under 11 per cent. In the premium segment, we have been encouraged by the performance of Davidoff, which held its market share at 1.1 per cent.

OUTLOOK

The market remains challenging with further tax increases planned for December 2004 and September 2005. We are pleased with the successful steps we have taken to improve our profitability and we will build on these, further capitalising on our broad cigarette portfolio together with a further price increase in December. Our market leadership in the growing other tobacco products category and our ability to remain flexible and adaptable to changing market conditions, should support the profitable development of the German market.

Germany Overview

2004 Market Dynamics:

A year of change in Germany, the largest tobacco market in Western Europe:

•             Three duty increases since January 2002 have increased the tax on a pack of cigarettes by on average 71 euro cents.

•             Consumers are downtrading to value cigarettes and other tobacco products, including singles.

Total Market Size:

•             119 billion cigarettes (2003: 138 billion cigarettes)

•             31 billion cigarette equivalents of other tobacco products (2003: 24 billion cigarette equivalents)

•             16.8 per cent of the cigarette market is private label cigarettes

Our Position:

•             Number 2 in the total tobacco market (1)

•             Cigarettes (1): No 2 with 18.9 per cent market share (2003: 19.6 per cent)

•             Branded other tobacco products: No 1 with 28.0 per cent market share (2003: 31.2 per cent)

Our Financial Performance:

•             Turnover excluding duty: £590 million (2003: £645 million)

•             Operating profit: £237 million (2003: £228 million)

Our Popular Brands: West, Davidoff, JPS, Cabinet, Peter Stuyvesant, R1, Drum, Van Nelle.

•             Imperial Tobacco’s strength in value cigarettes and the other tobacco products sector puts the Group in a strong position given the downtrading trend.

•             We have assisted in creating a new price segment in April through the national launch of the JPS brand family.

•             We are market leader in the singles segment which experienced significant growth in 2004, more than doubling year on year.

•             West is the second largest cigarette brand in Germany.

(1)   excludes brands distributed for third parties

Operating and Financial Review

REST OF WESTERN EUROPE

WE DELIVERED A STRONG PERFORMANCE THROUGHOUT THE REST OF WESTERN EUROPE REGION, WITH INCREASED CIGARETTE SHARES IN MANY MARKETS.

REGIONAL PROFITABILITY

Operating profit was up to £329 million (2003: £307 million) reflecting this positive cigarette performance and our strength in other tobacco products together with margin improvements.

REGIONAL DYNAMICS

Successive tax increases across the region, particularly in France, have led to an overall decrease in cigarette volumes. We have benefited as prices have risen and consumers have migrated to other tobacco products and downtraded within the cigarette sector. Duty increases have also provided opportunities for manufacturer’s price increases.

OUR PERFORMANCE

The Imperial Tobacco business in this region is well balanced, with relatively modest but growing cigarette market shares and a strong other tobacco products presence.

In France, roll your own tobacco volumes increased by 15 per cent, with Interval, the market leader, up to 14.9 per cent market share (2003: 13.5 per cent). In cigarette, despite overall market volume declines, we have broadly held market share at 3.5 per cent (2003: 3.4 per cent), and have extended the JPS brand franchise with the introduction of a make your own product.

Since we repositioned West at a favourable price point in The Netherlands in February, market share has doubled. This, combined with the performance of Davidoff, has brought our cigarette share to 3.3 per cent (2003: 2.7 per cent). Our roll your own tobacco market share has decreased to 54.3 per cent (2003: 57.5 per cent), impacted by the growth in the value end of the roll your own tobacco market.

In Ireland, our cigarette share has been holding up well at 24.8 per cent (2003: 24.9 per cent), excluding brands distributed for third parties. Growth in Superkings has supported a stable JP Blue brand family, despite a decline in overall market volumes mainly as a result of successive substantial duty increases.

In Southern Europe, our cigarette market share in Spain was up to 4.5 per cent (2003: 4.2 per cent) and Davidoff has performed well in both Italy and Greece. We have also grown roll your own tobacco volumes by 17 per cent in these markets, specifically with Golden Virginia.

Our strong infrastructure has ensured brand availability for consumers travelling within the European Union. We have delivered a positive performance in our Southern Europe travel retail business, including Malta and Cyprus since their accession to the European Union. Given recent tax increases in France, we have seen consumers move away from purchasing tobacco products on cross-channel ferries and Eurotunnel.

OUTLOOK

We remain confident of our continued organic growth potential in the Rest of Western Europe. Our balanced brand portfolio provides opportunities both in cigarette and other tobacco products, supported by our ongoing investment in trade marketing.

Rest of Western Europe Overview

Our Key Markets include:

•             Ireland, France, Italy, Spain, The Netherlands, Belgium, Greece, Luxembourg.

Region:

•             Mature markets with growth in the other tobacco products and low price cigarette market segments.

•             We are market leaders in roll your own tobacco in many markets in this region including France, Greece, Ireland, Italy, Spain and The Netherlands.

Our Financial Performance:

•             Turnover excluding duty: £634 million (2003: £652 million)

•             Operating Profit: £329 million (2003: £307 million)

Our Popular Brands: Davidoff, West, Route 66, Bastos, JPS, Interval, Van Nelle, Drum, Rizla, Golden Virginia

•             We have seen encouraging brand development in this region in 2004.

•        West up by 6 per cent.

•        Davidoff up by 6 per cent.

•        Rizla up by 6 per cent.

Operating and Financial Review

REST OF THE WORLD

THIS GEOGRAPHICALLY DIVERSE REGION ACCOUNTS FOR OVER HALF OF TOTAL GROUP VOLUMES.

REGIONAL PROFITABILITY

Improving profitability remained a focus, supporting growth in regional operating profit to £198 million (2003: £194 million). This was due to margin improvements and good performances in markets within Asia, Australasia, Africa, the Middle East and our Duty Free business. The results in this region were also impacted by volume pressures in parts of Central and Eastern Europe and adverse foreign exchange movements.

REGIONAL DYNAMICS

The broad spread of markets across this region offers good potential for both organic growth and improved profitability, particularly in markets where we have strong positions such as Taiwan, The Ukraine, Australia, Poland, Russia and in Duty Free. Our investments are focused on sustainable growth opportunities such as China and Turkey, enhancing our potential. Davidoff has grown significantly in the past year up by 22 per cent within this region, demonstrating its broad international appeal.

OUR PERFORMANCE

In Asia, cigarette market share in Taiwan remains at over 11 per cent with excellent progress from Boss, complemented by our core Davidoff market share. In China, we have undertaken a number of initiatives with the Yuxi Hongta Group including further co-operation to develop the West brand in the key cities of Kunming and Shanghai. In Vietnam, Bastos market share was up to 8.9 per cent (2003: 8.6 per cent) in a growing market, and the redevelopment of the factory in Laos will improve our quality and provides opportunities to increase volumes in this market.

Our cigarette share was held in Australia at just under 18 per cent, mainly due to Superkings, Peter Stuyvesant and Horizon. Market share in roll your own tobacco was up at 64.1 per cent (2003: 62.4 per cent), driven by Champion.

Positive growth trends in Africa and the Middle East have continued with some further recovery in the Ivory Coast in 2004. Davidoff has led volume developments in the Middle East and further brand investment is opening up additional markets.

In Central and Eastern Europe, we have been managing European Union accession and focusing on profitable sales volume, whilst restructuring the business to match current market conditions.

In Poland, our cigarette share was 17.3 per cent (2003: 19.3 per cent), adversely impacted by our decision not to absorb recent tax increases. Against a background of tax-driven market size reductions, we remain focused on profitability in Poland and in other Central European markets including Slovenia, Slovakia and Hungary. A robust volume and share performance in the higher margin business of the Czech Republic has been encouraging as has our growth in the make your own sector in Hungary.

In Russia, the performance of our cigarette brands in the premium categories increased overall market share to 5.2 per cent (2003: 4.9 per cent), but overall volumes were down due to trade stock adjustments and the performance of certain brands in the low price category. We were pleased with volume growth from Boss White, Davidoff and R1 in The Ukraine, despite a reduction in some of our lower margin brands.

Rest of the World Overview

Our Key Markets include:

•             Taiwan, Australia, Ivory Coast, Poland, The Ukraine, Russia, Duty Free.

Our Development Markets include:

•             China, Turkey, Middle East region.

Our Financial Performance:

•             Turnover excluding duty: £1,015 million (2003: £1,143 million)

This was impacted by:

•               the disposal of the Caritas and Tobaccomat wholesale businesses

•               foreign exchange losses

•             Operating Profit: £198 million (2003: £194 million)

Our Popular Brands: Davidoff, West, Route 66, Excellence, Boss, Maxim, Horizon

•             The region offers considerable opportunities for organic growth, while its diversity helps manage performance risk.

•             Davidoff grew by 22 per cent in this region.

In our Duty Free business, Asian markets have rebounded strongly following the impact of SARS last year. We saw better than expected volumes in accession states ahead of European Union enlargement and encouraging growth in duty free in Turkey and the Middle East led by Davidoff.

The acquisition of the business and assets of the CTC Tube Company of Canada added to our position as world leader in the rolling papers and tubes market.

OUTLOOK

By its nature, this region is more volatile than others in which we operate but the balance of our business leaves us well positioned. We continue to focus on profitable volume growth, supported by selective investments. This region offers attractive growth opportunities both in terms of volume and profit.

Operating and Financial Review

COST & CAPITAL MANAGEMENT

MANUFACTURING

In 2004, we have continued to deliver considerable improvements across our manufacturing base. With a flexible approach, we have effectively managed the impact of volume reductions in certain markets and have also made progress in addressing the current levels of over-capacity within the enlarged European Union.

Productivity was up by 6 per cent in 2004, a strong performance given the volume reductions, and reached 11 per cent in the second half including the effect of the factory closures. Progress was made with unit cost reductions across all our major product groups, most notably in other tobacco products which showed a reduction of 7 per cent on 2003.

A major initiative of the year was the rationalisation of our manufacturing base within Europe, with the closure of our cigarette operations in Slovakia, Slovenia and Hungary and our filter production centre in Hungary. This was undertaken without any adverse impact on our operations. Surplus machinery from these sites is being transferred and will deliver further improvements in efficiency and quality around the Group.

Progress was also made in standardising our products, processes and systems. Stockkeeping units reduced by 14 per cent and a Group-wide systematic approach for evaluating the introduction of new brands and line extensions has been implemented. Blends were reduced by 14 per cent, complemented by continuing reductions in the number of ingredients used.

The ‘lead factory’ structure introduced in Europe during the year has not only reduced duplication of activities but also extended ‘best practice’ manufacturing skills and experiences around the Group. In support of our global standards in quality and health and safety, ISO accreditation was achieved across 9 additional factories in the year.

We continued to invest in a number of manufacturing locations including those in the UK, Germany and Laos. The construction of our Turkish factory is progressing well with work due to be completed in January.

SUPPLY CHAIN MANAGEMENT

During the year we have improved supply chain processes, with reductions in the levels of both finished product and leaf stock.

In the area of finished products we have focused attention on the optimisation of our distribution network, allowing us to reduce minimum stockholdings.

OUTLOOK

As ever, we strive for continual improvements across all our manufacturing operations by maintaining our focus on costs, improving productivity, and reducing over-capacity within the Group where necessary.

Manufacturing Overview

33 Manufacturing Sites:

•             21 cigarette factories

•             7 other tobacco products factories

•             5 papers and tubes factories

•             Productivity improved by 6 per cent by the end of the year.

•             Stockkeeping units reduced by 14 per cent in 2004.

In 2004 we have continued to deliver considerable improvements across our manufacturing base.

Operating and Financial Review

OPERATING ENVIRONMENT

DURING THE YEAR WE HAVE SOUGHT CONSTRUCTIVE DIALOGUE WITH REGULATORY BODIES AND GOVERNMENTS AT BOTH NATIONAL AND INTERNATIONAL LEVELS TO FIND PRACTICAL, WORKABLE SOLUTIONS TO THE REGULATION OF TOBACCO PRODUCTS.

SMOKING IN PUBLIC PLACES

The debate on whether to ban smoking in public places has intensified in many countries. We do not believe that scientific studies show tobacco smoke to be a cause of disease in non-smokers. In our opinion, the population studies which have led to claims of any health risk are subject to methodological flaws, and at most indicate a very small risk. As a result we believe that bans are disproportionate.

We believe that the needs of both smokers and non-smokers can be accommodated through common sense and courtesy, and by introducing practical solutions such as well-ventilated smoking and non-smoking areas in offices, restaurants and other public places. We believe that voluntary measures remain the most effective way forward. For example, this approach in the UK has led to some 90 per cent of workplaces and two thirds of pubs introducing smoking policies.

In Ireland, a ban on smoking in the workplace took effect on 29 March 2004. As reported in our September trading statement, while volumes in Ireland have declined it is too early to assess the impact of the smoking ban, due to the high excise increases in December 2003. A full year’s experience of the ban will be required in order to give an accurate assessment.

FRAMEWORK CONVENTION FOR TOBACCO CONTROL

Introduced in May 2003, the World Health Organisation’s (WHO) Framework Convention on Tobacco Control is the first global tobacco treaty that requires parties to regulate a number of areas including tobacco advertising, labelling, product testing and submission of ingredient information as well as product traceability and liability. The treaty also addresses tobacco taxation and calls for strengthened legislation to clamp down on tobacco smuggling.

The process of ratification of the Convention continues, and in September, the WHO issued a statement saying it was optimistic that the required 40 ratifications would be achieved by the end of 2004.

We agree with the need for strong measures to tackle illegal trade and to prevent youth smoking, but we believe many areas covered by the Convention are more appropriately left to national authorities.

Smoking Bans

What is our view?

•           We do not think bans are necessary and continue to support practical, workable solutions that accommodate both smokers and non-smokers. We believe this is the most effective way forward.

•           We do not believe that scientific studies show tobacco smoke to be a cause of disease in non-smokers.

Although there are many regulatory requirements that we must meet by law, we have been proactive in voluntarily adopting standards. For example we publish information on the ingredients used in our cigarettes on our website and we have implemented an ‘International Standard for the Marketing of Tobacco Products’, highlighting our existing high standards for self-regulation of advertising and marketing practises.

EUROPEAN UNION TOBACCO PRODUCT DIRECTIVE (EUTPD)

With the enlargement of the European Union in May, the European Union Directive on the manufacture, presentation and sale of tobacco products (EUTPD) has been transposed into national regulations for the extended European Union, with the exception of Estonia where we await final legislation. Our previous experience of managing these requirements has ensured a smooth implementation.

The EUTPD requirement to submit ingredient information to national governments is now implemented in all Member States. The Dutch Government rejected the format in which the ingredients of our Dutch tobacco products were submitted, requiring the submission of complete product formulae. While we are willing to provide details of ingredients, we are not prepared to submit our trade secrets if adequate provisions are not in place to safeguard disclosure to counterfeiters or competitors. As a result, the tobacco industry began legal proceedings in September 2003. An initial oral hearing is due in early 2005. The Belgian Government requires a similar level of disclosure and is awaiting the outcome of these proceedings in The Netherlands.

As a result of the Directive, larger health warnings on the front and back of packs are now in place across the European Union. Furthermore, product descriptors such as ‘light’ or ‘mild’ have been removed. A number of new European Union Member States have been granted transition periods for some of the EUTPD provisions.

The European Union Council Recommendation which encourages action on advertising, public smoking and youth smoking prevention was adopted in late 2002 to supplement the EUTPD. Whilst not legally binding, it does set out the approach expected from Member States, a number of which have started implementing some of the measures. During the year, the Portuguese and French governments have banned packs containing less than 19 and 20 cigarettes respectively. The German Parliament approved a ban on packs with fewer than 17 cigarettes.

PICTORIAL HEALTH WARNINGS

Following the 2003 European Union Decision regarding the use of pictorial health warnings, the European Commission published a provisional picture library in October 2004. The use of pictorial health warnings is a Recommendation only and will not be mandatory for European Union Member States.

In June, the Australian Government decided to introduce pictorial health warnings occupying 30 per cent of the front and 90 per cent of the back of cigarette packs from 2006. The same regulations will require the removal of tar, nicotine and CO yield statements from packs, to be replaced by ‘relevant information on the toxic hazards of tobacco smoke’.

We do not believe that pictorial health warnings are necessary, but will comply with all legislation that requires our products to display them. We are not aware of any evidence to suggest that pictorial health warnings per se have had an impact on consumers’ smoking habits in countries where these have already been introduced, such as Canada and Brazil.

ADVERTISING RESTRICTIONS

In March 2004 the Irish Government passed the Public Health Tobacco Act, which bans product display and in-store advertising while also conferring major search and seize powers on the Office of Tobacco Control. The Act is currently being challenged by the industry in the courts and we expect the case to be heard in early 2005.

In the UK, a joint action was undertaken by a group of tobacco companies including Imperial Tobacco against the planned introduction of regulations that restrict advertising at point of sale. The judgment was delivered on 5 November 2004 and the regulations were upheld. Subject to any appeal, the regulations are due to come into force on 21 December 2004.

TAXATION

A number of significant tax increases took place during the year across Western Europe, most notably in Germany and France and in EU accession countries. We remain concerned that continued tax increases will fuel levels of both illegal cross-border trade and counterfeiting.

We are totally opposed to smuggling and are committed to working with governments and excise authorities to tackle smuggling and counterfeiting activities.

In the UK, following the signing of our successful Memorandum of Understanding with HM Customs and Excise last year, seizures of genuine Imperial Tobacco cigarettes have continued to fall, down by 75 per cent in the year to June 2004. This successful approach has been replicated elsewhere as four further co-operation agreements were signed with other European customs authorities. We are committed to developing further similar agreements elsewhere.

TOBACCO RELATED LITIGATION

In Scotland, we are awaiting judgment in the case of McTear v. Imperial Tobacco Limited. The trial started on 7 October 2003 and ended on 20 February 2004. Eleven other cases, in which individual claimants are seeking damages for alleged smoking-related health effects, are inactive.

In Germany, an individual claim against Imperial Tobacco was rejected on 14 November 2003 as being without merit. The claimant’s subsequent appeal was dismissed on 14 July 2004.

In the Republic of Ireland, the number of claims against Imperial Tobacco has fallen from 307 in 1997, to 29; 278 cases have been dismissed, discontinued or are not proceeding. No case has gone beyond service of a statement of claim and notice of particulars, and defences have not been served in any case.

In The Netherlands, Imperial Tobacco and other tobacco companies received claim letters on behalf of 44 individuals, although 15 of those individuals have now withdrawn. Testimony has been taken from a majority of the claimants at preliminary hearings but no actual proceedings have been commenced against Imperial Tobacco or any other tobacco company.

In Poland, an individual claimant has served proceedings on Imperial Tobacco. There have been several preliminary hearings with further hearings anticipated during 2005.

In Australia, an individual claimant has served proceedings on seven tobacco companies including Imperial Tobacco. A statement of claim has been served.

To date, no judgment has been entered against Imperial Tobacco and no action has been settled in favour of a claimant in any tobacco-related litigation involving Imperial Tobacco or any of its subsidiaries. Imperial Tobacco has been advised by its lawyers that it has meritorious defences to the legal proceedings in which individuals are seeking damages for alleged smoking-related health effects and to threatened actions of a similar nature. We will continue to contest all speculative litigation against the Group.

Corporate Responsibilities

Board of Directors

“We have long recognised that transparency, dealing fairly with stakeholders, exercising good stewardship and behaving responsibly are all consistent with building long term value for our shareholders.” Derek Bonham, Chairman

1.     DEREK BONHAM FCA, AGED 61

Chairman and a Member of the Remuneration Committee

Appointed Non-Executive Chairman on our London Stock Exchange Listing in 1996. He is currently Non-Executive Chairman of CamAxys Group plc and Songbird Estates plc and a Non-Executive Director of TXU Corp (USA). He has a wide range of managerial and financial experience gained as a former Executive Chairman of The Energy Group PLC, Non-Executive Chairman of Cadbury Schweppes plc and Marconi plc and Deputy Chairman of Hanson PLC, having previously held a number of senior management and financial positions.

2.     FRANK ROGERSON BSC, PHD, AGED 51

Corporate Affairs Director

Appointed to the Board in June 2003, having joined Imperial Tobacco in 1977, he has held a number of senior management positions including Managing Director of Cigar and Roll Your Own Tobacco. Appointed Business Development Director in 2000, he was instrumental in negotiations for the acquisition of Reemtsma.

3.     IAIN NAPIER ACMA, AGED 55

Non-Executive Director, Chairman of the Remuneration Committee and a Member of the Audit Committee

Appointed a Non-Executive Director in 2000. He is currently Group Chief Executive of Taylor Woodrow plc. As a former main board Director of Bass PLC, he was Chief Executive of Bass Leisure and then Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000, he became Vice President UK and Ireland for Interbrew SA until his resignation in August 2001. He is a Non-Executive Director of BOC Group plc.

4.     ANTHONY ALEXANDER FCA, AGED 66

Vice Chairman, Senior Independent Director and a Member of the Audit Committee

Appointed Vice Chairman on demerger and acts as senior independent Non-Executive Director. He also serves as a Non-Executive Director of Misys plc and Platinum Investment Trust plc. He is a former Executive Director of Hanson PLC and as Chief Operating Officer he had responsibility for all their UK operating companies.

5.     BRUCE DAVIDSON B COM, AGED 48

Sales & Marketing Director

Appointed to the Board in October 2003, he has been part of the senior management team transforming the scale and reach of the Group’s international business since joining Imperial Tobacco in 1998. Prior to joining Imperial Tobacco he held a number of senior management positions with British American Tobacco and Inchcape plc, including as Chief Executive of Timberland Asia Pacific.

6.     PIERRE JUNGELS CBE (HON) ING GEOL, PHD, C ENG, FELLOW EL, AGED 60

Non-Executive Director and a Member of the Remuneration Committee and the Audit Committee.

Appointed to the Board in August 2002. He has held numerous senior international positions within the oil industry with Shell International, Petrofina SA and British Gas PLC. He became CEO of Enterprise Oil in 1996, leading the business to substantial geographic and financial growth until his retirement in November 2001. He is Chairman of Offshore Hydrocarbon Mapping plc and a Non-Executive Director of Woodside Petroleum Ltd and Offshore Logistics Inc.

7.     GARETH DAVIS BA, AGED 54

Chief Executive

Appointed Chief Executive in 1996 and led the successful demerger of the Company from Hanson PLC and its listings on the London and New York Stock Exchanges. With wide experience across all aspects of Imperial Tobacco’s business gained from over 30 years with the Company, he has played a key role in the development of both general strategy and the ongoing expansion programme. In 2003 he was appointed as a Non-Executive Director of Wolseley plc.

8.     SIMON DUFFY MA, MBA, AGED 54

Non-Executive Director and Chairman of the Audit Committee

Appointed to the Board in 1996 as a Non-Executive Director and Chairman of the Audit Committee. Currently Chief Executive Officer of ntl Inc, he was formerly Chief Executive Officer of End2End Holdings Limited and of World Online International BV and Chief Financial Officer of Orange SA and of EMI Group plc, where he was also Deputy Chairman.  Previously Operations Director of United Distillers, he is a Non-Executive Director of GWR Group plc.

COMPANY SECRETARY

9.     RICHARD HANNAFORD BSC, FCA, AGED 57 (retired 30/09/04)

Joined Imperial Tobacco in 1973. Appointed Company Secretary in 1988 and Company Secretary of Imperial Tobacco Group PLC in 1996. Prior to this he held a number of management posts in finance and internal audit functions. He retired in September 2004.

10.   ROBERT DYRBUS BSC, FCA, AGED 51

Finance Director

Appointed Finance Director of Imperial Tobacco Limited in 1989 and was one of the three-man Hanson team involved in the strategic reorganisation of the Group. He became Finance Director of the Group on demerger in 1996 and has since played an integral part in shaping the strategic direction of the Group. Previously he was financial controller with Hanson PLC, responsible for Imperial Tobacco, Ever Ready and Allders.

11.   DAVID THURSFIELD, AGED 58

Non-Executive Director and Member of the Remuneration Committee

Appointed a Non-Executive Director in November 2003. He joined Ford Motor Company in 1979, from British Leyland, and was Executive Vice President, Ford Motor Company and President, International Operations and Global Purchasing responsible for the Premier Automotive Group, Mazda Motor Company, Ford of Europe, Ford Asia Pacific operations and Global Purchasing organisations until his retirement in May 2004. He remains a consultant to the Company.

12.   MATTHEW PHILLIPS, LLB, AGED 34 (from 01/10/04)

Appointed Company Secretary in October 2004, he joined Imperial Tobacco’s legal department in 2000 having previously worked for the law firms Linklaters and Burges Salmon. He was closely involved in negotiations for Imperial Tobacco’s acquisitions of Tobaccor and Reemtsma.

13.   DAVID CRESSWELL C ENG, MIEE, AGED 59

Manufacturing Director

Joined Imperial Tobacco in 1961 and was appointed to the Board in June 2003. An electrical engineer by background, he has undertaken a number of senior management roles and has previously held the position of Managing Director for each of Imperial Tobacco’s major operating divisions namely Cigarette, Rolling Paper and Roll Your Own Tobacco.

14.   SIPKO HUISMANS BA, AGED 63

Non-Executive Director and a Member of the Remuneration Committee

Appointed a Non-Executive Director in 1996. He joined Courtaulds in Southern Africa in 1961 and moved to the UK in 1968. He became a Director of Courtaulds in 1984 and was responsible for the Chemical and Industrial business from 1986 until the demerger of Courtaulds Textiles in 1990, when he became Managing Director. He was appointed Chief Executive of Courtaulds from 1991 until his retirement in 1996.

Corporate Responsibilities

Chief Executive’s Committee

Robert Dyrbus Finance Director	Alison Cooper Director of Finance and Planning	Gareth Davis Chief Executive

Richard Hannaford Company Secretary (retired 30/09/04)	Matthew Phillips Company Secretary (from 01/10/04)	Frank Rogerson Corporate Affairs Director

Bruce Davidson Sales and Marketing Director	David Cresswell Manufacturing Director	Kathryn Brown Group Human Resources Director

CHIEF EXECUTIVE’S COMMITTEE

The Chief Executive’s Committee is the senior management steering group for the Company. Comprised of the Chief Executive and the Executive Directors (biographies on page 29), the Director of Finance and Planning and the Group Human Resources Director (biographies below), the Committee is responsible for implementing Group strategy and monitoring the detailed performance of all aspects of the business.

ALISON COOPER, BSC, ACA AGED 38,

Director of Finance and Planning

Alison joined the Group in 1999 from PricewaterhouseCoopers, having worked with Imperial Tobacco over a number of years from both an audit and acquisition perspective. She is responsible for financial planning and development including the financial evaluation of acquisitions as well as day-to-day financial management and control of the Group, taxation and investor relations.

KATHRYN BROWN, AGED 49,

Group Human Resources Director

Kathryn joined Imperial in 2002 from Somerfield PLC, where she was a member of the PLC Board. She has also held a number of senior operational consulting roles in change management in the FMCG sector. She is responsible for all aspects of human resource management across the Imperial Tobacco Group.

EMPLOYEES

During the year, we have continued to further develop our employment practices.

A number of initiatives are in place to support the training and development of employees at all levels and to support the effective succession planning for a number of key management roles. High potential managers are sponsored at a Group level with appropriate development plans supporting their progression.

Benefit packages are competitive and in 2004 key representative roles were benchmarked against comparator companies, to ensure remuneration is correctly positioned. Employees are also invited to share in the wealth created by the Group by participating in sharesave schemes. Operating in 30 countries with 43 per cent of eligible employees participating, the scheme was commended by Proshare for Best International Expansion and by the Global Equity Organisation for Best Plan Effectiveness.

We aim to promote good working relations with employees and their representatives through trade unions, works councils and other organisations and encourage efficient employee communications. Membership of our European Employee Forum was extended during the year to include European Union accession countries. A total of 8,400 employees are now represented through this consultation body.

Where changes impact on employment in a particular location we ensure that affected employees are treated fairly and responsibly. For example, in May, our cigarette factories in Slovenia, Slovakia and Hungary were closed. In line with normal company practice, consultation took place with local works councils and trades unions. We were pleased with the constructive engagement that took place to agree mutually acceptable arrangements. Outplacement support was offered in every location.

The health and safety of all our employees is a high priority, regardless of location, and our progress on the key issues will be reported in our 2004 Corporate Responsibility Review.

Our ability to encourage and reward good performance, and support the training and development of all our employees is fundamental to our continuing success.

Corporate Responsibilities

“The 2003 Corporate Responsibility Review is our most comprehensive explanation to date of Imperial’s approach, progress and policies. The Review reaffirms the Company’s commitment to continuous progress in its role as a responsible corporate citizen” Frank Rogerson, Corporate Affairs Director

OUR APPROACH

Our objective is to build a sustainable and profitable business while behaving as a good corporate citizen in all of our activities. The rapid international expansion of the Group in recent years has extended the challenges that we have needed to address.

Our first Corporate Responsibility Review was published on our website (www.imperial-tobacco.com) in December 2003. This was our first formal Review and set out both our approach and the processes by which we ensure that responsible corporate behaviour is embedded across all of our business activities. As well as detailing our progress and our plans for the future, the Review highlighted the areas requiring further attention. Our 2004 Review to be published in December will outline the improvements we have made in the year, as well as the development of our key performance indicators and our stakeholder engagement programme.

We are pleased by the positive and constructive feedback we have received.

OUR ACHIEVEMENTS

During the year, we conducted a review of Group policies which were comprehensively updated and reissued to management teams around the business. We supported our communication activities with a number of regional training programmes focusing on compliance with our rigorous supply policy.

2004 was the second year of our Social Responsibility in Tobacco Production programme and we are pleased with the improvements in our supplier scores. Experienced external consultants have now reviewed all low-performing suppliers to help them develop improvement plans. This approach has also been extended across our major non-tobacco suppliers, who have reported generally high standards of risk management.

In regard to human rights, we now have 5 social auditors trained to SA8000 standards, who have evaluated the priority areas of our operations as part of a four year rolling programme. Together with the International Labour Organisation, we are active board members of the Elimination of Child Labour in Tobacco Foundation.

Product stewardship and health remain a priority for the Group, given the controversial nature of our products. Our research and development programmes are undertaken to improve our knowledge of tobacco, smoking and the diseases associated with smoking. We use this knowledge to research potentially reduced exposure products that might be regarded by government authorities as having potentially reduced risk. We intend to be an active and effective participant in developments in this area. We would welcome further discussions between government authorities and industry experts to define objective criteria and predictive tests by which these products can be judged.

Environmental Management Overview

Throughout our operations, we identify opportunities to minimise the environmental impact of our activities and a further 9 factories gained ISO14001 certification during the year.

Our ranking in the Business in the Environment (BiE) index of environmental management was 79 per cent. We are pleased to have maintained this score in light of the transforming Reemtsma acquisition. This is due to the rapid integration of our management and performance measures.

We are reducing our carbon dioxide emissions in a number of different ways. For example:

•             Over 95 per cent of the electricity bought in the UK was generated from renewable energy sources.

•             More fuel-efficient vehicles have been selected in revised fleet management contracts.

•             Our co-operation with the UK Carbon Trust shows how we work with governments to demonstrate self-regulation and improve our performance.

•             Our independent energy audits help our manufacturing teams to evaluate potential energy saving opportunities.

•             In Madagascar, we continue to progress plans for our operations to become self-sufficient in wood. This involves planting trees and introducing more fuel-efficient curing barns.

Climate Change

During the year, our climate change strategy has been evaluated as part of the Carbon Disclosure Project and ranked among the top 50 climate change leaders from a cross-section of the world’s multinational businesses. We remain committed to our energy reduction target of 10 per cent per unit of production by 2010.

SOCIAL AND COMMUNITY INVESTMENT

We aim to assist the communities worldwide in which we operate internationally and to support our employees’ work in their communities.

Many communities view tobacco growing as a means of sustaining their economy and we are active in a number of countries in full-scale or early stage tree planting activities, well drilling, education and health projects.

We normally donate around 0.1 per cent of our profits after tax and our total charitable donations in 2004 were £920,000. The Board has decided to raise this commitment incrementally over the next three years to 0.2 per cent of the pre-tax profits of the previous year. We often match the money raised by employees for special projects. This approach allows us to contribute to causes our employees favour.

Corporate Responsibilities

Shareholder Information

REGISTERED OFFICE

PO Box 244, Upton Road, Bristol BS99 7UJ
+44 (0)117 963 6636
Registered in England and Wales No: 3236483

REGISTRARS

Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA
0870 241 3932
+44 (0)121 415 7009
(0870 600 3950 text phone for shareholders with hearing difficulties)

ADR DEPOSITARY

Shareholder Services for ADR Holders
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA
Toll-free number in the US:1 877-CITI-ADR (877-248-4237)
email: citibank@shareholders-online.com

STOCKBROKERS

Hoare Govett Limited, 250 Bishopsgate,
London EC2M 4AA
+44 (0)20 7678 8000

AUDITORS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors,
31 Great George Street, Bristol BS1 5QD

LAWYERS

Ashurst, Broadwalk House, 5 Appold Street,
London EC2A 2HA

Allen & Overy, One New Change
London EC4M 9QQ

FINANCIAL ADVISERS

CitiGroup
Citigroup Centre, 33 Canada Square,
Canary Wharf, London E14 5LB

FINANCIAL CALENDAR AND DIVIDENDS

Interim results are expected to be announced in April and the full year’s results in November.

The Annual General Meeting of the Company is to be held on 1 February 2005. The Notice of Meeting and explanatory notes about the resolutions to be proposed are set out in the booklet enclosed with this report.

Dividends are generally paid in August and February. Payment of the 2004 final dividend, if approved, will be on 18 February 2005. Shareholders who do not currently mandate their dividends and who wish to do so should complete a mandate instruction form obtainable from Lloyds TSB Registrars, at the address shown.

SHAREHOLDER SERVICES

SHARE DEALING SERVICE

A low cost, execution only, postal dealing service for the purchase and sale of Imperial Tobacco Group PLC shares has been set up by Hoare Govett Limited. Commission is 1 per cent with a minimum charge of £12. For details please contact:

Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA,
020 7678 8300. This service is restricted to UK residents only and transactions are limited to €15,000
(approximately £10,000).

INDIVIDUAL SAVINGS ACCOUNT (ISA)

Investors in Imperial Tobacco Group PLC ordinary shares may take advantage of a low cost Individual Savings Account (ISA), dedicated to Imperial Tobacco Group shares operated by Lloyds TSB Bank plc. Details of the ISA, which offers competitive charges, can be obtained from Lloyds TSB Registrars, ISA Team, The Causeway, Worthing, West Sussex BN99 6UY, 0870 242 4244.

DIVIDEND REINVESTMENT PLAN (DRIP)

Imperial Tobacco Group PLC has set up a DRIP to enable shareholders to use their cash dividend to buy further shares in the market through a dividend reinvestment plan. Further information can be obtained from Lloyds TSB Registrars, PO Box 699, Worthing, West Sussex BN99 6YY, 0870 241 3018.

AMERICAN DEPOSITARY RECEIPT FACILITY

Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS facility is administered by Citibank N.A. and enquiries should be directed to them at the address shown.

INTERNATIONAL DIRECT INVESTMENT PROGRAM

Imperial Tobacco Group PLC American Depositary Shares have been included in the Citibank International Direct Investment Program. The International Direct Investment Program provides registered holders and interested investors with a convenient way to purchase and sell Imperial Tobacco Group PLC American Depositary Shares.

To obtain further information about the International Direct Investment Program, please call Citibank N.A., the administrator and sponsor at 1-800-808-8010 (toll-free in the US).

WEBSITE

Information on Imperial Tobacco Group PLC is available on our website: www.imperial-tobacco.com Lloyds TSB Registrars also offer a range of shareholder information on-line. You can access information on your holdings, indicative share prices and dividend details and find practical help on transferring shares or updating your details at www.shareview.co.uk

Accounts Contents

REPORT OF THE DIRECTORS

CORPORATE GOVERNANCE REPORT

DIRECTORS’ REMUNERATION REPORT

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF IMPERIAL TOBACCO GROUP PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

CONSOLIDATED BALANCE SHEET

CONSOLIDATED CASH FLOW STATEMENT

ACCOUNTING POLICIES

NOTES TO THE ACCOUNTS

IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

NOTES TO THE IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

PRINCIPAL SUBSIDIARIES

INDEX

GLOSSARY OF TERMS

Report of the Directors

The Directors submit their report together with the audited consolidated accounts for the Group for the year to 30 September 2004.

Review of activities and future developments

The Group remains highly focused on its core business - the manufacture, marketing and sale of tobacco and tobacco related products.

A review of the Group’s various activities and future developments in the Group’s business is included on pages 12 to 33. Note 1 to the financial statements gives an analysis of turnover, duty in turnover, turnover excluding duty, operating profit and capital employed.

The principal operating subsidiaries within the Group are shown on pages 102 and 103.

Acquisitions

On 11 May 2004 the Group acquired the business and assets of the CTC Tube Company of Canada.

Financial results and dividends

The profit attributable to shareholders for the financial year was £445m as shown in the consolidated profit and loss account set out on page 58. An operating and financial review is included on pages 12 to 27.

The Directors have declared dividends as follows:

(In £’s million)	2004	2003

Ordinary shares
Interim paid, 15.0p per share (2003: 12.0p)	109	87
Proposed final, 35.0p per share (2003: 30.0p)	253	217

Total ordinary dividends, 50.0p (2003: 42.0p)	362	304

The final dividend, if approved, will be paid on 18 February 2005 to shareholders whose names are on the Register of Members at the close of business on 21 January 2005.

Share capital

Details of the Company’s share capital are shown in note 17 to the financial statements. At 4 November 2004 the Company had been notified that the following persons had interests in 3 per cent or more of the Company’s issued share capital.

	Number of ordinary shares millions	Percentage of issued share capital

Franklin Resources, Inc	22	3.002
Legal & General Investment Management Limited	22	3.01

The Company has not received notification that any other person holds 3 per cent or more of the Company’s issued share capital.

Board of Directors

Mr B C Davidson joined the Board as Sales and Marketing Director on 1 October 2003 and Mr D W Thursfield joined the Board as a Non-Executive Director on 17 November 2003.

The current Directors of the Company are shown on pages 28 to 29. In accordance with the Company’s Articles of Association, Messrs A G L Alexander, D C Bonham, G Davis and R Dyrbus retire at the Annual General Meeting and being eligible, offer themselves for re-election.

Employees

The Group’s employment policies are designed to attract, retain, train and motivate the very best people, recognising that this can be achieved only through offering equal opportunities regardless of gender, race, religion or disability.

To ensure employees can share in our success, the Group offers competitive pay and benefit packages and, wherever possible, links rewards to individual and team performance. Employees are encouraged to build a stake in the Company through ownership of Imperial Tobacco Group PLC shares. A further opportunity to join the Sharesave Scheme was offered during the year and 82 per cent of eligible UK employees now participate. International employees were also offered a further opportunity to join the International Sharesave Plan and 31 per cent of eligible international employees now participate.

The Group is committed to providing an environment that encourages the continuous development of all our employees through skills enhancement and comprehensive training programmes.

Using their own consultative and communication methods each of the Group’s businesses is encouraged to keep their employees informed on Group and individual business developments and to make its employees aware of the financial and economic factors affecting the performance of their employing company. To progress this aim further employee representatives are briefed on pan-European issues through a European Employee Forum.

Information concerning employees and their remuneration is given in note 4 to the accounts and in the Directors’ Remuneration Report.

Charitable and political donations

During the year the Group made charitable donations in the UK of £667,000 (2003: £464,000), much of which was distributed through the Charities Aid Foundation in accordance with the Group’s charities policy.

No political donations or expenditure were made or incurred by the Company or its subsidiaries during the year (2003: Nil).

Creditor payment policy

The Company’s current policy concerning the payment of the majority of its trade creditors is to follow the CBI’s Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London. WC1A 1DU). For other suppliers, the Company’s policy is to:

a)     settle the terms of payment with those suppliers when agreeing the terms of each transaction;

b)    ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c)     pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible UK subsidiaries follow the same policy and international subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The number of days’ purchases outstanding as at 30 September 2004 for Imperial Tobacco Group PLC was 27 days.

Research and development

The Group recognises the importance of investing in research and development, which brings innovative improvements to the Group, both in the products supplied to the consumer and in production and marketing techniques.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as Auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting

Full details of the Annual General Meeting to be held on 1 February 2005, together with explanations of the resolutions to be proposed at the meeting, appear in the notice of meeting enclosed with this report.

By order of the Board

/s/ Matthew R Phillips

Matthew R Phillips
Company Secretary
8 November 2004

Corporate Governance Report

The Board of Imperial Tobacco Group PLC remains committed to the highest standards of corporate governance, which it sees as a cornerstone in managing the business affairs of the Group and a fundamental part of discharging its stewardship responsibilities. Accordingly, throughout the year under review and up to the date of approval of the Annual Report, it has been in compliance with the best practice governance provisions as set out in Section 1 of the Combined Code on Corporate Governance (the Code).

In addition the Group is addressing actively those few issues where it does not yet fully meet the further governance provisions of the New Combined Code (the New Code), issued by the Financial Reporting Council in July 2003. However the Board is not required to report formally on compliance with the New Code until the Directors report to shareholders in respect of the financial year ending 30 September 2005.

Since Imperial Tobacco Group PLC also has securities registered with the US Securities and Exchange Commission (SEC), it complies with those provisions of the Sarbanes-Oxley Act of 2002 which are applicable to foreign issuers. In the light of this ongoing obligation, work is currently well underway to enable the Group to meet the further requirements with regard to section 404 of the Sarbanes-Oxley Act, which are applicable for our financial year ending 30 September 2005.

Corporate governance compliance

The Board recognises that it is accountable to shareholders for the Group’s standard of governance and this statement, together with the Remuneration Report, seeks to demonstrate how the principles of good governance, advocated by the Code, have been and continue to be applied in practice within Imperial Tobacco Group PLC.

During the course of the financial year there has been significant rationalisation in the way the Group manages its activities, arising principally from the ongoing integration and consolidation following the acquisition of Reemtsma Cigarettenfabriken GmbH (Reemtsma) in May 2002. Notwithstanding the ongoing organisational changes, the challenges arising from investing in developing markets and blending of management cultures, the Board and the Audit Committee have continued to keep under review the Group’s whole system of internal control, encompassing not just financial but also operational controls, compliance and risk management. Based on these reviews the Board is satisfied that an appropriate internal control framework is in place for the whole Group.

Across the Group, formal procedures, including well established and embedded internal controls, have continued to be developed over the course of the current financial year to reflect best practice requirements under the Code in the UK and under the Sarbanes–Oxley Act in the US. These measures, together with continuing regular formal reporting to the Audit Committee, have ensured the maintenance of a strong procedural framework for the ongoing identification, evaluation and management of the significant areas of risk to achievement of the Group’s strategic objectives.

The previously reported investigation by German authorities, initiated in January 2003, into alleged foreign trading and related violations by Reemtsma employees during a period prior to its acquisition by the Group (which resulted in a number of Reemtsma employees being named in search orders) is continuing. The Group confirms that no charges have been brought against such individuals or Reemtsma in relation to this investigation, which could take several years to be concluded.

A Board Committee, under the Chairmanship of Mr A G L Alexander, established in 2003, continues to monitor the progress and conduct of the investigation on a regular basis and the Group’s responses on behalf of the Board. The German authorities’ investigations are based on alleged activities prior to the Group’s acquisition of Reemtsma and the Committee remains satisfied that, since the acquisition, the Group has not been involved in any activities of a nature similar to those alleged by the German authorities.

As previously reported, information was supplied to the UK Office of Fair Trading (OFT) in October 2003 in relation to an enquiry into the operations of the UK tobacco supply chain. To date no response to the information submitted has been received from the OFT.

During the course of the year more detailed business reviews of the Group’s operations, performed as part of the Group Compliance Function’s normal programme, have also highlighted a number of minor weaknesses and failures in systems of control at the business operations level. From the resulting investigations into these issues and reports to the Group Compliance Function by business entities of any other instances of fraud or accounting irregularity that occurred, the Audit Committee has concluded that neither individually nor collectively did they have a material impact on the results or performance of the Group for the financial year.

Board and Board Committees

The Board of Imperial Tobacco Group PLC, which meets at least five times a year, currently comprises seven Non-Executive Directors and five Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority. Mr A G L Alexander is Vice Chairman and the recognised senior independent Non-Executive Director to whom any concerns can be conveyed. All of the Non-Executive Directors, in the opinion of the Board, are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement and, following disclosure of their other commitments, have sufficient time available to contribute effectively to the Board.

On 1 October 2003 Mr B C Davidson was appointed to the Board as Sales and Marketing Director, with responsibility for the Group’s global sales and marketing activities.

Mr D W Thursfield joined the Board in November 2003 as a Non-Executive Director, having been identified as a suitable candidate by the external search consultancy Whitehead Mann.

The composition of the Board is subject to continuing review and the provisions of the New Code have been taken into account in respect of the balance of the Board together with the outcome of an independent assessment of overall Board performance, undertaken in February 2004 by EquityCulture. Building on this experience, a further evaluation of the performance of the Board, its Committees and individual Directors is planned for the current financial year, with similar evaluations planned to be undertaken on a regular basis in the future. In addition, an opportunity was taken in September 2004 for Mr A G L Alexander, the senior independent Non-Executive Director, to meet individually with the Executive Directors and Non-Executive Directors as a group without the Chairman present to consider the performance of the Chairman. Similarly during the course of the year the Chairman has held meetings exclusively with the Non-Executive Directors to consider the performance of the Executive Directors in the discharge of their duties.

The Directors’ biographies, appearing on pages 28 and 29, demonstrate a detailed knowledge of the tobacco industry together with a range of business and financial experience, vital to the management of an expanding international company and, in respect of the Chairman, includes details of all his other directorships.

The Board is the principal decision making forum of the Group and manages overall control of the Group’s affairs by the schedule of matters reserved for its decision. These include responsibility for the Group’s commercial strategy, the approval of financial statements, acquisitions and disposals, treasury and risk management policies and appointment and removal of Directors and the Company Secretary.

The Group has procedures in place to allow Directors to seek both independent professional advice, at the Group’s expense, and the advice and services of the Company Secretary in order to fulfil their duties. The Group maintains appropriate insurance cover in respect of Directors and officers liabilities.

The Company Secretary is responsible for advising the Board, through the Chairman, on all governance matters and for ensuring Board procedures are followed and applicable rules and regulations complied with.

All Directors are equally accountable by law for the proper stewardship of the Group’s affairs, with the Non-Executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business are critically reviewed. This ensures that they act in the best long term interest of shareholders, take account of the wider community of interest represented by employees, customers and suppliers and that social, environmental and ethical issues are fully integrated into the Group’s risk assessment processes.

The Board regularly reviews the strategy and operating results of the business, as well as approving annual and medium-term plans. Actual results of the Group are reviewed at each Board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods. This ensures that the Board is supplied with information on the progress of the business in a timely manner and that the Directors are properly briefed on issues arising at Board Meetings.

Over the financial year, the Chief Executive’s Committee, comprising the Executive Directors, the Director of Finance and Planning and the Group Human Resources Director, continued to meet on a regular basis to ensure appropriate control and management of day-to-day business matters. Within the framework of the Chief Executive’s Committee, the Board delegates day-to-day and business control matters to the Chief Executive and Executive Directors who, with the executive management, are responsible for implementing Group policy and monitoring the detailed performance of all aspects of the business. They have full power to act subject to the reserved powers and sanctioning limits laid down by the Board and the Group’s standards and policy guidelines.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the Remuneration Committee, the Nominations Committee and the Audit Committee. The membership and remit of each Committee is considered below together with a record of Directors’ attendance at Board and Board Committee meetings during the year. The terms of reference for each of these Committees are published on the Imperial Tobacco website (www.imperial-tobacco.com).

Meetings of the Board, Board Committee and Shareholders

	Board	Audit Committee	Remuneration Committee	Nominations Committee	Annual General Meeting
Total number of meetings in 2004	6	4	4	1	1

Number of meetings attended in 2004
Executive Directors

G Davis	6	n/a	n/a	1	1
R Dyrbus	6	n/a	n/a	n/a	1
D Cresswell	6	n/a	n/a	n/a	1
B C Davidson	5	n/a	n/a	n/a	1
F A Rogerson	6	n/a	n/a	n/a	1

	Board	Audit Committee	Remuneration Committee	Nominations Committee	Annual General Meeting
Non-Executive Directors

D C Bonham	6	n/a	4	1	1
A G L Alexander	6	3	n/a	1	1
S P Duffy	5	3	n/a	—	1
S Huismans	6	n/a	4	1	1
P H Jungels	5	3	4	1	1
I J G Napier	6	3	4	1	1
D W Thursfield (1)	3	n/a	2	n/a	1

Notes:-

(1)   Mr D W Thursfield was appointed in November 2003, subsequent to the first Board and Remuneration Committee meetings of the financial year.

Remuneration Committee

The Remuneration Committee, consisting exclusively of Non-Executive Directors, Mr D C Bonham, Mr S Huismans, Dr P H Jungels and Mr D W Thursfield, meets at least twice a year under the chairmanship of Mr I J G Napier. It is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and the members of the Chief Executive’s Committee. The Committee also oversees the overall policy for senior management remuneration and the Group’s employee share schemes. Members of the Remuneration Committee do not participate in decisions concerning their own remuneration.

The Chief Executive attends by invitation to respond to questions raised by the Committee. However he is specifically excluded from any matter concerning the details of his own remuneration.

Fees for Non-Executive Directors in excess of £30,000, net of tax, are required to be taken in the form of the Company’s shares, with the exception of the Chairman and Vice Chairman, where the requirement to reinvest fees has, by exception, been waived given their continuing high level of investment in the Group.

The Remuneration Report, which outlines remuneration strategy and policy and includes full details of Directors’ emoluments, has been approved by the Board and appears on page 45. In addition it highlights the outcome of the comprehensive review of Executive Remuneration and the changes which will be put to shareholders at the Annual General Meeting in February 2005.

Nominations Committee

The Nominations Committee, comprising all the Non-Executive Directors and the Chief Executive with Mr D C Bonham as Chairman, meets when necessary to profile role specifications, formulate succession plans and make recommendations to the Board for the appointment of Directors. New Directors appointed by the Board must submit themselves for re-election by shareholders at the Annual General Meeting following their appointment. Thereafter all Directors, in accordance with the Code, are subject to re-election at least every three years. The training needs in respect of new appointments to the Board are assessed and induction arrangements put in place as appropriate. Existing Directors are encouraged to undertake such professional development, as considered necessary, to assist them in carrying out their duties as Directors.

It is anticipated that during the next 12 months, Board membership will be reviewed to ensure that an appropriate level of independent Non-Executive Directors is maintained, through orderly succession and recruitment plans, without compromising Board or Committee effectiveness.

Audit Committee

The Audit Committee, consisting exclusively of independent Non-Executive Directors, Mr A G L Alexander, Mr I J G Napier and Dr P H Jungels, with Mr S P Duffy as Chairman met four times during the year. All its members, with the exception of Dr P H Jungels, are qualified accountants or have held senior finance positions in PLC’s and are therefore well qualified to discharge the responsibilities that Audit Committee membership entails and are regarded as financial experts for the purposes of both the New Code and section 407 of the Sarbanes-Oxley Act. The Committee’s terms of reference cover the matters recommended by the Code. Its duties include monitoring internal control throughout the Group, approving the Group’s accounting policies and reviewing the interim and annual financial statements before submission to the full Board. In addition, in line with the New Code and the Sarbanes-Oxley Act, the Committee formally reviews all statements containing financial information and in particular the US filing, Form 20-F, prior to Board approval.

The Committee reviews and approves, on an annual basis, the scope and content of the risk assessment and compliance programme implemented by the Group Compliance Function and, as part of the annual assessment of the need for a formal internal audit function, critically reviews the resource allocated to this activity. The Finance Director, other financial management and the Group’s General Manager – Compliance attend by invitation. The Group’s Auditors also attend each meeting and have direct access to the Committee without the presence of any Executive Director or manager, providing a direct line of communication between the Auditors and Non-Executive Directors. The General Manager – Compliance also meets formally with the Committee, without management being present, in line with the New Code requirements.

The Group has always maintained a policy of strict separation between the auditing and consultancy functions of its external Auditors. The Group has maintained and regularly reviews its Auditor Independence Policy document, which provides clear definitions of services that the external Auditors can and cannot provide such that their independence and objectivity are not impaired. The policy also establishes a formal authorisation process, including the tendering and pre-approval by the Audit Committee for allowable non-audit work that they may perform. This policy is published on the Group’s website.

The Audit Committee has also carried out bi-annual reviews of the remuneration received by PricewaterhouseCoopers LLP for non-audit work with the aim of seeking to balance objectivity, value for money and compliance with this policy. The outcome of the reviews was not only that performance of the relevant non-audit work by PricewaterhouseCoopers LLP was the most cost-effective way of conducting the Group’s business but also that no conflict of interest exists between such audit and non-audit work. The fees for such non-audit work within the financial year are principally related to due diligence activity and tax advisory work associated with the reorganisation of legal entities within the Group. In other situations, proposed assignments are subject to independent tendering with decisions taken on the basis of competence and cost-effectiveness.

Following a review during the year by the Audit Committee of the scope, efficiency and effectiveness of the audits performed by PricewaterhouseCoopers LLP it was agreed that the Group continues to receive an efficient and effective audit service.

Internal control

The Board acknowledges responsibility for the Group’s system of internal control. The Audit Committee, on behalf of the Board, reviews the effectiveness of the system in accordance with the guidance set out in “Internal Control: Guidance for Directors on the Combined Code” (the Turnbull guidance) from information and regular reports provided by management, the internally independent Compliance Function and external Auditors. However, given the size and complexity of the Group’s operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives by managing rather than eliminating risk.

The Board, either directly, or through the Audit Committee which regularly reports its findings for consideration by the Board, has reviewed the effectiveness of the key procedures which have been established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing the Group’s significant risks has operated throughout the year.

The following key features have operated to provide reassurance of both the reliability of information and the safeguarding of assets:

•    Risk assessment:

•    The Group clearly sets out its strategic objectives as part of its medium-term planning process. These objectives are then incorporated as part of the annual planning cycle and are supported by the use of both financial and non-financial key performance indicators.

•    A detailed assessment of strategic risks is undertaken by the Executive Directors as part of the medium-term planning and annual and monthly forecasting reporting cycles.

•    All areas of the business are required to undertake risk-profiling exercises to formally review their principal areas of risk so that all major risks are reviewed at all levels across the Group. This formal system is based on the annual submission of risk assessment summaries from each business entity for the measurement and assessment of risk areas, together with the controls embedded in the business processes to mitigate such risks. This review is ongoing throughout all business operations of the Group to ensure that there continues to be clear and consistent procedures for monitoring, updating and implementing appropriate controls to minimise the risk exposure so identified.

•    The Audit Committee has delegated responsibility for considering Group-wide operational, financial and compliance risks on a regular basis. Regular reporting by the Group Compliance Function supports the Audit Committee and the Board in assessing the effectiveness of internal controls at each business entity through a programme of regular reviews. In this way, it seeks to minimise the risks identified and satisfy itself that the levels of retained risk are acceptable to the Group.

•    Control environment and control activities:

•    The Group is organised on a functional basis with manufacturing, sales and marketing and central support functions each having their own management and control structures which satisfy the Group’s controls, accounting policies and regulatory responsibilities.

•    The Board continues to review the organisational structure to ensure that clearly defined lines of responsibility, delegation of authority and segregation of duties, with personnel of the necessary calibre to fulfil their allotted roles, remain in place. Such delegated authority ensures that decisions, significant either because of their value or impact on other parts of the Group, are taken at an appropriate level. The full Board has formally adopted a schedule of matters of a strategic, financial, operational or compliance nature, which are required to be brought to it for decision.

•    The Group has an established framework of policies and procedures laid down by the Board to which personnel are expected to comply. These cover key issues such as authorisation levels, segregation of duties, ethical compliance matters and legislation, physical and data security as well as regulatory, governance, and health, safety and environmental issues. This framework of policies and procedures has been developed and issued, with consistent communication being cascaded down throughout the Group.

•    The Group has put in place a formal policy and arrangements for dealing in confidence with issues of genuine and significant concern raised by employees or others relating to perceived malpractice, improper business practices, management impropriety or other similar matters, whether financial or non-financial (commonly referred to as ‘whistleblowing’ arrangements).

•    The Group has an established and consistent methodology for identifying and ranking business risks and has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include not only internal controls but also other external measures such as insurance and dual sourcing of supplies. This approach is reviewed on an ongoing basis to ensure it continues to accurately reflect the relevant risks and takes into account necessary movements in the Group’s risk profile consequent upon changes in the business operations.

•    There are well-defined procedures for appraisal, approval, control and review of capital and strategic expenditure including acquisitions.

•    The Group’s treasury function operates within a well defined policy designed to control the Group’s financing arrangements and to minimise its exposure to interest rate and foreign exchange risks through specialised treasury instruments.

•    Information and communication:

•    Each area of the business is required to produce detailed financial plans prior to the start of each financial year, which are reviewed for robustness and realism.

•    A comprehensive system of controls, including regular periodic performance reviews for each area of the business, is in place to ensure that major variances against plan are promptly and thoroughly investigated. These reviews are conducted at a detailed level within each function and at a high level by the Chief Executive’s Committee.

•    The achievement of business objectives, both financial and non-financial, is assessed on a regular basis using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.

•    Monitoring:

•    A range of procedures is used to review the risk profile and monitor the effective application of internal controls across the Group. These include independent reviews by the Group Compliance Function, together with self-assessment of risks and relevant controls. Furthermore both the senior operational and financial managers of each business and function annually certify that effective systems of internal control, in accordance with the Group’s policies and covering all business activities (both financial and non-financial), have been maintained within their area of responsibility.

•    The Group Compliance Function’s responsibilities include reporting at each Audit Committee Meeting on the effectiveness of internal control systems, focusing on those areas of greatest perceived risk to the Group.

•    Follow-up procedures ensure that there is an appropriate response to recommendations for any enhancement to risk controls as identified by the independent reviews of the Group Compliance Function.

•    As a consequence of its US Listing, the Group is required to comply with the provisions of the Sarbanes-Oxley Act as it applies to foreign issuers. The Group continues to monitor its legal and regulatory obligations arising from this act and has taken actions to ensure compliance with those requirements that have already become effective. The Group Compliance Function is developing procedures within its annual compliance plans to address the further requirements which will come in to effect in subsequent financial years.

•    In line with recommendations issued by the US Securities & Exchange Commission and to meet developing corporate governance best practice in the UK, the Group has also established a Disclosure Committee comprising appropriate senior executives:-

•    The Company Secretary - Chairman

•    General Manager - Compliance - Co-ordinator

•    Senior Legal Counsel

•    Head of Management Accounting

The External Auditors attend by invitation.

In the context of the Group’s disclosure obligations, the Committee considers the significance of relevant information identified and reports on its evaluation to the Chief Executive, Finance Director and the Audit Committee in order to assist them in their evaluation of material issues for the purposes of any disclosure that may be required.

The Audit Committee confirms it has reviewed and reported to the Board on the system of internal control for the financial year ended 30 September 2004. Through the procedural and reporting framework for monitoring business risks and controls, as set out above, and review of the Group’s financial statements, it is satisfied there is sufficient information to enable it to review the effectiveness of the Group’s system of internal control.

Going concern

The Directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and accordingly they continue to adopt the going concern basis in preparing the financial statements.

Pension fund

The Group’s main pension fund, the Imperial Tobacco Pension Fund, is not controlled by the Board but by Trustees, consisting of five nominees from the Company, one member chosen by employees and two by current and deferred pensioners. The Trustees look after the assets of the pension fund, which are held separately from those of the Group and are managed by independent fund managers. The Pension Scheme funds can only be used in accordance with its rules and for no other purpose.

New York Stock Exchange Corporate Governance Requirements

In November 2003, the US Securities and Exchange Commission approved changes to the New York Stock Exchange’s (NYSE) listing standards relating to the corporate governance practices of listed companies. As a listed non-US issuer, the Group is required to comply with some of these standards, being exempt from others. However there is an obligation to disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance, in all material respects, with all of the relevant NYSE listing standards. However, in respect of the NYSE standards relating to the composition of a Nomination/Corporate Governance Committee, it is the Group’s practice to include the Chief Executive, in addition to all of the Non-Executive Directors, on the Nominations Committee. Furthermore it is the full Board, not this Committee, that develops, recommends and adopts the corporate governance principles to be applied throughout the Group. It should also be noted that the role of an internal audit department is incorporated within the general remit of the Group’s internally independent Compliance Function.

Communication with shareholders

Communication with all shareholders is given a high priority and a number of methods are used to promote greater understanding and dialogue with investment audiences. The Chairman ensures that the views of shareholders at any meetings with major shareholders are effectively communicated to the full Board so that any issues or concerns are fully understood.

The Group’s Annual Review, a summary financial statement, provides shareholders with the material information concerning Imperial Tobacco Group in a form more readily assimilated than the full Annual Report and Accounts. Shareholders can also request the full Annual Report and Form 20-F. At the half year an Interim Report is published. All of these documents are available online through the Imperial Tobacco website (www.imperial-tobacco.com), together with all announcements, investor presentations and share price information.

During the year shareholders are kept informed of the progress of the Group through trading statements and other announcements of significant developments that are released through the London Stock Exchange, other news services and are available on the Group’s website. There is regular dialogue with institutional shareholders and participation in sector conferences. This is being extended to ensure that Non-Executive Directors, on appointment, meet with major shareholders and that the senior independent Non-Executive Director attends regular meetings with major investors, if they so request.

Additionally, there is an opportunity at the Annual General Meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominations Committees. It is the Group’s practice to make arrangements to send the Annual Report and Accounts to shareholders at least 20 working days prior to the Annual General Meeting. The Group indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting, together with the number of votes for and against each such resolution, following each vote on a show of hands and subsequently on its website. Details of abstentions are also disclosed.

Statement of Directors’ responsibilities

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and the Group at the balance sheet date and of the profit or loss and the cash flows of the Group for that period.

The Directors consider that suitable accounting policies have been used. These have been applied consistently, with the exception of the changes arising on the adoption of the new Accounting Standards in the year as explained in “Changes in accounting policy and presentation” under “Accounting Policies”. They also confirm that reasonable judgements and estimates have been made in preparing the financial statements for the financial year ended 30 September 2004 and that applicable Accounting Standards have been followed.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any given time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for the maintenance and integrity of the Group’s website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of Auditors’ responsibilities

Imperial Tobacco Group PLC’s Registered Auditors, PricewaterhouseCoopers LLP, are responsible for forming an independent opinion on the financial statements of the Group as presented by the Directors and for reporting their opinion to shareholders. Their report is set out on page 57.

Directors’ Remuneration Report

This Report has been prepared by the Remuneration Committee, in accordance with The Directors’ Remuneration Report Regulations 2002 (the Regulations) and to meet the relevant requirements of the Listing Rules of the UK Listing Authority. In particular, it describes how the Board has applied the principles of good governance relating to Directors’ remuneration set out in the Combined Code.

The Regulations require the Auditors to report to the Company’s shareholders on the “audited information” within the Directors’ Remuneration Report (the Report) and to state whether,in their opinion, that part of the Report has been prepared in accordance with the Companies Act 1985 (as amended by the Regulations). Their opinion is set out on page 57 and those aspects of the Report which have been subject to audit have been clearly marked.

Remuneration Committee

The Board considers itself ultimately responsible for the framework and cost of executive remuneration but has delegated responsibility for determining the remuneration levels and conditions of service for Executive Directors of the Company and members of the Chief Executive’s Committee to the Remuneration Committee. The Committee also oversees the overall policy for the senior management remuneration and the Group’s employee share schemes. The Committee’s approach is fully consistent with the Group’s overall philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business, as well as supporting corporate strategy, by directly aligning executive management with the Group’s strategic business goals.

The Remuneration Committee is comprised exclusively of independent Non-Executive Directors of the Company who have no personal financial interest, other than as shareholders, in the matters to be decided. The members of the Committee during the year were: -

Mr I J G Napier (Chairman);

Mr D C Bonham;

Mr S Huismans;

Dr P H Jungels; and

Mr D W Thursfield (from 2 February 2004).

The Chief Executive attends by invitation to respond to questions raised by the Committee. However he is specifically excluded from any matter concerning the details of his own remuneration.

The Committee sets the remuneration package for each Executive Director and member of the Chief Executive’s Committee after taking advice principally from external sources, including remuneration consultants Towers Perrin and Hewitt, Bacon & Woodrow, who were appointed by the Committee to review the Group’s principles and practices against corporate governance best practice and provide no other services for the Group. Executive remuneration data provided by KPMG (also appointed by the Committee and having provided tax and other consultancy services to the Group) and Towers Perrin together with surveys published by Monks Partnership and William M Mercer have also been used to assist in the benchmarking process. Mr G Davis, Chief Executive, Mr R C Hannaford, Company Secretary (who acted as Secretary to the Committee and retired on 30 September 2004) and Mr D P Cuthbert, Group Compensation and Benefits Manager, also provide internal support and advice. Solicitors Ashurst and Allen & Overy have also been retained by the Company to review and develop rules for the Group’s revised share schemes.

The Remuneration Committee, which operates under clear written terms of reference (which are available on the Company’s website www.imperial-tobacco.com), confirms formally that it has been in compliance with the best practice governance provisions as set out in Section 1 of the Code throughout the year.

Remuneration strategy

Imperial Tobacco Group PLC operates in an increasingly competitive, international environment. For the Group to continue to compete successfully it is essential that the level of remuneration and benefits offered achieves the objectives of attracting, developing, retaining and motivating the necessary high quality pool of talented employees, at all levels, across the Group. The Group therefore sets out to provide competitive remuneration to all its employees, appropriate to the business environment in those countries in which it operates. During the year a comprehensive review of executive remuneration has been undertaken and, where appropriate, shareholder approval is being sought at the Annual General Meeting.

As the Group continues to develop internationally and integrate acquisitions, it is having increasing regard to the need to relocate employees from country to country as the requirements of the business dictate and to develop its remuneration arrangements accordingly. The remuneration strategy is therefore designed not only to align with the Group’s fundamental values of fairness, competitiveness and equity but also to support the Group’s corporate strategy, as a significant contributor to its competitive advantage. A cohesive reward structure across the Group - with a timely pay review process, consistently applied to all employees and well communicated to ensure each element of the package is understood with links to corporate performance recognised - is seen as critical in ensuring that all employees can associate with and strive for the Group’s strategic goals.

The Group also seeks to align the interests of shareholders and employees at all levels by giving employees opportunities and encouragement to build a shareholding in Imperial Tobacco Group PLC. Through a series of share plan initiatives, Sharesave arrangements and Share Matching Schemes, the majority of employees of the Company and its subsidiaries have been offered participation in one or more equity-based plans with a significant number taking advantage of those invitations.

Executive remuneration policy

The remuneration package for Executive Directors and members of the Chief Executive’s Committee, as determined by the Remuneration Committee, is intended to attract and retain high quality executives, induce loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders, while not being excessive. The package is also in line with the Group’s overall policy on pay and benefits and, as the Group extends its business internationally, it takes account of market practices outside the UK where the scope of a particular executive’s role warrants this approach.

The ongoing policy combines short term and long term rewards, focusing on performance-related elements that take into account individual, business unit and corporate performance. The main components are base salary, an annual cash bonus, a Share Matching Scheme (SMS), a Long-Term Incentive Plan (LTIP) and pension benefits, with an increased weighting towards performance-related variable reward elements. In the financial year to September 2004, base salary typically represented around 30 per cent of total remuneration with annual bonus and awards vesting under SMS and LTIP schemes making up the balance. If approved by shareholders, under the revised policy base pay will represent around 20 per cent of Executive Directors’ potential remuneration. This policy is set to provide base salary at around the median level of its comparator group while providing the Executive Directors with the capacity to earn upper quartile total compensation on achievement of superior business performance.

For the financial year to September 2004, a more stringent performance criterion was applied to the performance-related elements as detailed in the annual cash bonus and LTIP sections below and on page 50 both of which form part of this policy statement.

Base salary

Base salary is reviewed annually and is determined by reference to individual responsibilities, performance and external market data. Therefore it is set within a range around the market median of the comparator group to reflect the experience, responsibility, effectiveness and market value of the relevant executive. The comparator group of companies chosen remains the FTSE 50 excluding companies in the Financial and Pharmaceutical sectors. Base salary is the only element of the package used to determine pensionable earnings.

Annual cash bonus

During the period under review, bonus targets related principally to the achievement of Group profit objectives. However, the specific targets are not disclosed since they are considered to be commercially confidential. Performance in the financial year has resulted in bonuses, as detailed in the table on page 49, being awarded to Executive Directors. Cash bonuses were also earned by other senior executives for achieving performance targets for the financial year to 30 September 2004.

For the financial year to 30 September 2004 onwards, the potential maximum bonus was increased from 66 2/3 per cent to 100 per cent for the Chief Executive and Finance Director and to 75 per cent for other Executive Directors. However, attainment of these increased bonus levels is subject to achievement of stretching, incremental, profit-based performance criteria.

Under the SMS, Executive Directors and management may elect to invest any proportion, up to a maximum of 100 per cent, of their gross bonus in Imperial Tobacco Group PLC Ordinary Shares to be held by a nominee controlled by the Employee Benefit Trust. Provided that the shares lodged are left with the nominee for three years, the participant will receive the original shares plus additional shares equal in number to the original shares.

In respect of investments made by Executive Directors under the SMS from their bonus payable in December 2003, and for future years, a performance criterion will be applied to the matched shares such that matching will only occur if the Group has achieved in excess of an average three per cent real increase in EPS per annum over the three year retention period, being an indicator of sustained ongoing profit delivery. Achievement measurement is based on the same protocol as that applying to the LTIP. There is no opportunity to re-test if this performance criterion is not met.

Benefits

The principal taxable benefits for Executive Directors are the provision of cars and health insurance but in the case of Mr B C Davidson these also include one-off relocation costs.

Remuneration from other non-executive directorships

The Company recognises that external non-executive directorships are beneficial for both the Executive Director concerned and the Company. Executive Directors are permitted, at the discretion of the Board, to retain any fees received in respect of any such non-executive directorship. Any serving Executive Director is restricted to one external non-executive directorship and may not serve as chairman of a FTSE 100 company.

Mr G Davis serves on the Board of Wolseley PLC and currently receives fees of £43,000 per annum.

Executive Directors’ service agreements

It is the Group’s policy to appoint Executive Directors under service agreements terminable by either party giving 52 weeks’ notice, as shown in the table below.

There are no predetermined provisions for compensation on termination within Executive Directors’ service agreements. However, the Group is unequivocally against rewards for failure and believes that severance arrangements should be restricted to base pay and consequential payments such as bonus accrual and pension accrual. Nevertheless, the circumstances of the termination and the individual’s duty and opportunity to mitigate loss would be taken into account.

Under the rules of the LTIP and SMS, outstanding awards vest on termination or on a change of control on a time-related pro-rata basis subject to satisfaction of the relevant performance criteria. If, however, the termination is by resignation or dismissal for misconduct, the full award lapses.

	Date of contract	Expiry date

Executive Directors
G Davis, Chief Executive	21 August 1996	Terminable on 52 weeks’ notice
R Dyrbus, Finance Director	21 August 1996	Terminable on 52 weeks’ notice
D Cresswell, Manufacturing Director	30 May 2003	Terminable on 52 weeks’ notice
F A Rogerson, Corporate Affairs Director	30 May 2003	Terminable on 52 weeks’ notice
B C Davidson, Sales and Marketing Director	1 October 2003	Terminable on 52 weeks’ notice

Non-Executive Directors’ letters of appointment

The Non-Executive Directors do not have service agreements with the Company. However the terms of their appointments are reviewed annually and upon them reaching 65 years of age. These terms were reviewed for all Non-Executive Directors and confirmed on 2 February 2004. Under the terms of the Articles of Association of the Company, Non-Executive Directors stand for reappointment at the first Annual General Meeting following appointment, are subject to triennial reappointment by shareholders and retire at the Annual General Meeting following their reaching 70 years of age. There are no provisions in their letters of appointment regarding notice periods or compensation on early termination. Although there is no current maximum term of appointment for Non-Executive Directors, the Board is supportive of the best practice provisions outlined in the Higgs Report.

Remuneration policy for Non-Executive Directors

Fees for Non-Executive Directors are determined by the Board as a whole with regard to market practice and within the restrictions contained in the Company’s Articles of Association. The Non-Executive Directors do not take part in discussions on their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their directorship of the Company and provision of administrative support including the use of Company offices by the Chairman and Vice Chairman), do not participate in the Company’s share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership.

To align further the interest of the Non-Executive Directors with those of shareholders, it was agreed that a proportion of their fees be applied, after tax, to purchase shares in Imperial Tobacco Group PLC. These shares are to be held by a nominee during the term of each Non-Executive Directorship. Exceptionally in respect of Mr D C Bonham and Mr A G L Alexander, this requirement has been waived due to their substantial shareholdings, as detailed below.

Mr S Huismans is also a member of Supervisory Boards within the Reemtsma Group for which he received additional remuneration for fulfilling such non-executive roles.

Remuneration arrangements for former Directors

Following his retirement in May 2000, Mr S T Painter entered into a consultancy agreement with Imperial Tobacco Limited, the Group’s principal operating company. The agreement, as amended in October 2001 and May 2004, runs to March 2007. Under the terms of the agreement he provides consultancy services as required and receives fees at a day rate of £1,000 with a minimum fee based on 100 days service for each 12 month period ending on 30 June, and 67 days for the period 1 July 2006 to 6 March 2007. The agreement is terminable by either party giving 12 months notice. He is also entitled to reimbursement for the use of his car.

Mr S T Painter is also a member of Supervisory Boards within the Reemtsma Group for which he receives additional remuneration, for fulfilling such non-executive roles.

Following the acceptance by the Board, on 9 July 2003, of the resignation of Mr L W Staby, it was agreed that his remuneration continue until the expiry of his term of office on 1 February 2004.

Similarly the Company agreed that remuneration attributable to his duties on the Supervisory Boards of Reemtsma companies continued to be paid on a similar basis.

In respect of Mr M A Häussler, subsequent to his resignation as a Director of the Company with effect from 9 July 2003, he remains an employee receiving his full contractual remuneration.

DIRECTORS’ EMOLUMENTS FOR THE YEAR ENDED 30 SEPTEMBER 2004

(audited)

	2004	2003
	£’000	£’000

Executive Directors
Salary	1,980	1,444
Benefits	220	141
Bonus	1,455	955
LTIP annual vesting(1)	1,508	937
SMS vesting(2)	1,512	902
	6,675	4,379

Non-Executive Directors
Fees	485	457
Benefits	7	5
Reemtsma Supervisory Boards	22	41
	514	503

Former directors
Consultancy fees to former executive director	125	100
Reemtsma Supervisory Boards	22	23
Salary of former Executive Director	397	86
Bonus	258	56
Benefits	26	2
LTIP vesting on retirement	—	5
	828	272

Fees of former Non-Executive Directors
Company	12	8
Reemtsma Supervisory Boards	7	5
	19	13

Total remuneration	8,036	5,167

(1)   Value of LTIP shares vesting in the year, based on the closing share price on the day of exercise.

(2)   Value of SMS shares vesting on maturity based on the closing share price on the day of vesting.

Emoluments by individual Director

(audited)

	Base salary	Fees	Supervisory Board fees	Bonus	Benefits in kind(1)&(7)	Sub total	LTIP(2)	SMS(2)	Total 2004	Total 2003
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000

Executive Directors
G Davis, Chief Executive	660	—	—	506	21	1,187	660	617	2,464	2,153
R Dyrbus, Finance Director	420	—	—	322	15	757	408	363	1,528	1,345
M A Häussler, Sales and Marketing Director(4) & (8)	—	—	—	—	—	—	—	—	—	593
D Cresswell, Manufacturing Director	300	—	—	209	16	525	129	180	834	144
F A Rogerson, Corporate Affairs Director	300	—	—	209	16	525	141	194	860	144
B C Davidson, Sales and Marketing Director(6)	300	—	—	209	152	661	170	158	989	—
	1,980	—	—	1,455	220	3,655	1,508	1,512	6,675	4,379

Non-Executive Directors
D C Bonham, Chairman	—	220	—	—	2	222	—	—	222	221
A G L Alexander, Vice Chairman	—	70	—	—	5	75	—	—	75	74
S P Duffy	—	40	—	—	—	40	—	—	40	35
S Huismans	—	40	22	—	—	62	—	—	62	58
P H Jungels	—	40	—	—	—	40	—	—	40	35
I J G Napier	—	40	—	—	—	40	—	—	40	35
L W Staby(4)	—	—	—	—	—	—	—	—	—	45
D W Thursfield	—	35	—	—	—	35	—	—	35	—
	—	485	22	—	7	514	—	—	514	503

Former Directors
S T Painter(3)	—	125	22	—	—	147	—	—	147	123
M A Häussler(4) & (8)	397	—	—	258	26	681	—	—	681	144
L W Staby(4)	—	12	7	—	—	19	—	—	19	13
C A C Inston(5)	—	—	—	—	—	—	—	—	—	5
	397	137	29	258	26	847	—	—	847	285
	2,377	622	51	1,713	253	5,016	1,508	1,512	8,036	5,167

(1)   Benefits in kind principally include the provision of a Company car and health insurance.

(2)   LTIP and SMS represent the value of awards vesting and LTIP options exercised in the year both on annual vesting and retirement.

(3)   Mr S T Painter retired from the Board on 31 May 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma Group.

(4)   Mr M A Häussler and Mr L W Staby resigned from the Board on 9 July 2003.

(5)   Mr C A C Inston retired on grounds of ill health on 14 December 2001.

(6)   Mr B C Davidson was appointed to the Board on 1 October 2003.

(7)   Benefits in kind include one-off relocation assistance of £135,520 in respect of Mr B C Davidson.

(8)   Base salary of Mr M A Häussler includes the payment of a pension allowance of £10,200 which is neither eligible for bonus nor share schemes and is not pensionable.

(9)   No sums were paid to any Director by way of taxable expenses allowances.

Directors’ interests in shares (beneficial and family interests)

(audited)

	Ordinary shares		Sharesave options		Contingent rights to ordinary shares (LTIP and SMS shares)
	1/10/03(1)	30/9/04	1/10/03(1)	30/9/04	1/10/03(1)	30/9/04

Executive Directors
G Davis	263,366	286,938	1,979	1,979	307,747	273,707
R Dyrbus	186,603	197,996	1,477	1,049	190,157	172,312
D Cresswell	69,385	83,113	2,008	2,008	75,940	82,254
F A Rogerson	66,270	76,430	2,008	2,008	80,904	85,576
B C Davidson	123,421	123,552	1,125	1,125	90,581	96,723

Non-Executive Directors
D C Bonham	131,468	131,468	—	—	—	—
A G L Alexander	132,710	132,710	—	—	—	—
S P Duffy	7,442	8,137	—	—	—	—
S Huismans	4,929	5,420	—	—	—	—
P H Jungels	1,471	1,962	—	—	—	—
I J G Napier	2,491	2,982	—	—	—	—
D W Thursfield	—	441	—	—	—	—

(1)   Or date of appointment if later

There have been no changes in these holdings since 30 September 2004.

Executive share retention and executive remuneration review

To ensure the interests of management remain aligned with those of shareholders, Executive Directors and senior executives are required to meet minimum shareholding guidelines by building a stake in the Group to a current minimum value broadly equivalent to twice their base salary. At a more junior level, executives are expected to invest at a level equivalent to their base salary. Following the remuneration review during 2004 the Chief Executive and Finance Director will be expected to invest at a level equivalent to three times their base salary, with the guidelines remaining unchanged for the remaining Executive Directors and senior executives. The additional results of the remuneration review relate to LTIPs and are set out below.

Long-Term Incentive Plan (LTIP)

Each year since demerger in 1996, annual awards worth 75 per cent of basic salary, have been made to Executive Directors under the LTIP and awards at a lower level have been made to other senior executives. The awards, which vest three years after grant, are subject to the satisfaction of an applicable performance criterion, as set out below, over a three-year performance period. It is anticipated that a further conditional award worth 75 per cent of basic salary will be made during November 2004.

For the December 2000 and future awards, the Committee replaced total shareholder return (TSR) with earnings per share (EPS) growth as the performance criterion. This was seen as enhancing the incentive effect of the Plan by focusing on the financial performance of the business, over which Directors and executives have power to influence. The Committee nevertheless retains absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the Group before any awards vest, including maintenance of long-term return on capital employed.

Awards vest on a sliding scale depending on average growth in basic EPS adjusted for amortisation, based on an agreed protocol to allow appropriate adjustments for exceptional and extraordinary items. The adjustments are confirmed by the Auditors after adjusting for inflation over the period of the award. No vesting occurs unless the Company’s average real EPS growth is positive. Full vesting occurs if real EPS growth is equal to or exceeds 10 per cent. Between these two points the award vests on a straight-line basis. In order to ensure that the performance criterion remains challenging, in 2003 the lower threshold was raised. Therefore for the 2003 and the proposed 2004 awards, vesting will only occur if average real EPS growth exceeds three per cent per annum. The upper threshold of 10 per cent real EPS growth remains unchanged.

On vesting, a participant is granted a “nil cost” option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

There is no opportunity to re-test if the performance criterion is not achieved.

Following the remuneration review in 2004 and subsequent consultation with major shareholders for the 2005 and future awards it is proposed, subject to shareholder approval, that awards equivalent to twice salary in respect of the Chief Executive, one and a half times salary for the Finance Director and once salary for other Executive Directors be made with the performance criteria split into three elements as follows:

First element

50 per cent of the award with a performance criterion based on EPS as described above, with 12.5 per cent of this element vesting if average real EPS growth equals three per cent and 100 per cent of this element vesting if average real EPS growth equals or exceeds 10 per cent. Between these two points awards vest on a straight-line basis;

Second element

25 per cent of the award with a performance criterion based on TSR relative to the FTSE 100 Index as described below; and

Third element

25 per cent of the award with a performance criterion based on TSR relative to a bespoke comparator group also described below.

The proposed performance criterion for the second element will be based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element will occur unless the Company’s total shareholder return ranks it in the top 50 of the companies constituting the FTSE 100 Index. At this performance threshold 30 per cent of this element will vest. If the return ranks the Company in the top 25 of the Index, this element will vest in full. Between these thresholds the award will vest on a straight-line basis. The TSR calculations will use share prices averaged over a period to determine initial and closing prices rather than those ruling on a single day. It is assumed that the cash flow of dividend payments is recognised on the date the shares are declared “ex dividend”. This method is considered to give a fairer and less volatile result since improved performance has to be sustained for several weeks before it effectively impacts on the TSR calculations. The TSR calculations themselves will be performed independently by Alithos Limited (appointed by the Company but who will perform no other services for the Group) and then approved by the Remuneration Committee.

The proposed performance criterion for the third element will also be based on a sliding scale depending on TSR achieved over the period of the award. No vesting of this element will occur unless the Company’s TSR exceeds that of the bottom six companies constituting a bespoke comparator group comprising of 12 tobacco and alcohol companies as detailed in the table below. At this performance threshold, 30 per cent of the third element will vest. If the return ranks the Company in the top three of the comparator group, this element will vest in full. Between these thresholds the award will vest on a straight-line basis.

Allied Domecq PLC	Altadis S A	Altria Group Inc	British American Tobacco PLC
Carlsberg A/S	Diageo PLC	Gallaher Group PLC	Imperial Tobacco Group PLC
Interbrew SA	Reynolds American Inc	SABMiller PLC	Scottish & Newcastle PLC

There will be no opportunity to re-test if any of the performance criteria are not achieved. Each element will operate independently and will be capable of vesting regardless of the Company’s performance in respect of the other elements. However, the Remuneration Committee may vary, but not increase, the extent to which the award vests to ensure that it only vests, and at an appropriate level, if there has been an improvement in the underlying financial performance of the Company, including the maintenance of long-term return on capital employed.

On vesting, a participant is granted a “nil cost” option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

Executive Directors’ conditional share awards under the Long-Term Incentive Plan

(audited)

	Balance at 1/10/03	Granted during year	Date of grant	Market price at date of grant	Vested during year	Market price at date of		Amount realised on exercise	Balance at 30/9/04	Performance period November– November
						Vesting	Exercise
				£		£	£	£’000
G Davis	61,871	—	27/11/00	6.18	(61,871)	10.59	10.67	660	—	2000 – 2003
	57,884	—	26/11/01	7.12	—	—	—	—	57,884	2001 – 2004
	46,923	—	25/11/02	9.59	—	—	—	—	46,923	2002 – 2005
	—	47,872	17/11/03	10.34	—	—	—	—	47,872	2003 – 2006
	166,678	47,872			(61,871)				152,679
R Dyrbus	38,214	—	27/11/00	6.18	(38,214)	10.59	10.67	408	—	2000 – 2003
	36,309	—	26/11/01	7.12	—	—	—	—	36,309	2001 – 2004
	29,718	—	25/11/02	9.59	—	—	—	—	29,718	2002 – 2005
	—	30,464	17/11/03	10.34	—	—	—	—	30,464	2003 – 2006
	104,241	30,464			(38,214)				96,491
D Cresswell	12,131	—	27/11/00	6.18	(12,131)	10.59	10.67	129	—	2000 – 2003
	11,225	—	26/11/01	7.12	—	—	—	—	11,225	2001 – 2004
	9,906	—	25/11/02	9.59	—	—	—	—	9,906	2002 – 2005
	—	21,760	17/11/03	10.34	—	—	—	—	21,760	2003 – 2006
	33,262	21,760			(12,131)				42,891
F A Rogerson	12,939	—	27/11/00	6.18	(12,939)	10.59	10.895	141	—	2000 – 2003
	11,926	—	26/11/01	7.12	—	—	—	—	11,926	2001 – 2004
	10,427	—	25/11/02	9.59	—	—	—	—	10,427	2002 – 2005
	—	21,760	17/11/03	10.34	—	—	—	—	21,760	2003 – 2006
	35,292	21,760			(12,939)				44,113
B C Davidson	15,932	—	27/11/00	6.18	(15,932)	10.59	10.67	170	—	2000 – 2003
	15,013	—	26/11/01	7.12	—	—	—	—	15,013	2001 – 2004
	11,991	—	25/11/02	9.59	—	—	—	—	11,991	2002 – 2005
	—	21,760	17/11/03	10.34	—	—	—	—	21,760	2003 – 2006
	42,936	21,760			(15,932)				48,764

During the year, the November 2000 – November 2003 award vested in full. EPS over the period averaged 20.19 per cent exceeding the average of 10 per cent, the threshold at which the award maximises.

In respect of the November 2001 – November 2004 award, based on EPS to the end of the financial year, 100 per cent of the award will vest on 26 November 2004. For illustrative purposes only, the share price on 4 November 2004, being the latest practicable date prior to publication, was £12.86 valuing the awards as follows:–

	Award lapsing no. of shares	Award vesting no. of shares over which options granted	Award vesting illustrative value
			£’000
G Davis	—	57,884	744
R Dyrbus	—	36,309	467
D Cresswell	—	11,225	144
F A Rogerson	—	11,926	153
B C Davidson	—	15,013	193

The value of any awards vesting could vary significantly from the above due to share price movements.

The Remuneration Committee regards the November 2002 – November 2005 and the November 2003 – November 2006 awards to be too distant from maturity to be included in the value projected above. However, in respect of these awards, the adjusted EPS has grown by more than 10 per cent in real terms in the financial year and, therefore, if this performance were maintained over the relevant performance periods both awards would vest in full, their illustrative values based on the above share price are as follows.

	Potential Awards Vesting
	November 2005		November 2006
	No. of shares	Illustrative value	No. of shares	Illustrative value
		£’000		£’000
G Davis	46,923	603	47,872	616
R Dyrbus	29,718	382	30,464	392
D Cresswell	9,906	127	21,760	280
F A Rogerson	10,427	134	21,760	280
B C Davidson	11,991	154	21,760	280

Evidence of the Group’s sustained performance on a TSR basis when compared with the FTSE 100 Index is set out below.

TSR Return Relative to FTSE 100 Index

The FTSE 100 Index is seen to provide the most appropriate and most widely recognised index for benchmarking the corporate performance of the Company which is a constituent of that index and reflects one of the benchmark indices proposed for use as an LTIP performance measure.

Shareholder approval for the amendment of the LTIP will be sought at the Annual General Meeting and further details of the proposed amendments can be found in the accompanying notice of the meeting.

Share Matching Scheme (SMS)

Centenary Scheme

To encourage employees to acquire and retain a shareholding, and to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited, all employees of the Company and its wholly-owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC Ordinary Shares and lodge them with the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20 per cent for one year’s retention to a maximum of 100 per cent if they are retained for five years.

Annual Scheme

As detailed under ‘annual cash bonus’ on page 46, the Scheme also allows Executive Directors and most of the Group’s management to invest their bonus in shares, which are matched 1:1 over a three year period.

Shareholder approval for the amendment of the SMS will be sought at the Annual General Meeting and further information on the proposed amendment can be found in the notice of meeting.

The Executive Directors’ rights to shares arising under both SMS schemes are set out below:-

Executive Directors’ contingent rights to shares under the Share Matching Scheme

(audited)

	Balance at 1/10/03	Contingent rights arising	Market price at date of grant 29/1/04	Vesting during year	Market price at date of vested 29/1/04	Balance at 30/9/04	Expected vesting date
			£		£
G Davis	56,802	—	—	(56,802)	10.87	—	January 2004
	44,359	—	—	—	—	44,359	January 2005
	294	—	—	—	—	294	August 2007
	39,614	—	—	—	—	39,614	January 2006
	—	36,761	10.87	—	—	36,761	January 2007
	141,069	36,761	—	(56,802)	—	121,028
R Dyrbus	33,377	—	—	(33,377)	10.87	—	January 2004
	27,397	—	—	—	—	27,397	January 2005
	294	—	—	—	—	294	August 2007
	24,848	—	—	—	—	24,848	January 2006
	—	23,282	10.87	—	—	23,282	January 2007
	85,916	23,282	—	(33,377)	—	75,821
D Cresswell	16,577	—	—	(16,577)	10.87	—	January 2004
	13,706	—	—	—	—	13,706	January 2005
	294	—	—	—	—	294	August 2007
	12,101	—	—	—	—	12,101	January 2006
	—	13,262	10.87	—	—	13,262	January 2007
	42,678	13,262	—	(16,577)	—	39,363
F A Rogerson	17,841	—	—	(17,841)	10.87	—	January 2004
	14,620	—	—	—	—	14,620	January 2005
	294	—	—	—	—	294	August 2007
	12,857	—	—	—	—	12,857	January 2006
	—	13,692	10.87	—	—	13,692	January 2007
	45,612	13,692	—	(17,841)	—	41,463
B C Davidson	14,497	—	—	(14,497)	10.87	—	January 2004
	17,615	—	—	—	—	17,615	January 2005
	294	—	—	—	—	294	August 2007
	15,239	—	—	—	—	15,239	January 2006
	—	14,811	10.87	—	—	14,811	January 2007
	47,645	14,811	—	(14,497)	—	47,959

During the year, annual bonuses earned in 1999/2000 and lodged under the SMS for a three-year period matured in January 2004, providing matched shares for participants on a 1:1 basis.

In respect of annual bonuses earned in 2002/2003, the Executive Directors elected to invest their entire bonus in January 2004 in the form of Imperial Tobacco Group PLC Ordinary Shares under the SMS. These will be matched with additional shares, equal in number to the original shares, provided they are both left in the SMS for three years and if the Company has achieved in excess of an average of three per cent real increase in EPS per annum over the retention period. These additional shares are shown within contingent rights above.

There have been no further changes since 30 September 2004.

Share options

The Company does not operate an executive share option scheme. However, Executive Directors are eligible (along with all employees of the Company and any participating subsidiary of the Group) to participate in Imperial Tobacco Group PLC’s savings-related Sharesave Scheme. Under this Scheme options are granted, at a discount of up to 20 per cent to the closing mid-market price on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

Shareholder approval for the replacement of the savings-related Sharesave Scheme will be sought at the Annual General Meeting and further information on the proposed replacement can be found in the notice of meeting.

Executive Directors’ share options

(audited)

	Balance at 1/10/03	Granted during the year	Exercised during the year	Market price at date of exercise	Balance at 30/9/04	Exercise price	Range of exercisable dates of options held at 30/9/04(2)	Gains on exercise during the year	2003
				£		£		£’000(1)	£’000
G Davis	1,205	—	—	—	1,205	8.24	1/8/2007 – 31/1/2008	—	18
	774	—	—	—	774	8.22	1/8/2008 – 31/1/2009	—	—
	1,979	—	—	—	1,979	—		—	18
R Dyrbus	802	—	(802)	11.93	—	4.83	1/8/2004 – 31/1/2005	6	10
	675	—	—	—	675	8.22	1/8/2006 – 31/1/2007	—	—
	—	374	—	—	374	10.08	1/8/2007 – 31/1/2008	—	—
	1,477	374	(802)	—	1,049	—		6	10
D Cresswell	2,008	—	—	—	2,008	8.24	1/8/2007 – 31/1/2008	—	—
	2,008	—	—	—	2,008	—		—	—
F A Rogerson	2,008	—	—	—	2,008	8.24	1/8/2007 – 31/1/2008	—	—
	2,008	—	—	—	2,008	—		—	—
B C Davidson	1,125	—	—	—	1,125	8.22	1/8/2006 – 31/1/2007	—	—
	1,125	—	—	—	1,125	—		—	—

(1)   gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. Aggregate gains during the year were £5,694 (2003: £27,735).

(2)   any option not exercised by the end of the range of exercisable dates will expire.

There have been no changes since 30 September 2004.

The Company’s middle market share price at the close of business on 30 September 2004 was £12.04 and the range of the middle market price during the year was £9.67 to £12.86.

Full details are available for inspection in the Register of Directors’ Interests at the Company’s registered office.

Employee Benefit Trust

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire Ordinary Shares in the Company, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the SMS and LTIP awards. As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 828,432 Ordinary Shares of the Company held by that Trust at 30 September 2004.

The Company’s policy has always been, and continues to be, to satisfy all awards under its share schemes from market purchased shares through the Trusts. The Trust Deeds and the rules of all schemes contain provisions limiting awards to five per cent in five years and 10 per cent in 10 years for all employee schemes with an additional restriction to five per cent in 10 years for executive schemes. Currently an aggregate of only 0.9 per cent of the Company’s issued share capital is subject to awards under the Group’s share schemes.

Directors’ pensions

The Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the Group. For members who joined prior to 1 April 2002 the fund is non-contributory and fully funded with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age after 32 years’ service. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable together with a spouse’s pension of two-thirds of the member’s expected pension at retirement. For death in retirement, a spouse’s pension of two-thirds of the member’s pre-commutation pension is payable. Dependant children will also receive allowances.

Pensions increase by the lesser of 10 per cent and the increase in RPI, together with an option under the rules to surrender part of a pension for pension increases in line with the general index of retail prices of up to 15 per cent.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60.

In previous years, details of Directors’ pension benefits have been reported in accordance with the Listing Rules of the UK Listing Authority. However the Directors’ Remuneration Report Regulations 2002 have introduced the requirement to disclose additional information for Directors’ pension benefits under defined benefit schemes.

The following table provides the information required on both bases and gives details for each Director of:

•    the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end;

•    the increase in accrued pension during the year, excluding any increases for inflation in respect of the disclosure required under the Listing Rules; and

•    the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

(audited)

			Disclosures required under Directors’ Remuneration Report Regulations 2002							Listing Rules
						Transfer value of accrued pension				Increase
						£’000				in accrued	Transfer
			Accrued pension				Increase			pension	value
		Pensionable	£’000				during the			(net of	of
	Age at	service at		Increase			year net of			inflation)	increase
	30/9/04	30/9/04	at	during	at	at	Director’s	Director’s	at	during the	(net of
	Years	Years	1/10/03	the year	30/9/04	1/10/03	contributions	contribution	30/9/04	year	inflation)
										£’000	£’000

G Davis	54	32	403	40	443	4,790	824	—	5,614	29	366
R Dyrbus	51	22	172	27	199	1,671	393	—	2,064	22	233
D Cresswell	59	42	140	60	200	2,486	1,307	—	3,793	56	1,064
F A Rogerson	51	27	122	53	175	1,171	636	—	1,807	49	516
B C Davidson	48	6	19	3	22	147	39	—	186	3	29

The transfer values disclosed above do not represent a sum paid or payable to the individual Director. Instead they represent a potential liability of the pension scheme.

Independent Auditors’ Report to the Members of Imperial Tobacco Group PLC

We have audited the financial statements which comprise the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated balance sheet, consolidated cash flow statement, accounting policies, notes to the accounts and the Imperial Tobacco Group PLC balance sheet and related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors’ remuneration report (‘the auditable part’).

Respective responsibilities of Directors and Auditors

The Directors’ responsibilities for preparing the Annual Report and financial statements in accordance with applicable United Kingdom law and Accounting Standards are set out in the Statement of Directors’ responsibilities. The Directors are also responsible for preparing the Directors’ remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors’ remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors’ remuneration report have been properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman’s and Chief Executive’s statement, operating and financial review, the corporate governance statement and the unaudited part of the Directors’ remuneration report.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company’s or Group’s corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors’ remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors’ remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985, and those parts of the Directors’ remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Bristol
8 November 2004

Consolidated Profit and Loss Account

for the year ended 30 September 2004

	(In £’s million)	Notes	2004		2003		2002

	Turnover	1	11,005		11,412		8,296
	Duty in turnover	1	(7,973)		(8,212)		(6,077)
	Costs and overheads less other income	2	(2,147)		(2,319)		(1,616)
	Operating profit	1	885		881		603
	Group operating profit before amortisation and exceptional items		1,218		1,135		789
	Amortisation		(204)		(203)		(83)
	Exceptional items	3	(129)		(51)		(103)

	Profit on disposal of fixed assets	3	7		12		—
	Profit on ordinary activities before interest and taxation		892		893		603
	Interest and other finance charges	5	(204)		(237)		(180)
	Exceptional finance charges		—		—		(33)
	Other interest and finance charges		(204)		(237)		(147)
	Profit on ordinary activities before taxation		688		656		423
	Taxation	6	(238)		(232)		(140)
	Profit on ordinary activities after taxation		450		424		283
	Equity minority interests	28	(5)		(3)		(11)
	Profit attributable to shareholders		445		421		272
	Dividends	7	(362)		(304)		(229)
	Retained profit for the year	19	83		117		43

Earnings per ordinary share	• Basic	8	61.4	p	58.1	p	41.0	p
	• Adjusted (before amortisation and exceptional items)	8	101.6	p	90.0	p	68.4	p
	• Diluted	8	61.2	p	57.9	p	40.8	p

Dividends per ordinary share	• Interim	7	15.0	p	12.0	p	10.0	p
	• Proposed final	7	35.0	p	30.0	p	23.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

The 2002 comparatives include 4.5 months of Reemtsma results compared to a full year in 2003 and 2004.

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 30 September 2004

(In £’s million)	2004	2003	2002

Profit attributable to shareholders	445	421	272
Exchange movements on retranslation of net investments and related borrowings	(31)	101	10
Taxation credit on borrowings hedging overseas equity investments	—	33	2
Total recognised gains for the year	414	555	284

Consolidated Balance Sheet

at 30 September 2004

(In £’s million)	Notes	2004	Restated (see note 19) 2003

Fixed assets
Intangible assets	9	3,547	3,807
Tangible assets	10	651	714
Investments	11	7	7
		4,205	4,528
Current assets
Stocks	12	864	1,009
Debtors	13	1,021	1,002
Investments	11	77	68
Cash		262	321
		2,224	2,400
Creditors: amounts falling due within one year	14	(2,556)	(2,875)
Net current liabilities		(332)	(475)
Total assets less current liabilities		3,873	4,053
Creditors: amounts falling due after more than one year	14	(3,267)	(3,485)
Provisions for liabilities and charges	16	(470)	(509)
Net assets		136	59

Capital and reserves
Called up share capital	17	73	73
Share premium account	19	964	964
Profit and loss account	19	(919)	(997)
Equity shareholders’ funds	27	118	40
Equity minority interests	28	18	19
		136	59

The accounts on pages 58 to 103 were approved by the Board of Directors on 8 November 2004 and signed on its behalf by:

/s/ Derek Bonham	/s/ Robert Dyrbus
DEREK BONHAM	ROBERT DYRBUS
Chairman	Director

Consolidated Cash Flow Statement

for the year ended 30 September 2004

(In £’s million)	Notes	2004	Restated (see note 19) 2003	Restated (see note 19) 2002

Net cash inflow from operating activities	24	1,241	802	824
Returns on investments and servicing of finance
Interest received		18	20	18
Interest paid		(227)	(254)	(171)
Dividends paid to minority interests		(3)	(3)	(3)
Net cash outflow from returns on investments and servicing of finance		(212)	(237)	(156)
Taxation		(236)	(154)	(157)
Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(103)	(82)	(52)
Sale of tangible fixed assets		55	23	6
Net cash outflow from capital expenditure and financial investment		(48)	(59)	(46)
Acquisitions
Payments to acquire businesses		(27)	(2)	(3,442)
Net cash acquired with businesses		—	—	266
Deferred consideration in respect of prior year acquisitions	20	(420)	(47)	—
Net cash outflow from acquisitions		(447)	(49)	(3,176)
Equity dividends paid		(326)	(254)	(184)
Net cash (outflow)/inflow before management of liquid resources and financing		(28)	49	(2,895)
Management of liquid resources
(Increase)/decrease in investments held as current assets		(8)	58	233
Financing
Issue of ordinary share capital		—	—	1,000
Payments of expenses on issue of equity shares		—	—	(15)
Net purchase of shares by Employee Share Ownership Trusts		—	(40)	(8)
Debt due within one year – increase/(decrease) in borrowings		146	501	(502)
Debt due beyond one year – (decrease)/increase in borrowings		(165)	(587)	2,300
Net cash (outflow)/inflow from financing		(19)	(126)	2,775
(Decrease)/increase in cash in the year		(55)	(19)	113

Accounting Policies

The accounts have been prepared in accordance with Accounting Standards currently applicable in the United Kingdom. The principal accounting policies have been applied consistently with the exception of the changes arising on the adoption of new Accounting Standards in the year, as set out below.

Basis of accounting

The accounts have been prepared in accordance with the historical cost convention.

Changes in accounting policy and presentation

The balance sheet at 30 September 2003 has been restated following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” as issued by the Accounting Standards Board (ASB).

Shares held by the Employee and Executive Benefit Trusts, previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from shareholders’ funds. The cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares.

The impact was to reduce fixed assets investments by £36m at 30 September 2003, and increase the deficit in the profit and loss account reserve by a corresponding amount.

The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from “Capital expenditure and financial investment” to “Financing”.

The consolidated profit and loss accounts for the years ended 30 September 2003 and 28 September 2002 have not been restated as the effect in any one period is not material. The impact of the change in accounting policy in the year to 30 September 2004 on Group profit after tax is not material.

Basis of consolidation

The consolidated accounts incorporate the audited accounts of Imperial Tobacco Group PLC and its subsidiary undertakings. Subsidiary undertakings are all entities over which the Group has the power to control the entity’s financial and operating policies. There are no unconsolidated subsidiary undertakings.

The results of businesses are included from the effective date of acquisition and businesses sold are included up to the date of disposal.

The principal operating subsidiary undertakings are listed on pages 102 and 103.

US filing and corresponding amounts

The financial statements incorporate additional financial information which will be incorporated in the Company’s US Form 20-F filing requirements. The information disclosed in these financial statements includes three year profit and loss account and cash flow statement information.

Intangible fixed assets – goodwill

Businesses acquired have been dealt with in the consolidated accounts using acquisition accounting. Upon the acquisition of a business, the fair values that reflect the condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of the businesses acquired into alignment with those of the Group. Where the consideration paid exceeds the fair value of the net assets acquired, the difference is treated as goodwill.

Goodwill arising on acquisitions made on or after 27 September 1998 is capitalised and amortised on a straight line basis over its useful economic life, a period not exceeding 20 years. Previously all goodwill was written off against reserves in the period of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is determined after including the attributable amount of purchased goodwill previously written off to reserves.

Intangible fixed assets – trade marks and licences

Trade marks and licences are included at cost and amortised in annual equal instalments over a period which does not exceed 20 years.

Tangible fixed assets

Tangible fixed assets are shown at cost less depreciation. No depreciation is provided on freehold land. Depreciation of other fixed assets is calculated to write off their cost less residual values over their expected useful lives as follows:

Freehold and leasehold buildings	up to 50 years	(straight line)
Plant and equipment	2 to 20 years	(straight line/reducing balance)
Fixtures and motor vehicles	2 to 14 years	(straight line)

Impairment of fixed assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Value in use is based on the present value of the future cash flows relating to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (income generating units).

Impairment losses relating to tangible fixed assets are reversed where the recoverable amount increases because of a change in economic conditions or in the expected use of the asset.

Impairment losses in respect of intangible fixed assets are reversed where subsequent external events clearly and demonstrably reverse the effects of the event giving rise to the impairment in a way that was not foreseen in the original impairment calculation or where the intangible asset has a readily ascertainable market value and the market value has increased to an amount higher than the impaired carrying value.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. Cost includes all direct expenditure and an allocation of production overheads based on the normal level of activity.

Deferred taxation

Deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not. Deferred tax assets and liabilities have not been discounted.

Turnover

Turnover represents the amount charged to customers in respect of goods sold, services supplied and licence fees, exclusive of applicable sales taxes or equivalents but inclusive of excise duty.

Sales of goods are recognised when risks and rewards of ownership pass to the customer and when collectibility of the related receivables is reasonably assured.

Sales of services which include fees for distributing third party products are recognised in the accounting period in which the services are rendered. Licence fees are recognised on an accruals basis in accordance with the substance of the relevant agreements.

Foreign currencies

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction, or where forward foreign exchange contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies, where a contracted rate does not apply, are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

The profit and loss accounts of overseas subsidiaries are translated at the average rate of exchange ruling during the year. The balance sheets of the overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement in reserves and in the statement of total recognised gains and losses.

The Group’s significant overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings, to the extent that they finance those investments, are taken to reserves through the statement of total recognised gains and losses. Other exchange gains and losses are dealt with in the profit and loss account.

Interest

Interest payable and receivable is recognised in the profit and loss account on an accruals basis.

Derivative financial instruments

Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks and are not used for trading purposes. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted.

Interest differentials arising under interest rate swaps are taken to the profit and loss account on an accruals basis and included within interest payable or receivable. Any premiums or discounts received or paid are amortised over the lives of the instruments.

The principal amounts due to be exchanged at maturity under cross-currency swaps are revalued at the exchange rates ruling at the balance sheet date and included within borrowings.

Where forward foreign exchange contracts are used to hedge future transactions, gains and losses are not recognised until the transactions occur.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures, other than those on currency risks relating to monetary assets and liabilities.

Pension costs

The cost of providing pensions is charged to the profit and loss account over employees’ service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees to the extent that any resulting credit does not exceed the regular cost.

Leases

Rental costs in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Notes to the Accounts

1                 Segmental information

The Group is engaged in only one class of business; the manufacture, marketing and sale of tobacco products and tobacco related accessories.

The geographical analysis of turnover, duty in turnover, turnover excluding duty, operating profit and capital employed was as follows:

(In £’s million)	2004	2003	2002

Turnover

By destination
UK	4,776	4,568	4,486

Germany	2,478	2,765	1,139
Rest of Western Europe	1,556	1,635	1,190
Rest of the World	2,195	2,444	1,481
International	6,229	6,844	3,810
	11,005	11,412	8,296
By origin
UK	5,434	5,350	5,136

Germany	2,816	3,002	1,282
Rest of Western Europe	1,646	2,260	1,399
Rest of the World	2,088	2,070	1,264
International	6,550	7,332	3,945
To Group companies	(979)	(1,270)	(785)
	11,005	11,412	8,296

(In £’s million)	2004	2003	2002

Duty in turnover

By destination
UK	3,983	3,808	3,722

Germany	1,888	2,120	865
Rest of Western Europe	922	983	695
Rest of the World	1,180	1,301	795
International	3,990	4,404	2,355
	7,973	8,212	6,077

(In £’s million)	2004	2003	2002

Turnover excluding duty

By destination
UK	793	760	764

Germany	590	645	274
Rest of Western Europe	634	652	495
Rest of the World	1,015	1,143	686
International	2,239	2,440	1,455
	3,032	3,200	2,219

(In £’s million)	2004	2003	2002

Operating profit

By destination
UK	454	406	390

Germany	237	228	67
Rest of Western Europe	329	307	217
Rest of the World	198	194	115
International	764	729	399
Trading operations	1,218	1,135	789
Amortisation	(204)	(203)	(83)
Exceptional items	(129)	(51)	(103)
	885	881	603
By origin
UK	566	545	483

Germany	260	233	93
Rest of Western Europe	235	237	121
Rest of the World	157	120	92
International	652	590	306
Trading operations	1,218	1,135	789
Amortisation	(204)	(203)	(83)
Exceptional items	(129)	(51)	(103)
	885	881	603

(In £’s million)	2004	Restated (see note 19) 2003

Capital employed

By location (based on origin)
UK	247	191

Germany	(31)	64
Rest of Western Europe	77	119
Rest of the World	298	311
International	344	494
	591	685

Capital employed is reconciled to the consolidated balance sheet as follows:
Net assets	136	59
Intangible fixed assets	(3,547)	(3,807)
Taxation	161	148
Net debt	3,588	4,068
Dividend payable	253	217
	591	685

2                 Costs and overheads less other income

	(In £’s million)	2004	Restated (see note 4) 2003	2002

	Changes in stocks of finished goods and work in progress (excluding excise duty)	(8)	6	9
	Raw materials and consumables (excluding excise duty)	637	693	480
	Employment costs (note 4)	389	415	301
	Depreciation and amortisation	283	286	137
Operating lease charges	• plant and machinery	2	1	1
	• other assets	10	9	6
	Exceptional operating costs (note 3)	129	51	103
	Other operating charges	705	858	579
		2,147	2,319	1,616

(In £’s million)	2004	2003	2002

Other operating charges include:
Auditors’ fees and expenses (including Company: £81,000; 2003: £81,000; 2002: £81,000)	1.9	2.1	2.3
	1.9	2.1	2.3
Non-audit fees paid:
In the UK	1.5	1.7	4.3
Overseas	0.6	0.6	0.5
	2.1	2.3	4.8
	4.0	4.4	7.1

In accordance with best practice guidelines, issued in 2003, the following further disclosures are given:

	(In £’s million)	2004	2003	2002

	Audit fees:
	Statutory audit	1.9	2.1	2.3
	Audit related regulatory work	0.1	0.1	1.0
		2.0	2.2	3.3
	Non-audit fees paid:
	Audit related services	0.6	0.3	1.0

Tax services	• compliance	0.2	0.2	0.1
	• consultancy	1.2	1.7	2.7
		1.4	1.9	2.8
		4.0	4.4	7.1

3                 Exceptional items

Exceptional operating costs of £129m relate to the further restructuring of the business following the Reemtsma acquisition in 2002. These initiatives included the closure of certain factories in Central Europe, announced in January 2004, and salesforce reorganisations in Germany and Central Europe. In addition, exceptional costs include the agreed renegotiation of the Formula One contract due to legislative constraints.

Analysis of costs (in £’s million):

Employment related (mainly termination)	51
Fixed asset write offs and impairment	27
Other operating charges	51
129

The profit on disposal of fixed assets relates to the sale of land and buildings no longer required by the business.

The tax relief on exceptional items is disclosed in note 6.

In 2003 the exceptional operating costs of £51m comprised £42m in respect of the reorganisation of the Group, announced in September 2002, to integrate Reemtsma with the Group’s existing businesses, £5m in respect of the closure of the Meppel factory in The Netherlands and a further £4m to finalise the streamlining of the Group’s operations announced in October 2001. These costs related primarily to termination of employment.

In 2002 the exceptional operating costs of £103m comprised £9m in respect of the streamlining announced in October 2001 and £94m in respect of the reorganisation of the Group, following the Reemtsma acquisition. These costs related primarily to termination of employment.

The 2002 exceptional finance charge is explained in note 5.

4                 Directors and employees

(In £’s million)	2004	Restated 2003	2002

Employment costs
Wages and salaries	310	334	259
Social security costs	47	47	29
Pension costs	32	34	13
	389	415	301

Details of Directors’ emoluments and interests are provided within the remuneration report on pages 45 to 56. These disclosures form part of the financial statements. The highest paid Director during the year was Mr G Davis and details of his emoluments are shown on pages 49 to 56.

The figures for employment costs for 2003 have been restated to reflect the reclassification of £72m as other operating costs.

Average number of persons employed by the Group during the year

(Number)	2004	2003	2002

UK	2,674	2,821	2,791

Germany	2,806	3,096	1,514
Rest of Western Europe	1,433	1,739	1,650
Rest of the World	8,720	9,148	5,485
International	12,959	13,983	8,649
	15,633	16,804	11,440

The average number of employees in 2004 and 2003 include the full year impact of the 2002 acquisition of Reemtsma.

5                 Interest and other finance charges

(In £’s million)	2004	2003	2002

Interest payable
On bank loans and overdrafts	37	46	50
On other loans	191	212	118
	228	258	168
Interest receivable	(24)	(21)	(21)
Net interest	204	237	147
Exceptional finance charges	—	—	33
	204	237	180

During 2002 the Group negotiated new bank facilities in order to finance the acquisition of Reemtsma Cigarettenfabriken GmbH. This incurred one-off facility arrangement fees of £45m which were fully expensed in the period as exceptional finance charges, partially offset by a £12m foreign exchange gain resulting from hedging arrangements to exchange the sterling equity issuance into euros.

6                 Taxation

Analysis of charge in the year

(In £’s million)	2004	2003	2002

Current tax
UK Corporation tax at 30.0% (2003: 30.0%; 2002: 30.0%)	97	82	98
Adjustments to current tax in respect of prior years	6	12	(1)
	103	94	97
Overseas
Current	136	142	70
Total current tax	239	236	167
Deferred tax
Origination and reversal of timing differences	(1)	(4)	(27)
	(1)	(4)	(27)
Total tax charge	238	232	140

The tax charge includes tax relief on exceptional items of £33m (2003: £11m; 2002: £37m).

Factors affecting the current tax charge for the year

Pre-amortisation, the tax assessed for the year at 26.9% is lower than the standard higher rate of corporation tax in the UK (30.0%). Post-amortisation, the effective tax rate exceeded 30.0%. A reconciliation between the current tax charge at the standard UK rate and the actual current tax charge is shown below:

(In £’s million)	2004	2003	2002

Profit on ordinary activities before taxation	688	656	423
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30.0% (2003: 30.0%; 2002: 30.0%)	206	197	127
Effects of:
Expenses not deductible for tax purposes	7	8	1
Non-deductible goodwill	59	61	25
Lower tax rates on overseas earnings	(34)	(33)	(12)
Current deferred tax	1	4	27
Other	—	(1)	(1)
Total current tax	239	236	167

Factors that may affect future tax charges

No provision has been made for deferred tax on gains rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided is £6m and it is not envisaged that this tax will become payable in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates or joint ventures, as no dividends have been declared. The Group currently has no plans to remit dividends which would result in a material tax effect.

7                 Dividends on ordinary shares

(In £’s million)	2004	2003	2002

Interim 15.0p (2003: 12.0p; 2002: 10.0p)	109	87	62
Proposed final 35.0p (2003: 30.0p; 2002: 23.0p)	253	217	167
	362	304	229

8                 Earnings per share

(In pence)	2004	2003	2002

Earnings per share
Basic	61.4	58.1	41.0
Adjustment for amortisation and exceptional items	40.2	31.9	27.4
Adjusted	101.6	90.0	68.4
Diluted	61.2	57.9	40.8

(In £’s million)	2004	2003	2002

Earnings
Basic	445	421	272
Adjustment for amortisation and exceptional items	291	231	182
Adjusted	736	652	454

Adjusted earnings per share are calculated before tax-effected exceptional items of £89m (2003: £28m; 2002: £99m) (notes 3, 5 and 6), tax-effected amortisation of intangibles of £6m (2003, 2002: nil), and goodwill amortisation of £196m (2003: £203m; 2002: £83m), since the Directors consider that this provides a better comparison of underlying business performance.

There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

(Number)	2004	2003	2002

Weighted average number of shares outstanding during the year
Basic	724,263,415	724,328,162	663,380,317
Effect of share options	3,328,630	3,225,153	3,677,285
Diluted	727,592,045	727,553,315	667,057,602

9                 Intangible fixed assets

(In £’s million)	Trade marks, licences	Goodwill	Total

Cost
As at 1 October 2003	143	3,996	4,139
Exchange movements	(3)	(81)	(84)
Acquisitions (note 20)	—	23	23
As at 30 September 2004	140	3,938	4,078

Accumulated amortisation
As at 1 October 2003	38	294	332
Exchange movements	(1)	(4)	(5)
Charge for the year	8	196	204
As at 30 September 2004	45	486	531

Net book value
As at 30 September 2004	95	3,452	3,547
As at 30 September 2003	105	3,702	3,807

10          Tangible fixed assets

(In £’s million)	Land and buildings	Plant and machinery	Fixtures and motor vehicles	Total

Cost
As at 1 October 2003	261	697	127	1,085
Exchange movements	(11)	(17)	(4)	(32)
Acquisitions (note 20)	1	3	—	4
Additions	17	58	28	103
Disposals	(79)	(18)	(2)	(99)
As at 30 September 2004	189	723	149	1,061

Accumulated depreciation
As at 1 October 2003	36	282	53	371
Exchange movements	(3)	(9)	(3)	(15)
Charge for the year(1)	15	68	23	106
Disposals	(41)	(9)	(2)	(52)
As at 30 September 2004	7	332	71	410

Net book value
As at 30 September 2004	182	391	78	651
As at 30 September 2003	225	415	74	714

(1) Included within land and buildings and plant and machinery are £11m and £16m respectively of impairment charges relating to the write-down of tangible fixed assets to their recoverable amount. These amounts are included in the exceptional operating costs of £129m (see note 3).

Land and buildings at net book value:

(In £’s million)	2004	2003

Freehold	169	202
Long leasehold	12	19
Short leasehold	1	4
	182	225

11          Investments

(In £’s million)	2004	Restated (see note 19) 2003

Fixed asset investments
Balance at beginning of year	7	4
Additions	—	3
Balance at end of year	7	7

Fixed asset investments represent investments in associates.

(In £’s million)	2004	2003

Current asset investments
Short-term deposits	18	32
Other liquid assets	59	36
	77	68

12          Stocks

(In £’s million)	2004	2003

Raw materials	357	431
Work in progress	14	19
Finished stock	391	453
Other stock	102	106
	864	1,009

Other stock comprises mainly duty paid tax stamps.

It is generally recognised industry practice to classify leaf tobacco stocks as a current asset although part of such stock, because of the duration of the processing cycle, ordinarily would not be consumed within one year. Leaf tobacco held within raw material stocks at the balance sheet date will ordinarily be utilised within two years.

13          Debtors

(In £’s million)	2004	2003

Amounts falling due within one year
Trade debtors	898	858
Corporate taxes	46	33
Deferred tax	11	10
Other debtors and prepayments	64	100
	1,019	1,001
Amounts falling due after more than one year
Other debtors and prepayments	2	1
	1,021	1,002

14          Creditors

(In £’s million)	2004	2003

Amounts falling due within one year
Borrowings (note 15)	719	605
Trade creditors	125	154
Corporate taxes	167	141
Other taxes, duties and social security contributions	1,055	1,063
Deferred consideration	—	425
Other creditors	88	86
Accruals and deferred income	149	184
Proposed dividend	253	217
	2,556	2,875

(In £’s million)	2004	2003

Amounts falling due after more than one year
Borrowings (note 15)	3,208	3,427
Deferred consideration	58	57
Accruals and deferred income	1	1
	3,267	3,485

15          Borrowings and financial instruments

The Group operates a centralised treasury function that is responsible for the management of the financial risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit centre, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the Board. On a frequent basis, the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director and Director of Finance and Planning. The Group Treasurer reports on a regular basis to the Board, including provision of monthly treasury summaries and an annual review of strategy.

The following table analyses the Group’s financial liabilities at the balance sheet date:

(In £’s million)	2004	2003

Amounts falling due within one year
Bank loans and overdrafts	97	106
Other loans	622	499
	719	605

Amounts falling due after more than one year
Bank loans – between one and two years	110	2
Other loans – between one and two years	686	635
Bank loans – between two and five years	436	287
Other loans – between two and five years	1,397	1,748
Other loans – after five years	579	755
	3,208	3,427

Total borrowings	3,927	4,032

The Group has loans amounting to £8m (2003: £8m) which are secured by charges, mortgages or liens on certain fixed assets.

The loans maturing after five years are the £200m sterling bond (which matures in December 2018), and the £350m sterling bond (which matures in June 2012).

(i)            Interest rate risk profile of financial liabilities

The Group is exposed to fluctuations in interest rates on its borrowings and surplus cash. In order to manage interest rate risk, the Group maintains both fixed and floating rate debt and uses derivatives, including interest rate and cross-currency swaps, to vary the mix.

The following table analyses the currency and interest composition of the Group’s financial liabilities at the balance sheet date.

			Fixed rate financial liabilities
Currency	Total 2004	Floating rate financial liabilities 2004	Fixed rate financial liabilities 2004	Weighted average interest rate % 2004	Weighted average period for which rate is fixed Years 2004
(In £’s million)

Sterling	728	353	375	5.7	6.5
Euro	3,056	1,131	1,925	4.6	2.2
Australian dollar	114	58	56	5.0	0.9
US dollar	25	25	—	n/a	n/a
Other	4	—	4	8.8	2.1
	3,927	1,567	2,360	4.8	2.9

			Fixed rate financial liabilities
Currency	Total 2003	Floating rate financial liabilities 2003	Fixed rate financial liabilities 2003	Weighted average interest rate % 2003	Weighted average period for which rate is fixed Years 2003
(In £’s million)

Sterling	772	322	450	6.0	6.5
Euro	3,111	541	2,570	4.5	2.6
Australian dollar	114	56	58	5.0	1.9
US dollar	11	11	—	n/a	n/a
Other	24	8	16	10.2	2.1
	4,032	938	3,094	4.8	3.2

The floating rate financial liabilities comprise of bank borrowings and capital market issuance (post-derivatives). The majority of bank borrowings bear interest at rates fixed in advance for periods of one month by reference to LIBOR (in the case of sterling and Australian dollar borrowings) and EURIBOR (in the case of euro borrowings). The capital market issuance in place at the year end bears interest (post-interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the US dollar bond) and for three months by reference to EURIBOR (in the case of the sterling and euro bonds).

The figures shown in the tables above take into account various interest rate and currency swaps. Hence the US dollar denominated bond issued in 1999 is shown within the sterling balance, and the sterling bonds issued in 2002 and 2003 are shown in the euro balance. The fixed rate financial liabilities do not take into account forward start swaps, which may become effective after the balance sheet date.

(ii)        Currency risk disclosure

The Group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of transactions in foreign currencies. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cash flows. At the year end, £33.0m notional of forward foreign exchange deals were outstanding (2003: £47.7m).

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

	Net foreign currency monetary assets / (liabilities)
Functional currency of Group operation	Sterling 2004	Euro 2004	US dollars 2004	Australian dollars 2004	Other 2004	Total 2004
(In £’s million)

Sterling	—	876	(15)	(99)	10	772
Euro	22	—	20	8	—	50
Other	3	(38)	(52)	—	22	(65)
	25	838	(47)	(91)	32	757

	Net foreign currency monetary assets / (liabilities)
Functional currency of Group operation	Sterling 2003	Euro 2003	US dollars 2003	Australian dollars 2003	Other 2003	Total 2003
(In £’s million)

Sterling	—	918	5	(118)	17	822
Euro	640	—	19	12	2	673
Other	(1)	(32)	(33)	—	26	(40)
	639	886	(9)	(106)	45	1,455

The figures shown in the previous tables above take into account the effect of the currency swaps held as shown in the analysis on pages 79 and 80.

(iii)    Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities which are all available at a floating rate, as at 30 September 2004 in respect of which all conditions precedent have been met at that date, were as follows:

(In £’s million)	2004	2003

Expiring within one year	90	84
Expiring between one and two years	507	420
Expiring between two and five years	184	549
	781	1,053

In addition to the above committed facilities there are other uncommitted facilities available to the Group.

(iv)  Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the Group’s financial liabilities is set out below:

	Positive	Negative
	fair values	fair values	Fair value	Book value
(In £’s million)	2004	2004	2004	2004

Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	97	(98)	(1)	—
Currency swaps	3	(39)	(36)	—

	Positive	Negative
	fair values	fair values	Fair value	Book value
(In £’s million)	2003	2003	2003	2003

Derivative financial instruments held to manage the interest and currency profile
Interest rate swaps and similar instruments	154	(151)	3	—
Currency swaps	42	(32)	10	—

The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at the balance sheet date.

(v)    Detailed analysis of financial assets and financial liabilities

The following table shows the financial assets and financial liabilities held by the Group, their maturities and weighted average interest rates as at 30 September 2004:

		Maturity date and weighted average interest rate
(In £’s million unless otherwise indicated)		2005	(%)	2006	(%)	2007	(%)	2008	(%)	2009	(%)	Thereafter	(%)	Total	Fair value

Assets / (liabilities) (all at floating rates after cross-currency swaps before the effect of interest rate swaps)
Cash deposits	Sterling	52	3.7											52	52
	Euro	182	1.9											182	182
	Other	105	5.6											105	105
Total cash deposits		339												339	339
Weighted average receivable interest rate (%)			3.3											3.3
Short-term debt	Sterling	(39)	5.3											(39)	(39)
	Euro	(669)	3.3											(669)	(681)
	United States dollars	(11)	2.2											(11)	(11)
Total short-term debt		(719)												(719)	(731)
Long-term debt	Sterling							(318)	5.4	(371)	6.2			(689)	(728)
	Euro			(781)	3.3	(1,028)	3.6					(579)	3.6	(2,388)	(2,534)
	Australian dollars							(114)	5.9					(114)	(114)
	Other			(15)	2.7	(1)	8.6	(1)	9.3					(17)	(17)
Total long-term debt				(796)		(1,029)		(433)		(371)		(579)		(3,208)	(3,393)
Weighted average payable interest rate (%)			3.4		3.3		3.6		5.5		6.2		3.6	4.0

The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

Credit risks on the amounts due from counterparties, in relation to cash deposits and other financial instruments, are managed by limiting the aggregate amount of exposure to any one counterparty, based on their credit rating.

The following table shows the financial assets and financial liabilities held by the Group, their maturities and weighted average interest rates as at 30 September 2003:

		Maturity date and weighted average interest rate
(In £’s million unless otherwise indicated)		2004	(%)	2005	(%)	2006	(%)	2007	(%)	2008	(%)	Thereafter	(%)	Total	Fair value

Assets / (liabilities) (all at floating rates after cross-currency swaps before the effect of interest rate swaps)
Cash deposits	Sterling	102	3.6											102	102
	Euro	169	1.8											169	169
	Other	118	4.6											118	118
Total cash deposits		389												389	389
Weighted average receivable interest rate (%)			3.1											3.1
Short-term debt	Sterling	(157)	4.1											(157)	(159)
	Euro	(420)	2.9											(420)	(424)
	United States dollars	(11)	1.5											(11)	(11)
	Other	(17)	7.6											(17)	(17)
Total short-term debt		(605)												(605)	(611)
Long-term debt	Sterling									(246)	4.3	(369)	5.0	(615)	(664)
	Euro			(635)	3.2	(588)	3.1	(1,047)	3.4	(35)	2.8	(386)	3.4	(2,691)	(2,825)
	Australian dollars					(114)	5.0							(114)	(114)
	Other			(2)	8.7	(2)	8.6	(1)	8.6	(2)	9.3			(7)	(7)
Total long-term debt				(637)		(704)		(1,048)		(283)		(755)		(3,427)	(3,610)
Weighted average payable interest rate (%)			3.3		3.2		3.4		3.4		4.1		4.2	3.6

The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

(vi)    Hedges

An analysis of the unrecognised gains and losses on hedges at the year end is set out below:

	Gains	Losses	Gains	Losses
(In £’s million)	2004	2004	2003	2003

Unrecognised gains and losses on hedges at beginning of year	196	(183)	211	(116)
Gains and losses arising in previous years recognised in the year	(16)	12	(6)	4
Gains and losses arising before the start of the year not recognised in the year	180	(171)	205	(112)
Gains and losses arising in the year not recognised in the year	(80)	34	(9)	(71)
Unrecognised gains and losses on hedges at end of year	100	(137)	196	(183)
Of which:
Gains and losses expected to be recognised within one year	9	(10)	16	(12)
Gains and losses expected to be recognised after one year	91	(127)	180	(171)

(vii)   Derivative financial instruments

The following table sets out the derivative financial instruments held by the Group at 30 September 2004. The table presents the nominal value of such investments used to calculate the contractual payments under such contracts, analysed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on third party valuations at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

	Accounting year ending in												Fair
(In £’s million unless otherwise indicated)	2005		2006	2007		2008		2009		Thereafter		Total	value
Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount				70	(1)	160	(2)			170	(3)	400	(19)
Weighted average interest rate to pay (%)				6.0		5.8				5.4		5.7
Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	580		48	1,009		62		189		278	(4)	2,166	(79)
Weighted average interest rate to pay (%)	4.5		2.6	4.8		3.1		5.1		4.7		4.6
Interest rate swaps – pay variable, receive fixed:
Notional amount	515		686	1,030								2,231	97
Weighted average interest rate to receive (%)	5.6		6.1	6.1								6.0
Weighted average margin over EURIBOR to pay (%)	1.1		1.0	1.2								1.1
Caps purchased:
Notional amount			137									137	—
Weighted average strike price (%)			5.5									5.5
Australian dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	28		28									56	—
Weighted average interest rate to pay (%)	5.3		4.7									5.0
Currency swaps
Notional amount								370	(5)			370	(9)
US dollar interest rate to receive (%)								7.1				7.1
Sterling interest margin over LIBOR to pay (%)								1.3				1.3
Notional amount	100	(5)								550	(5)	650	(27)
Sterling interest rate to receive (%)	6.0									6.5		6.4
Interest margin over EURIBOR to pay (%)	1.0									1.2		1.2

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)                                  The following trade is included within this balance:

£20m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in March 2007.

(2)                                  The following trade is included within this balance:

£40m swap maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in July 2008.

(3)                                  The following trades are included within this balance:

£25m forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.

£50m swaps maturing in October 2006 at 5.5% with the counterparties option to extend for a further five years.

£35m swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled between January 2010 and April 2010.

£25m swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade and to double the notional amount to £50m in April 2006. This trade is not expected to be cancelled.

(4)                                  The following trades are included within this balance:

€100m forward start five-year swaps starting March 2007.

€250m forward start ten-year swaps starting March 2007.

(5)                                  Principal amounts under these cross-currency swaps are exchanged at the start and maturity of these trades.

The following table presents the derivative financial instruments held by the Group at 30 September 2003.

	Accounting year ending in											Fair
(In £’s million unless otherwise indicated)	2004		2005		2006		2007	2008	Thereafter		Total	value
Sterling interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	75						50	120	230	(1)	475	(36)
Weighted average interest rate to pay (%)	7.6						6.6	6.4	5.1		6.0
Interest rate swaps – pay variable, receive fixed:
Notional amount	80										80	2
Weighted average interest rate to receive (%)	7.4										7.4
Weighted average margin over LIBOR to pay (%)	0.8										0.8
Euro interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount	580	(2)	592		74	(3)	1,030	63	231		2,570	(115)
Weighted average interest rate to pay (%)	4.2		4.5		2.4		4.8	3.1	4.9		4.5
Interest rate swaps – pay variable, receive variable:
Notional amount	35	(4)									35	—
Interest rate swaps – pay variable, receive fixed:
Notional amount	280		526		701		1,051				2,558	152
Weighted average interest rate to receive (%)	5.6		5.6		6.1		6.1				5.9
Weighted average margin over EURIBOR to pay (%)	0.7		1.1		1.0		1.2				1.1
Caps purchased:
Notional amount	140				140						280	—
Weighted average strike price (%)	5.5				5.5						5.5
Australian dollar interest rate derivatives
Interest rate swaps – pay fixed, receive variable:
Notional amount			29		29						58	—
Weighted average interest rate to pay (%)			5.3		4.7						5.0
Currency swaps
Notional amount									370	(5)	370	40
US dollar interest rate to receive (%)									7.1		7.1
Sterling interest margin over LIBOR to pay (%)									1.3		1.3
Notional amount	60	(5)	100	(5)					350	(5)	510	(28)
Sterling interest rate to receive (%)	7.4		6.0						6.7		6.7
Interest margin over EURIBOR to pay (%)	0.9		1.0						1.3		1.2
Notional amount	114	(5),(6)									114	(2)

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

(1)                                  The following trades are included within this balance:

£25m forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.

£50m swaps maturing in October 2006 at 5.5% with the counterparties option to extend for a further five years.

£95m swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled between December 2008 and December 2030.

£25m swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be cancelled in January 2026.

(2)                                  Included within this balance is a €35m swap maturing in April 2006 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in June 2004.

(3)                                  Included within this balance is a €35m swap maturing in April 2006 where the counterparty has the option to cancel every three months throughout the life of the trade. This trade is expected to be cancelled in December 2005.

(4)                                  Margins (over EURIBOR in the case of interest receivable, and over average EURIBOR in the case of interest payable) are less than 0.04%.

(5)                                  Principal amounts under these cross-currency swaps are exchanged at the start and maturity of these trades.

(6)                                  Margins (over EURIBOR in the case of interest receivable, and over AUD bank bills in the case of interest payable) are less than 0.06%.

16   Provisions for liabilities and charges

	Reorganisation	Unfunded
	and	pension	Deferred
(In £’s million)	rationalisation	obligations	taxation	Other	Total

As at 1 October 2003	56	346	50	57	509
Exchange movements	(1)	(7)	1	(1)	(8)
Provided in the year	69	7	—	1	77
Utilised in the year	(72)	(6)	—	(30)	(108)
As at 30 September 2004	52	340	51	27	470

The reorganisation and rationalisation provision relates to the factory closures announced in January 2004, an ongoing capacity and infrastructure review, and a number of salesforce restructurings. The additional amounts provided in the year relate primarily to termination of employment.

Unfunded pension obligations relate to pension schemes in Germany. The Group’s main pension schemes are held in separately administered funds and are described in note 23.

The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided
(In £’s million)	2004	2003	2004	2003

Excess of capital allowances	72	78	—	—
Chargeable gains on property	1	3	6	6
Short-term timing differences	(22)	(31)	—	—
Deferred tax provision	51	50	6	6
Deferred tax asset (note 13)	11	10	11	4

Deferred tax assets of £11m as at 30 September 2004 (2003: £4m) have not been recognised due to the degree of uncertainty of the utilisation of the underlying tax losses in certain tax jurisdictions.

17   Called up share capital

(In £’s million)	2004	2003

Authorised
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

18   Share options

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

Date of grant	Date exercisable/ performance period	Option grant price	Number of shares		Lapsed or cancelled	Outstanding at 30 Sept 2004
			Granted	Exercised
		£

Sharesave options
UK:
12 June 1998	1/7/2001-31/12/2003	3.02	796,221	(665,329)	(130,892)	—
9 June 1999	1/8/2002-31/1/2005	4.59	599,862	(320,619)	(278,508)	735
5 June 2000	1/8/2003-31/1/2006	3.61	1,203,945	(773,738)	(89,352)	340,855
7 June 2001	1/8/2004-31/1/2007	4.83	758,286	(414,650)	(97,969)	245,667
31 May 2002	1/8/2005-31/1/2008	8.24	820,132	(25,888)	(117,929)	676,315
4 June 2003	1/8/2006-31/1/2009	8.22	638,919	(6,406)	(51,166)	581,347
26 May 2004	1/8/2007-31/1/2010	10.08	423,863	—	(4,338)	419,525
International:
France
16 June 2000	1/8/2003-31/1/2004	4.03	9,214	(7,388)	(1,826)	—
18 June 2001	1/8/2004-31/1/2005	5.22	3,676	(3,356)	(320)	—
18 June 2002	1/8/2005-31/1/2006	8.76	2,989	—	(524)	2,465
17 June 2003	1/8/2006-31/1/2007	8.57	25,906	—	(917)	24,989
4 June 2004	1/8/2007-31/1/2008	10.08	8,433	—	—	8,433
Ireland
5 June 2000	1/8/2003-31/1/2004	3.61	158,733	(136,388)	(22,345)	—
7 June 2001	1/8/2004-31/1/2005	4.83	9,564	(7,591)	(322)	1,651
4 June 2003	1/8/2006-31/1/2007	8.22	68,955	—	(2,687)	66,268
26 May 2004	1/8/2007-31/1/2008	10.08	10,115	—	(391)	9,724
Other
20 January 2000	1/3/2003-31/8/2003	4.44	57,067	(33,910)	(23,157)	—
16 June 2000	1/8/2003-31/1/2004	3.61	132,042	(89,604)	(42,438)	—
18 June 2001	1/8/2004-31/1/2005	4.83	51,148	(32,428)	(17,745)	975
18 June 2002	1/8/2005-31/1/2006	8.24	62,908	(1,052)	(15,034)	46,822
17 June 2003	1/8/2006-31/1/2007	8.22	544,718	(5,796)	(56,647)	482,275
4 June 2004	1/8/2007-31/1/2008	10.08	143,931	—	—	143,931

		(in US dollars)

US (1)
16 June 2000	1/8/2003-31/1/2004	5.47	6,076	(4,804)	(1,272)	—
18 June 2001	1/8/2004-31/1/2005	6.96	1,266	(830)	(436)	—
18 June 2002	1/8/2005-31/1/2006	12.34	1,866	—	(306)	1,560
17 June 2003	1/8/2006-31/1/2007	12.14	7,028	—	—	7,028
4 June 2004	1/8/2007-31/1/2008	17.92	2,580	—	—	2,580
			6,549,443	(2,529,777)	(956,521)	3,063,145

(1) Granted as American Depositary Shares each representing two ordinary shares.

Conditional awards
Share Matching Scheme	See details opposite
29 January 2001		673,244	(601,129)	(72,115)	—
29 January 2002		650,767	(54,707)	(75,107)	520,953
12 August 2002 – Centenary Scheme		231,941	(7,116)	(25,608)	199,217
29 January 2003		762,883	(20,593)	(61,023)	681,267
29 January 2004		999,733	(1,517)	(17,377)	980,839
		3,318,568	(685,062)	(251,230)	2,382,276

Long-Term Incentive Plan
27 November 2000	Nov 2000-Nov 2003	394,625	(346,750)	(47,875)	—
26 November 2001	Nov 2001-Nov 2004	384,376	(23,398)	(51,015)	309,963
26 November 2002	Nov 2002-Nov 2005	474,547	(14,265)	(53,191)	407,091
17 November 2003	Nov 2003-Nov 2006	481,180	(947)	(9,011)	471,222
		1,734,728	(385,360)	(161,092)	1,188,276
Total options/awards		11,602,739	(3,600,199)	(1,368,843)	6,633,697

UK Sharesave Scheme

Under the terms of the Imperial Tobacco Group PLC Sharesave Scheme the Board may offer options to purchase ordinary shares in the Company to UK employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is up to 20% less than the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to the invitation. The options may normally be exercised during the period of six months after the expiry of the SAYE contract, either three or five years after entering the Scheme.

International Sharesave Plan

Under the Plan the Board may offer options to purchase ordinary shares or American Depositary Shares (ADSs) in the Company to non-UK employees who enter into a savings contract. The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation. In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day. Options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan.

Long-Term Incentive Plan

In respect of the November 2000 – November 2003 award, based on the earnings per share, 100% of the award vested in full on 27 November 2003.

In respect of the November 2001 – November 2004 award, based on the earnings per share to the end of the financial year, 100% of the award will vest on 26 November 2004.

Share Matching Scheme

The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. There was an initiative in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the Company and its wholly-owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trusts. Provided these shares are left in the Trusts, the lodged shares will be matched on a sliding scale from 20% for one year’s retention to a maximum of 100% if they are retained for five years.

For Executive Directors and selected management, individuals may elect to invest any proportion up to a maximum of 100% of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the Group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses is 1:1 to encourage Directors and managers to build a meaningful shareholding in the Group.

Employee Share Ownership Trusts (ESOTs)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. At 30 September 2004, the Trusts held 4.1m (2003: 5.5m) ordinary shares, with a nominal value of £407,333, all acquired in the open market at a cost of £37.2m (2003: £49.1m). These were financed by a gift of £1.7m and an interest free loan of £35.5m. None of the ESOT shares has been allocated to employees or Directors as at 30 September 2004. All finance costs and administration expenses connected with the ESOTs are charged to the profit and loss account as they accrue. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

19          Reserves

(In £’s million)	Share premium account	Profit and loss account

As at 28 September 2002 as previously stated	964	(1,129)
Prior year adjustments (see below)	—	(19)

As at 28 September 2002 as restated	964	(1,148)
Profit for the year	—	117
Prior year adjustments (see below)	—	(17)
Goodwill exchange movements	—	(83)
Other net exchange movements	—	101
Taxation credit on borrowings hedging overseas equity investments	—	33

As at 30 September 2003 as restated	964	(997)
Profit for the year	—	83
Credit in respect of employee share schemes	—	9
Goodwill exchange movements	—	17
Other net exchange movements	—	(31)

As at 30 September 2004	964	(919)

The cumulative amount of goodwill written off against the Group’s reserves, net of goodwill relating to undertakings disposed of, is £2,420m (2003: £2,437m).

Included in other net exchange movements are exchange gains of £83m (2003: losses £338m) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

Own shares

Included in the profit and loss account reserve are investments in Imperial Tobacco Group PLC own shares held by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18). The book value and market value of the shares at 30 September 2004 was £32m (2003: £36m) and £49m (2003: £54m).

Prior year adjustments for UITF 17 and UITF 38

The balance sheet at 30 September 2003 has been restated following the adoption of UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” as issued by the Accounting Standards Board (ASB).

The Group policy for accounting and presentation of share schemes was changed during the year ended 30 September 2004 to comply with UITF Abstract 17 (Revised 2003) “Employee Share Schemes” and UITF Abstract 38 “Accounting for ESOP Trusts” (see accounting policies).

The impact was to reduce fixed asset investments by £36m at 30 September 2003, and increase the deficit in the profit and loss account reserve by a corresponding amount.

The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from “Capital expenditure and financial investment” to “Financing”.

The consolidated profit and loss accounts for the years ended 30 September 2003 and 28 September 2002 have not been restated as the effect in any one period is not material. The impact of the change in accounting policy in the year to 30 September 2004 on Group profit after tax is not material.

20         Acquisitions

During the year the Group acquired interests in a number of small businesses, including the business and assets of CTC Tube Company of Canada, together with the purchase of minority interests in some existing subsidiary companies.

The fair and book value of the net assets acquired were £6m, giving rise to goodwill of £23m.

2002 acquisition – Reemtsma. During 2002 the Group acquired a 90.01% interest in Reemtsma Cigarettenfabriken GmbH and entered into an Option Agreement enabling the acquisition of the outstanding 9.99%. The Group also entered into a Profit Pooling Agreement whereby the holders of the outstanding 9.99% surrendered their interests in the equity and results of Reemtsma in exchange for a fixed return. As a result the Group consolidated 100% of the results and net assets of Reemtsma and reflected a liability to the holders of the 9.99%.

During the year deferred consideration of £418m (€607m) was paid relating to the purchase of the remaining 9.99%.

21         Commitments

Capital commitments

(In £’s million)	2004	2003

Contracted but not provided for	12	7

Operating lease annual commitments

(In £’s million)	Land and buildings 2004	Other 2004	Land and buildings 2003	Other 2003

Leases expiring
Within one year	1	2	1	1
Between one and five years	4	2	1	2
After five years	3	—	4	1

22         Legal proceedings

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the Group’s lawyers, the Group has meritorious defences to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the Group.

23         Pensions

The Group operates pension schemes in the UK and overseas, principally those operated by Imperial Tobacco Limited, John Player & Sons Limited, Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and Badische Tabakmanufaktur Roth-Händle GmbH (BTM). The main schemes are of the defined benefit type and the assets are held in trustee administered funds, apart from the German schemes which are unfunded.

The principal Group scheme, covering UK employees, is the Imperial Tobacco Pension Fund (‘the Scheme’). An actuarial valuation of the Scheme was made at 31 March 2001. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rate of investment return earned on the Scheme’s existing assets and the rates of increase in pay and pensions. It was assumed that the future investment returns relative to market values at the valuation date would be 5% per annum and that pay and pension increases would average 4.25% and 2.5% per annum respectively. The assets were brought into account at their market value.

At 31 March 2001, the market value of the assets of the Scheme was £2,439m. The total assets were sufficient to cover 111% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. Group contributions to the Scheme remain suspended having regard to the surplus disclosed in this valuation.

There was no pension cost to disclose in respect of the Scheme for the year ended 30 September 2004. The pension cost has been assessed in accordance with the advice of Watson Wyatt LLP, actuaries and consultants, using the projected unit method. There were no outstanding or prepaid contributions at the balance sheet date.

Since the date of the last formal valuation of the Scheme, stock markets have fallen significantly and the market value of the assets of the Scheme has been affected by these developments. The liabilities of the Scheme are valued using a discount rate which reflects the market levels at the date of the valuation. Hence, the fall in the market value of the Scheme’s assets does not, in itself, change the estimate of the cost of providing the pension benefits promised based on the methodology adopted for calculating the cost. The cost will be reassessed next year following the publication of the results of the formal valuation as at 31 March 2004.

Actuarial valuations of the pension liabilities of the Reemtsma Holding GmbH & Co. KG, Reemtsma Cigarettenfabriken GmbH and BTM pension schemes were undertaken at 30 September 2003 and 30 September 2004. These quantified unfunded past service liabilities of £337m at 30 September 2003 and £324m at 30 September 2004, which have been recognised in the accounts, together with the other German unfunded schemes. The assumptions which had the most significant effect when valuing the Scheme’s liabilities were those relating to the rates of increase in pay and pensions. These were 2.9% for the increase in pay and 1.6% for the increase in pensions.

The pension cost relating to other overseas schemes is calculated in accordance with local accounting principles. The pension cost for foreign schemes in the year was £32m (2003: £34m).

FRS 17 disclosures for the year to 30 September 2004

The Group has continued to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 “Retirement benefits”, which was to be mandatory for the Group for the year ended September 2003, has been deferred by the Accounting Standards Board until accounting periods commencing on or after 1 January 2005. However, the following transitional disclosures are still required.

The results of the most recent available actuarial valuations for the principal Group schemes have been updated to 30 September 2004 by Watson Wyatt LLP, actuaries and consultants.

The main financial assumptions used in the valuation of the Schemes’ liabilities under FRS 17 are:

	At 30 September 2004	At 30 September 2003	At 28 September 2002
	% p.a.	% p.a.	% p.a.

Inflation	2.9	2.6	2.3
Rate of increase in salaries	2.9 to 4.7	2.8 to 4.4	3.0 to 4.1
Rate of increase of pensions in payment	1.6 to 2.9	1.5 to 2.6	2.0 to 2.4
Discount rate	4.5 to 5.6	4.2 to 5.5	4.5 to 5.8

The scheme assets and the expected rate of return were:

	Expected rate of return	At 30 September 2004 Fair value	Expected rate of return	At 30 September 2003 Fair value	Expected rate of return	At 28 September 2002 Fair value
	% p.a.	(In £’s million)	% p.a.	(In £’s million)	% p.a.	(In £’s million)

Equities	6.3 to 8.2	1,425	6.9 to 8.3	1,365	6.3 to 8.8	1,199
Bonds	3.3 to 5.0	654	2.9 to 5.6	614	4.0 to 6.5	623
Others	3.9 to 7.4	348	3.8 to 7.1	308	5.0 to 7.0	299

		2,427		2,287		2,121

The following amounts at 30 September 2004 were measured in accordance with the requirements of FRS 17:

(In £’s million)	At 30 September 2004	At 30 September 2003

Fair value of scheme assets	2,427	2,287
Actuarial value of scheme liabilities	(2,719)	(2,693)

Assets less liabilities	(292)	(406)
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(1)	(1)

Pension liability under FRS 17	(293)	(407)
Related deferred tax asset	122	157

Net pension liability under FRS 17	(171)	(250)

Net pension liability recognised in net assets	(204)	(208)
Net pension asset/(liability) not recognised in net assets	33	(42)

The valuation identified overall liabilities of £293m (2003: £407m) which comprised £83m (2003: £1m) in respect of schemes with a surplus, less £376m (2003: £408m) in respect of schemes with a deficit.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss account at

30 September 2004 would be as follows:

(In £’s million)	At 30 September 2004	Restated (see note 19) At 30 September 2003

Net assets as reported	136	95
Prior year adjustments (see note 19)	—	(36)

Net assets as restated	136	59
Add back: unfunded pension provision included in net assets	340	346
Less: recognised deferred tax asset	(136)	(138)
Net pension liability under FRS 17	(171)	(250)

Total FRS 17 pension adjustment	33	(42)

Net assets including net pension liability under FRS 17	169	17

Profit and loss account as reported	(919)	(961)
Prior year adjustments (see note 19)	—	(36)

Profit and loss account as restated	(919)	(997)
Total FRS 17 pension adjustment	33	(42)

Profit and loss account including total FRS 17 pension adjustment	(886)	(1,039)

The following amounts would have been recognised in the performance statements in the year to 30 September 2004 under the requirements of FRS 17:

(In £’s million)	2004	2003

Operating profit:
Current service cost	(37)	(35)
Past service cost	(4)	(3)
Curtailment loss	(11)	(11)

Total operating charge	(52)	(49)

Other finance income:
Expected return on pension scheme assets	157	141
Interest on pension scheme liabilities	(142)	(133)

Net return	15	8

Net impact on profit and loss before taxation under FRS 17	(37)	(41)

Pension cost currently recognised in the profit and loss before taxation	(32)	(34)
Pension cost currently not recognised in the profit and loss before taxation	(5)	(7)

Statement of total recognised gains and losses (STRGL):
Actual return less expected return on pension scheme assets	109	124
Experience gain/(loss) arising on the scheme liabilities	66	(66)
Loss on changes in assumptions underlying the present value of the scheme liabilities	(61)	(144)
Currency gain/(loss)	7	(35)

Actuarial loss recognised in STRGL under FRS 17	121	(121)

Movement in deficit during the year:
Deficit in schemes at beginning of year	(407)	(269)
Contributions	30	24
Current service cost	(37)	(35)
Past service cost	(4)	(3)
Curtailment loss	(11)	(11)
Other finance income	15	8
Actuarial gain/(loss)	114	(86)
Currency gain/(loss)	7	(35)

Deficit in schemes at end of year under FRS 17	(293)	(407)

Pension provision recognised in net assets	(340)	(346)
Surplus/(deficit) in schemes at end of year not recognised in net assets	47	(61)

The details of experience gains and losses under FRS 17 for the year to 30 September 2004 are as follows:

	2004	2003	2002

Difference between the expected and actual return on scheme assets:
Amount (£’s million)	109	124	(282)
Percentage of scheme assets	4.5%	5.4%	-13.3%

Experience gain/(loss) on scheme liabilities:
Amount (£’s million)	66	(66)	15
Percentage of the present value of the scheme liabilities	2.4%	-2.5%	0.6%

Total amount recognised in statement of total recognised gains and losses:
Amount (£’s million)	121	(121)	(334)
Percentage of the present value of the scheme liabilities	4.5%	-4.5%	-14.0%

24   Reconciliation of operating profit to net cash flow from operating activities

(In £’s million)	2004	2003	2002

Operating profit	885	881	603
Depreciation and amortisation	310	286	137
(Decrease)/increase in provisions for liabilities and charges	(33)	(69)	78

Decrease in stocks	121	62	11
Increase in debtors	(18)	(233)	(50)
(Decrease)/increase in creditors	(24)	(125)	45

Working capital cash inflow/(outflow)	79	(296)	6

Net cash inflow from operating activities	1,241	802	824

25   Reconciliation of net cash flow to movement in net debt

(In £’s million)	2004	2003	2002

(Decrease)/increase in cash in the year	(55)	(19)	113
Cash outflow/(inflow) from decrease/(increase) in debt	19	86	(1,798)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	8	(58)	(233)

Change in net debt resulting from cash flows	(28)	9	(1,918)
Currency and other movements	90	(382)	(35)
Current asset investments acquired with subsidiary	—	—	199
Loans acquired with subsidiary	—	—	(20)
Deferred consideration	418	—	(381)

Movement in net debt in the year	480	(373)	(2,155)
Opening net debt	(4,068)	(3,695)	(1,540)

Closing net debt	(3,588)	(4,068)	(3,695)

26   Analysis of net debt

(In £’s million)	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total

As at 28 September 2002	312	112	(93)	(3,645)	(381)	(3,695)
Cash flow	(19)	(58)	(501)	587	—	9
Exchange movements	28	14	(11)	(369)	(44)	(382)

As at 30 September 2003	321	68	(605)	(3,427)	(425)	(4,068)
Cash flow	(55)	8	(146)	165	—	(28)
Exchange movements	(4)	1	32	54	7	90
Deferred consideration	—	—	—	—	418	418

As at 30 September 2004	262	77	(719)	(3,208)	—	(3,588)

The deferred consideration paid during the year relates to the purchase of the final 9.99% of Reemtsma, for £418m (€607m). The minority arrangements were such that the deferred consideration had been reflected in net debt from acquisition in May 2002 (see note 20) and therefore the effect of the payment was to replace the deferred consideration with bank borrowings.

27   Reconciliation of movements in shareholders’ funds

(In £’s million)	2004	Restated (see note 19) 2003

Profit attributable to shareholders	445	421
Dividends	(362)	(304)

Retained profit for the year	83	117
Credit/(debit) in respect of employee share schemes	9	(17)
Exchange movements on goodwill previously written off	17	(83)
Other net exchange movements	(31)	101
Taxation credit on borrowings hedging overseas equity investments	—	33

Net addition to shareholders’ funds	78	151
Opening shareholders’ funds (originally £76m and £(92)m before prior year adjustments of £(36)m and £(19)m) (see note 19)	40	(111)

Closing shareholders’ funds	118	40

28   Equity minority interests

(In £’s million)	2004	2003

Balance at beginning of year	19	17
Exchange movements	(3)	2
Dividends declared	(3)	(3)
Share of profit	5	3

Balance at end of year	18	19

29          Adoption of International Financial Reporting Standards

Following a regulation issued by the Council of the European Union, all European companies listed in a European Securities market will be required to adopt EU endorsed International Financial Reporting Standards (“IFRSs”) and International Accounting Standards (“IASs”) as issued by the International Accounting Standards Board (“IASB”) in the preparation of financial statements from 2005 onwards. This means the Group will prepare its first financial statements in accordance with IFRS for the year ended 30 September 2006. The adoption of these Standards will lead to some changes in the Group’s accounting policies, results and the presentation of the financial statements.

Uncertainty still exists about the number of comparative years of financial statements the Group will be required to present to comply with US requirements. Usually these require two years of comparative information for the profit and loss account and cash flow statement. On 12 March 2004, the Securities and Exchange Commission published proposals whereby foreign registrants adopting IFRS for the first time would only be required to provide one year of comparative information instead of two. If the proposals are approved, the opening balance sheet for the Group will be as at 1 October 2004.

Uncertainty also exists regarding the final Standards which will be applicable on transition, particularly in respect of IAS 39 “Financial Instruments : Recognition and Measurement”, and IAS19 “Employee benefits”.

Management of transition to IFRS

The Group has established a formal project team to manage the transition to IFRS reporting. The project is monitored by a steering committee and regular updates are provided to the Board and Audit Committee.

The project consists of three phases: scoping, evaluation and implementation.

Scoping

The scoping of the project was complete by March 2004 and delivered a high-level review of potential differences to existing accounting policies and disclosures, together with a view as to required system and business process changes.

Evaluation

The evaluation phase was well advanced at 30 September 2004 in delivering an analysis of IFRS permitted accounting policy alternatives, specification of changes required to accounting policies, systems and business processes, as well as the development of draft financial statements. The Group will continue to evaluate the impact of IFRSs up to actual implementation.

Implementation

The implementation phase has been started. It includes training for the Group’s finance staff, formal approval of the changes to accounting policies, as well as effecting the changes to systems and business processes. This phase is expected to be completed by June 2005.

Key differences between UK GAAP and IFRS

Based on the Group’s initial assessment, we believe that the major impacts on net profit and shareholders’ funds will be in the following areas. The summary should not be taken as a comprehensive or complete list of the impacts that the adoption of IFRS may have on the Group’s financial statements. Other significant differences may arise as a result of the continuing detailed assessment and uncertainties relating to standards that have not yet been finalised or approved by the EU. In addition, the IASB may issue new or revised standards, which will either be mandatory for the Group’s 2006 financial statements or which the Group could adopt early.

Financial instruments

Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks. Under UK GAAP, these are not recognised on the balance sheet. Under IAS 39 “Financial Instruments : Recognition and Measurement”, all derivative financial instruments must be recognised on the balance sheet at fair value, with changes in the fair value being recognised in the profit and loss account. Hedge accounting permissibility is much more restricted under IAS 39 than at present under UK GAAP – specific designation and effectiveness criteria must be satisfied. Where hedge accounting is achieved, the profit and loss account impact of changes in fair value may be postponed and matched to the profit and loss impact of the underlying hedged exposure.

The Group has and continues to hedge underlying exposures in an efficient, commercial and structured manner. However, the strict requirements under IAS 39 may lead to some hedge positions which are commercially effective not being effective for accounting purposes. At this stage, the Group does not see a need to change how it currently hedges those underlying exposures and is currently reviewing the degree of hedge effectiveness for accounting purposes.

Post employment benefits

Under UK GAAP, the Group accounts for its pension costs under SSAP 24 “Accounting for Pension Costs”. The Group also reports the transitional disclosures required by FRS 17 “Retirement Benefits” in note 23. FRS 17 and IAS 19 are similar in their rules regarding measurement and disclosure of retirement benefits, but there are significant differences in the recognition of actuarial gains and losses and the presentation of items in the financial statements.

Both standards require that defined benefit scheme assets and liabilities are valued at each balance sheet date to produce an asset or liability for recognition on the balance sheet. All of the items recognised in the profit and loss account under FRS 17 are treated in a similar way under IAS 19. However, actuarial gains and losses that are recognised immediately in the statement of total recognised gains and losses under FRS 17 are instead recognised in the profit and loss account under IAS 19, usually over a period representing the expected average remaining working lives of employees participating in the scheme. Any deferred actuarial gains and losses are carried on the balance sheet as part of the net pension asset or liability.

The recognised asset or liability will be subject to changes in value that may be more volatile than that currently recognised under SSAP 24. This volatility can be recognised through direct recognition in the profit and loss account or through the “corridor” approach described above. The option to recognise directly in equity is currently in exposure draft form.

Intangible fixed assets - goodwill

Under UK GAAP, the Group amortises goodwill on a straight line basis over its useful economic life, a period not exceeding 20 years. Under IFRS 3 “Business Combinations”, goodwill will no longer be amortised, but instead will be subject to an annual impairment test. Goodwill deemed to be impaired will be written down to its implied value. This will remove the amortisation charge from the profit and loss account, although if any impairment losses are indicated, they would be recorded in the profit and loss account.

Intangible fixed assets - other

IAS 38 “Intangible assets” provides more detailed guidance on intangible assets than UK GAAP requiring the Group to recognise, capitalise and amortise other intangibles on the balance sheet providing they meet certain criteria.

Proposed dividends

Under current UK GAAP, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 “Events after the Balance Sheet Date”, the dividend cost will be accounted for in the period in which they are declared and approved.

Share based payments

Under current UK GAAP, the Group recognises a charge in the profit and loss account for its share option schemes based on the difference between the exercise price of the award and the share price at the date of grant (the intrinsic value). Under IFRS 2 “Share based payments”, the Group is required to measure the cost of all options granted since November 2002 based on the fair value of the awards calculated at grant date using an option price model. This will change the profit and loss charge to the Group, although we do not anticipate a material difference.

30          Summary of differences between UK and US generally accepted accounting principles (“GAAP”)

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). Such principles differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). A summary of principal differences and additional disclosures applicable to the Group is set out below.

(In £’s million)	Explanation reference		2004	2003	2002

Profit attributable to shareholders under UK GAAP			445	421	272
US GAAP adjustments:
Pensions	(i	)	3	2	13
Amortisation of goodwill	(ii	)	196	194	48
Amortisation of brands/trade marks/licences	(ii	)	(99)	(102)	(38)
Deferred taxation	(iii	)	57	57	16
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(50)	(82)	(10)
Employee share schemes (charge)/credit to the profit and loss account	(vi	)	(9)	6	(4)
Acquisitions inventory step-up	(ii	)	—	—	(42)
Restructuring costs on acquisition	(ii	)	—	—	44

Net income under US GAAP			543	496	299

(In pence)	Explanation reference		2004	2003	2002

Amounts in accordance with US GAAP
Basic net income per ordinary share	(vii	)	75.0	68.5	45.1
Basic net income per ADS	(vii	)	150.0	137.0	90.2
Diluted net income per ordinary share	(vii	)	74.6	68.2	44.8

Diluted net income per ADS	(vii	)	149.2	136.4	89.6

(In £’s million)	Explanation reference		2004	Restated (see note 19) 2003

Equity shareholders’ funds under UK GAAP			118	76
Prior year adjustments (see note 19)			—	(36)

Equity shareholders’ funds under UK GAAP as restated			118	40
US GAAP adjustments:
Pensions	(i	)	343	345
Goodwill, less accumulated amortisation of £(386)m (2003: £(190)m)	(ii	)	(839)	(1,060)
Brands/trade marks/licences, less accumulated amortisation of £261m (2003: £162m)	(ii	)	2,762	2,921
Deferred taxation	(iii	)	(932)	(1,008)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(37)	13
Proposed dividend	(v	)	253	217
Employee share schemes	(vi	)	(9)	(1)

Shareholders’ funds under US GAAP			1,659	1,467

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(i)            Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Group contributions to the Imperial Tobacco Pension Fund (‘the Scheme’) are suspended as a result of the surplus disclosed in note 23. Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet for the UK and Irish pension schemes. A pension liability and related pension expense is recognised for the German unfunded pension schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87. Under SFAS 87, a pension asset representing the excess of Scheme assets over benefit obligations has been recognised in the balance sheet.

(ii)        Business combinations

Both UK and US GAAP require the purchase consideration relating to a business combination to be allocated to the net assets acquired at their fair value on the date of acquisition.

Intangible assets

Under UK GAAP fair values are assigned to identifiable intangible assets only if the identifiable intangibles are capable of being disposed of or settled separately, without disposing of a business of the entity.

Under US GAAP, identifiable assets are separately valued and amortised over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights, which are being amortised over periods between 25 to 30 years.

Inventory step-up

On acquisition under UK GAAP, the fair value of inventory is generally represented by the acquired companies’ current cost of reproducing that inventory. Under US GAAP the fair value of inventory acquired represents the expected future selling price less any further costs to be incurred to sale, and a selling margin.

Restructuring costs

On acquisition under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment, if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

Under US GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance sheet, if the following criteria as set out in EITF 95-3 are met:

•                  As of the consummation date of the acquisition, the Company begins to assess and formulate a plan to restructure the acquired company, and that plan is completed and approved within one year from the date of acquisition; and

•                  The plan specifically identifies all significant actions to be taken to complete the plan and actions required by the plan will begin as soon as possible after the plan is finalised.

Goodwill amortisation

Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

The Company adopted SFAS 142, “Goodwill and Other Intangible Assets” with effect from 1 July 2001 and accordingly goodwill arising on acquisitions after this date are not amortised. For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life. From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The Company completed an annual impairment review under SFAS 142 at 30 September 2004 and no impairment of goodwill was indicated. A reconciliation of previously reported net income under US GAAP and income per share to the amounts adjusted for the exclusion of goodwill amortisation is presented below. Income per ordinary share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average ordinary shares outstanding for all periods presented.

(In £’s million)	2004	2003	2002

Net income under US GAAP	543	496	299
Adjustment for net goodwill amortisation	—	—	27
Adjusted	543	496	326

(In pence)	2004	2003	2002

Basic net income per ordinary share	75.0	68.5	45.1
Adjustment for net goodwill amortisation	—	—	4.1
Adjusted	75.0	68.5	49.2

(In pence)

Diluted net income per ordinary share	74.6	68.2	44.8
Adjustment for net goodwill amortisation	—	—	4.0
Adjusted	74.6	68.2	48.8

(iii)    Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv)    Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)      Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year’s earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi)    Employee share schemes

Under UK GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(vii)    Net income per share

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with SFAS 128.

(In £’s million)	2004		2003		2002

Numerator:
Numerator for basic and diluted net income per ordinary share	543		496		299
Denominator (number of shares):
Denominator for basic net income per ordinary share	724,263,415		724,328,162		663,380,317
Effect of Common Stock Equivalents (number of shares):
Employees share options	3,328,630		3,225,153		3,677,285
Denominator for diluted net income per ordinary share	727,592,045		727,553,315		667,057,602
Basic net income per ordinary share	75.0	p	68.5	p	45.1	p
Diluted net income per ordinary share	74.6	p	68.2	p	44.8	p
Basic net income per ADS	150.0	p	137.0	p	90.2	p
Diluted net income per ADS	149.2	p	136.4	p	89.6	p

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

(viii) US GAAP equity roll forward

Shareholders’ equity roll forward prepared in accordance with US GAAP is as follows:

(In £’s million)	2004	Restated (see note 19) 2003

Balance at beginning of year	1,467	1,105
Net income	543	496
Dividends	(326)	(254)
ESOT shares	9	(20)
Net exchange movements	(34)	140
Balance at end of year	1,659	1,467

(ix)           Cash flow statements

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1 (revised) and present substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

A summary of the Group’s cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below. For the purposes of this summary, the Group considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(In £’s million)	2004	2003	2002

Net cash provided by operating activities	793	411	511
Net cash used in investing activities	(495)	(108)	(3,023)
Net cash (used in)/provided by financing activities	(345)	(380)	2,591
Net (decrease)/increase in cash and cash equivalents	(47)	(77)	79
Effect of exchange rate changes on cash and cash equivalents	(3)	42	4
Cash and cash equivalents at beginning of year	389	424	341
Cash and cash equivalents at end of year	339	389	424
Cash and cash equivalents at end of year are:
Cash at bank and in hand	262	321	312
Current asset investments	77	68	112

(x)          Impact of new accounting standards

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). In December 2003, FIN 46 was revised (FIN 46R) to clarify some of the provisions of FIN 46 and exempt certain entities from its requirements. Application of FIN 46R is required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after 15 December 2003. Application by public entities for all other types of variable interest entities is required in financial statements for periods ending after 15 March 2004. The adoption of FIN 46R did not result in a material impact to the Group’s balance sheet or income statement.

In March 2004, the Emerging Issues Task Force (EITF) of the FASB issued EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share” (EITF 03-6). This issue addressed changes in the reporting calculation and requirements of earnings per share, providing the method to be used when a company has granted, holders of any form of security, rights to participate in the earnings of the Company along with the participation rights of common stockholders. The Group has reviewed the contractual rights granted for stock options and concluded that EITF 03-6 does not affect the reporting and disclosure requirements.

(xi)      Current asset classification

As disclosed in note 13, £2m and £1m of debtors included within current assets in the UK GAAP balance sheet as at 30 September 2004 and 2003 respectively are due after more than 12 months and would be included as long term assets in the US GAAP balance sheet.

Imperial Tobacco Group PLC

Balance Sheet

at 30 September 2004

(In £’s million)	Notes		2004	2003

Tangible fixed assets
Investments	(i	)	1,035	1,035
Current assets
Debtors	(ii	)	1,245	491
Cash			14	—
			1,259	491
Creditors: amounts falling due within one year	(iii	)	(380)	(345)
Net current assets			879	146
Total assets less current liabilities			1,914	1,181
Net assets			1,914	1,181

Capital and reserves
Called up share capital	(iv	)	73	73
Share premium account	(v	)	964	964
Profit and loss account	(v	)	877	144
Equity shareholders’ funds			1,914	1,181

/s/ Derek Bonham	/s/ Robert Dyrbus
DEREK BONHAM	ROBERT DYRBUS
Chairman	Director

Notes to the Imperial Tobacco Group PLC

Balance Sheet

(i)                                    Investments held as fixed assets

(In £’s million)	2004	2003

Cost of shares in Imperial Tobacco Holdings Limited	1,035	1,035

A list of the principal subsidiaries of the Company is shown on pages 102 and 103.

(ii)                                Debtors: amounts falling due within one year

(In £’s million)	2004	2003

Amounts owed by Group undertakings	1,244	490
Other debtors and prepayments	1	1
	1,245	491

(iii)                            Creditors: amounts falling due within one year

(In £’s million)	2004	2003

Bank overdrafts	—	10
Amounts owed to Group undertakings	126	117
Other creditors	1	1
Proposed dividend	253	217
	380	345

(iv)                               Called up share capital

(In £’s million)	2004	2003

Authorised
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid
729,200,921 ordinary shares of 10p each	73	73

(v)                                   Reserves

(In £’s million)	Share premium account	Profit and loss account

As at 1 October 2003	964	144
Retained profit for the year	—	733
As at 30 September 2004	964	877

As permitted by section 230(3) of the Companies Act 1985, the profit and loss account of the Company is not presented. The profit attributable to shareholders, dealt with in the accounts of the Company, is £1,095m (2003: £235m).

(vi)                               Contingent liabilities

Imperial Tobacco Group PLC has guaranteed various borrowings and liabilities of certain UK and overseas subsidiary undertakings, including its Dutch and Irish subsidiaries. At 30 September 2004, the contingent liability totalled £4,053m (2003: £4,547m).

The guarantees include the Dutch subsidiaries which, in accordance with Book 2, Article 403 of The Netherlands Civil Code, do not file separate accounts with the Chamber of Commerce. Under the same article, Imperial Tobacco Group PLC has issued declarations to assume any and all liability for any and all debts of the Dutch subsidiaries.

The guarantees also cover the Irish subsidiaries, all of which are included in the consolidated balance sheet as at 30 September 2004. The Irish companies, namely John Player & Sons Limited, John Player Distributors Limited and Imperial Tobacco Mullingar have therefore availed themselves of the exemption provided by section 17 of the Irish Companies (Amendment) Act 1986 in respect of documents required to be attached to the annual returns for such companies.

Principal Subsidiaries

The principal wholly-owned subsidiaries of the Group held throughout the year, all of which are unlisted, are shown below:

Registered in England and Wales Name	Principal activity

Imperial Tobacco Limited	Manufacture, marketing and sale of tobacco products in the UK
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	Export and marketing of tobacco products
Rizla UK Limited	Manufacture of rolling papers in the UK

Incorporated overseas Name and country of incorporation	Principal activity

Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany
Dunkerquoise des Blends S.A., France	Tobacco processing
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and sale of tobacco products in Belgium
Imperial Tobacco (Asia) Pte. Ltd., Singapore	Marketing and sale of tobacco products in South East Asia
Imperial Tobacco Australia Limited, Australia	Marketing and sale of tobacco products in Australia
Imperial Tobacco Magyarorszäg Dohänyforgalmazö kft, Hungary	Marketing and sale of tobacco products in Hungary
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and sale of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
Imperial Tobacco Slovakia, Slovakia	Manufacture, marketing and sale of tobacco products in the Slovak Republic
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and sale of tobacco products in the Republic of Ireland
John Player S.A., Spain	Marketing and sale of tobacco products in Spain
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and sale of tobacco products in Germany and export of tobacco products
Reemtsma International Asia Services Limited, China	Marketing of tobacco products in China
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and sale of tobacco products in the Czech Republic
Reemtsma Kiev Tyutyunova Fabrika, The Ukraine	Manufacture of cigarettes in The Ukraine
Reemtsma Ukraine, The Ukraine	Marketing and sale of tobacco products in The Ukraine
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products in Russia
OOO Reemtsma, Russia	Marketing and sale of tobacco products in Russia
Tobaccor S.A.S, France	Holding investments in subsidiary companies
Van Nelle Tabak Nederland B.V., The Netherlands	Manufacture of roll your own and pipe tobaccos and marketing and sale of tobacco products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Sale of roll your own and pipe tobaccos

The principal partly-owned subsidiaries of the Group, held throughout the year, are shown below. All are unlisted unless otherwise indicated:

Incorporated overseas Name and country of incorporation	Principal activity	Percentage owned*

Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and sale of tobacco products in Kyrgyzstan	98.7
Imperial Tobacco Polska S.A., Poland	Manufacture, marketing and sale of tobacco products in Poland	96
Société Ivoirienne des Tabacs S.A.(1), Côte d’Ivoire	Manufacture, marketing and sale of tobacco products in the Ivory Coast	74
Tobačna Ljubljana d.o.o., Slovenia	Manufacture, marketing and sale of tobacco products in Slovenia	76

(1)          Listed on the Côte d’Ivoire Stock Exchange

In addition the Group also wholly owns the following partnerships:

Name and country	Principal activity

Imperial Tobacco (EFKA) GmbH & Co. KG, Germany Principal place of business: Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.	Manufacture of tubes in Germany

Reemtsma Holding GmbH & Co. KG, Germany Principal place of business: Max-Born-Strasse 4, 22761 Hamburg, Germany.	Holding investments in subsidiary companies

*                 The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the Group holds 99% of the voting rights.

The consolidated Group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the Company, none of the shares in the subsidiaries are held by the Company. A full list of subsidiaries is attached to the Annual Return of the Company.

Index

A
Accounting
Policies	61-62
Policy and presentation changes	61, 84
Accounts	58-103
Acquisitions	IFC, 14, 37, 85
Africa	23
American Depositary
Receipts/Shares	34-35, 97
Annual General Meeting	35, 38
Asia	23
Audit Committee	41
Auditor (Independent Auditor)
remuneration	66
report	57
Australia	23

B
Balance Sheets	59, 99
Board Committees	39-41
Board of Directors	28-29, 37
Brands	IFC, 10-11
Business description	IFC
Business highlights	IFC
Business in the Community
Environment Index	33
Buyback of ordinary shares	06, 15

C
Contents	01
Contingent liabilities	101
Capital expenditure	15
Carbon Disclosure Project	33
Cash flow	15, 60
Chairman and
Chief Executive’s Statement	04-07
Chief Executive’s Committee	30-31
China	23
Company hallmarks	01
Company profile	IFC
Corporate Governance Report	39-44
Corporate Responsibilities	28-35
Corporate Responsibility Review	32-33
Cost & Capital Management	24
Creditor payment policy	38
Czech Republic	23

D
Debt	15, 73-80, 91
Directors
interests in shares	50
remuneration	49-56
responsibilities	44
Disposals	13-14
Dividend Reinvestment Plan (DRIP)	35
Dividends	05, 15, 37, 69
Donations	33, 38
Duty free	23

E
Earnings per share	02, 15, 69
Employee share schemes	83
Employees/Employment	31, 37-38, 67
Environmental Management	33
Exceptional Items	14, 66

F
Financial Calendar	35
Financial Highlights	02-03
Fixed assets	70-71
France	21

G
Germany	18-19
Glossary of Terms	105
Greece	21

H
Health and Safety	24, 31
Hungary	23

I
Imperial Tobacco at a glance	IFC
Interest	14, 67
International Financial
Reporting Standards	15, 92-93
International Reach	08-09
Ireland	21
Italy	21

L
Laos	23
Litigation	27

M
Manufacturing	24
Multi-Product Advantage	10-11

N
Nominations Committee	41
Notes to the accounts	63-98, 100-101
Netherlands, The	21

O
Operating and Financial Review	12-27
Operating Environment	26-27
Outlook	06, 17, 19, 21, 23, 24

P
Pensions	44, 86-90
Poland	23
Profit and Loss accounts	58, 101
Provisions for liabilities and charges	81

R
Reconciliation of movements
in shareholders funds	91
Regional Performance Analysis	14
Registrars	34
Remuneration Committee	41, 45
Remuneration Report	45-56
Report of the Directors	37-38
Rest of the World region	22-23
Rest of Western Europe region	20-21
Risk	42
Russia	23

S
Segmental information	14, 63-65
Share capital	37, 81
Share price	52, 55
Shareholder information	34-35
Slovakia	23
Slovenia	23
Smoking in Public Places	26
Social and Community Investment	33
Spain	21
Statement of total recognised
gains and losses	58
Strategy	IFC
Subsidiary undertakings	102-103
Supply Chain Management	24

T
Taiwan	23
Taxation	14, 27, 68
Total Shareholder Return Index	03, 53
Travel retail	21
Turkey	23

U
Ukraine, The	23
United Kingdom	16-17
UK/US GAAP reconciliation	94-98

V
Vietnam	23

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Glossary of Terms

American Depositary Receipt (ADR)

Certificate evidencing a holding of American Depositary Shares.

American Depositary Share (ADS)

Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS programme is administered by Citibank.

Earnings before interest, tax and amortisation (EBITA)

Profit on ordinary activities before interest adjusted for goodwill amortisation and exceptional items.

Earnings before interest, tax and depreciation and amortisation (EBITDA)

Profit on ordinary activities before interest adjusted for goodwill amortisation and exceptional items plus depreciation.

Earnings per share (EPS) – adjusted

As for Earnings per share – but adjusted to exclude amortisation and exceptional items. The adjustments allow EPS to be measured on a comparable basis with previous years.

Earnings per share basic

Profit for the period attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.

Earnings per share diluted

Profit for the period attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period, plus the dilutive effect of the exercise of all employee share options.

Effective tax rate

The tax charge as a percentage of profit before tax.

Enterprise value (EV)

Market capitalisation plus net debt.

EV/EBITDA

A ratio which compares companies using all the capital employed, including debt.

Exceptional item

A large unusual item outside the day-to-day activities of the Group.

Ex-dividend date

The date from which shares are traded without the right to the next dividend payment.

IMT.L

Symbol used on the London Stock Exchange for Imperial Tobacco Group PLC shares.

ITY.N

Symbol used on the New York Stock Exchange for Imperial Tobacco Group PLC shares.

LSE

London Stock Exchange.

Market capitalisation

The latest closing price of this share multiplied by the number of shares issued.

Market Share

All market shares and comparisons of market shares are stated on a moving annual total basis, unless stated otherwise. This has required the restating of some 2003 comparatives. All market shares are Imperial Tobacco best estimates based on the most appropriate independent data available.

MRO or RMO

Mobile Retail Outlet or Registered Mobile Operator includes cross-channel ferries, Eurotunnel shop, French and Spanish airports.

MYO

Make your own: loose tobacco which is made into a cigarette using a tubing machine and filter tubes.

NYSE

New York Stock Exchange.

OTP

Other tobacco products – rolling tobacco, rolling papers, cigars, pipe tobacco, snuff.

Price earnings multiple

This is the share price divided by the diluted adjusted EPS.

Price/earnings (P/E) ratio

The share price divided by earnings per share. This measures the number of years’ earnings required to equal the current market value.

Private label

An exclusive retailer or distributor brand usually in the low-value segment.

RYO

Loose tobacco which is used with rolling papers to hand make cigarettes.

Weighted Average Cost of Capital (WACC)

The weighted average of the costs of various types of capital that finance a company or a project. Capital would generally include a mix of debt and equity.

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IMPERIAL TOBACCO GROUP PLC

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